                                                                       EXHIBIT 1

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                               2007 ANNUAL REPORT

CONTENTS

                                                                       PAGE

Report of the Board of Directors for the Year 2007                      F-1

Management Review of the Financial Position and Results of
Operations of the Bank                                                  F-40

Certifications of the General Manager and the Comptroller               F-50

Management and Board of Directors' Statement Regarding their
Responsibility for the Annual Report                                    F-52

Financial Statements as at December 31, 2007                            F-55

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This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS AS OF DECEMBER 31, 2007

At the meeting of the Board of Directors that was held on February 26, 2008, it was resolved to approve the Bank's audited financial statements as of December
31, 2007. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

The growth rate of the gross domestic product in 2007 remained high, further to the growth of recent years. The initial estimate of growth in 2007 is 5.1%, similar to the data of 2006.

The representative exchange rate of the dollar as of December 31, 2007 was NIS
3.846 to the dollar, compared with NIS 4.225 on December 31, 2006, a decrease of
9%. The weakening trend of the dollar also continued at the beginning of 2008.

The Consumer Price Index rose by 3.4% in 2007, compared with a decrease of 0.1%
in 2006. The rate of increase constitutes a deviation from the target set by the
Bank of Israel, notwithstanding the aforementioned decline in the rate of the dollar.

The Bank of Israel interest rate as of December 31, 2007 was 4.25% per annum, versus 4.5% on December 31, 2006. In the first half of 2007, there was a declining trend in the interest rate and at the end of June 2007, the Bank of
Israel interest rate was 3.5% per annum. In the second half of 2007, a process began whereby the interest rate increased, so that by December 31, 2007, as mentioned above, the interest rate amounted to 4.25% per annum.

THE FOLLOWING TABLE PRESENTS DATA REGARDING THE EFFECT OF THE INCREASE IN THE
"LAST KNOWN" CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                              FOR THE YEAR  FOR THE YEAR  FOR THE YEAR
                                                  ENDED         ENDED       ENDED
                                               DECEMBER 31   DECEMBER 31  DECEMBER 31
                                                   2007         2006        2005
                                                   ----         ----        ----
                                                     %            %           %
                                                   ----         ----        ----

Increase (decrease) in "last published" CPI         2.8         (0.3)        2.7
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar                  (9.0)        (8.2)        6.8
Rate of devaluation (appreciation) of the
 shekel in relation to the euro                     1.7          2.2        (7.3)
Rate of devaluation (appreciation) of the
 shekel in relation to the yen                     (3.3)        (9.4)       (6.7)

A DESCRIPTION OF THE BUSINESS AFFAIRS OF THE BANK AND FORWARD LOOKING
INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, implementation or non-implementation of the blueprint for the sale of the shares of the bank that was assessed by the Finance Ministry and the Government
Companies Authority, future decisions regarding the affairs of the Bank by the
Government of Israel or the Bank of Israel, additional restrictions imposed in the future on the business of the Bank, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

                                      F - 1

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

The report of the board of directors presented below and the financial statements do not include a report on activity segments, mainly due to the exemption granted to the Bank by the Supervisior of Banks regarding such information.

A DESCRIPTION OF THE GENERAL DEVELOPMENT OF THE BUSINESS AFFAIRS OF THE BANK

YEAR AND FORM OF INCORPORATION

The Bank was incorporated in 1957 as a limited liability company. The Bank is a public company and is defined as a mixed government company. Until 1989, the
Bank operated as an investment financing bank and its major area of operations was the provision of long-term loans to finance investments. On June 4, 1989, the Bank was granted a license to operate as a commercial bank (a "banking license").

PRINCIPAL DEVELOPMENTS IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial
Committee for Social and Economic Affairs (the Social-Economic Cabinet) approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008. The main principles of the Committee's decision from
October 10, 2005 are presented in Note 1 of the financial statements.

In his letter from October 30, 2005, the Governor of the Bank of Israel advised of the extension of the special line of credit that had been provided to the
Bank, until July 31, 2008. The main provisions of the special line of credit are described hereunder.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

                                      F - 2

     >>   The Bank's banking license will be revoked as from August 1, 2008.

          In its letter dated May 1, 2007, the Bank of Israel announced that if the blueprint described below for the sale and/or transfer of the shares of the Bank is carried out prior to August 1, 2008, the license of the Bank will be cancelled as of the date the blueprint is carried out.

For more information pertaining to the significance of the restricting of the banking license, see below the chapter relating to the special restrictions and constraints of the Bank.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In 2007, the Bank continued implementing the "Run-Off" plan, while reducing credit to the public and public deposits. The balance of credit to the public
(not including loans with State guarantees to the Israel Electric Company Ltd.), which as at December 31, 2006 amounted to NIS 848 million, decreased to the amount of NIS 558 million as of December 31, 2007. The balance of public deposits in the Bank, which at December 31, 2006 amounted to NIS 67 million, decreased to NIS 55 million as of December 31, 2007. The Bank refrains from accepting new deposits and, in accordance with the directives of the Bank of
Israel, it ceased renewing existing deposits that reach maturity, subject to certain exceptions.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a trading room, maintenance of current accounts and securities accounts, maintenance of checking accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed if it is decided at the conclusion of the Run-Off Plan to sell the Bank's asset and liability portfolio as a single unit and within a short time.

A BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

The Finance Ministry and the Government Companies Authority are in the process of assessing and taking steps to advance the blueprint for the sale of all of the issued share capital of the Bank to a third party purchaser. As part of this, on June 17, 2007, the Government Companies Authority issued a request for information (RFI) in which it announced, among other things, that the Government of Israel, through the Government Companies Authority, was requesting information from parties interested in purchasing the Industrial Development
Bank of Israel Ltd. and was requesting that those interested parties submit their requests on July 3, 2007. The RFI also included a description of the proposed blueprint for the sale whereby, among other things, the holdings of the
State in the shares of the Bank, including the controlling shares (ordinary "A"
shares ) and the holdings of the other holders of controlling shares (the three large bank groups: the Bank Discount Group, the Bank Hapoalim Group, the Bank
Leumi Group, and also First International Bank, IDB, and the Association of
Industrialists) will be transferred to the designated buyer, the shares of the
Bank that are traded on the Tel Aviv Stock Exchange and which are held by the public will be purchased by the designated buyer, as part of the creditors agreement pursuant to article 350 of the Companies Law - 1999, whereas preference Shares D and DD held by the public will be redeemed and the accrued preferred dividend in arrears will be paid in respect thereof. A detailed description of the blueprint that was included in the RFI can be found in the immediate filing issued by the Bank on June 17, 2007. As reported to the Bank by the Government Companies Authority, on the date stipulated for submission of the requests, July 3, 2007, eleven requests were received at the offices of the
Authority from companies and individuals.

                                      F - 3

At the beginning of 2008, at the request of the State and other shareholders,
Professor A. Barnea prepared a proposal for the distribution of the proceeds to be received upon the realization of the blueprint (if and when it is implemented), among the various shareholders of the Bank. Professor Barnea's document, which contains the proposed distribution formula and which is dated
January 13, 2008, was attached to the immediate filing issued by the Bank on
January 15, 2008. Among the ordinary shareholders of the Bank who requested the proposal are Bank Leumi, Bank Hapoalim, Discount Bank, the financial institutions which filed the suit against the Bank regarding the renewal of the dividend distribution, and part of the holders of the Bank's ordinary preference shares. It should be noted that the Bank is not in possession of information that the State and the aforementioned shareholders have given their consent to the distribution formula and even at this stage, it is impossible to know if and when the blueprint will be implemented. In addition, the sale of the holdings of the State in the Bank necessitates passage of a privatization resolution by the
Ministerial Committee on Privatization, a resolution which has not yet been passed.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the abovementioned letter of the Governor of the Bank of Israel dated October
30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

                                      F - 4

1)   The Government is responsible for the repayment of the credit line as from
     July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until
     July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the
     Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated
     November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as of December 31, 2007 was NIS
476 million, compared with NIS 751 million as at December 31, 2006. The utilized balance as of December 31, 2007 is NIS 174 million lower than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast that was attached to the notification of the Governor of the
Bank of Israel regarding the extension of the line and lower than the framework stipulated by the Bank of Israel for the conclusion of the Run-Off Plan.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs first approved the Bank's
"Run-Off" plan), in the total amount of NIS 80 million (as calculated by the
Bank). On May 1, 2007, the Bank issued an Immediate Report to the Israel
Securities Authority and to the Tel Aviv Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special credit line.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT LIMITS

As stated in more detail in Note 1G of the financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It should be noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS, CREDIT RISK AND THE PROVISION FOR
CREDIT LOSSES

On December 31, 2007, the Bank of Israel issued a provision addressing the measurement and disclosure of impaired debts, credit risks and the provision for credit losses. The provision is scheduled to go into effect commencing with the financial statements issued after January 1, 2010. In its letter dated August
12, 2007, the Bank of Israel notified the Bank that it is authorized not to make preparations for the implementation of this provision. For information regarding the major features of the new provision, see Note 1.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business segments and information according to business segments.

                                      F - 5

CONTROL OF THE BANK

The Bank is a "mixed company" as defined in the Government Companies Law - 1975.
The means of control of the Bank (voting rights at the general meeting and the rights to appoint directors) are held primarily by the State and the three large banking groups: the Bank Leumi Group, the Bank Hapoalim Group and the Discount
Bank Group.

The percentages of the means of control in the Bank, held by each of the aforementioned groups, are as follows:

The State of Israel - voting rights - 45.78%, rights to appoint directors -
48.81%.

The Bank Leumi Group - voting rights - 19.32%, rights to appoint directors -
20.60%.

The Discount Bank Group - voting rights - 9.50%, rights to appoint directors -
10.13%.

The Bank Hapoalim Group - voting rights - 11.77%, rights to appoint directors -
12.12%.

As reported to the Bank by Bank Hapoalim, according to the agreements between
Bank Hapoalim and the other shareholders, Bank Hapoalim was granted usage rights to additional voting rights that constitute 1.55% of all of the voting rights and additional rights to appoint directors that constitute 3.31% of the total rights to appoint directors.

THE STRUCTURE OF THE BANK'S SHARE CAPITAL

The issued share capital of the Bank is comprised of nine types of shares, as follows:

ORDINARY A SHARES - granting their holders the rights to appoint directors in the Bank and most of the voting rights at the general meetings, the right to a dividend at an annual rate of 6% (nominal), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the
Bank's by-laws. These shares are held mostly by the State of Israel and by the three large banking groups.

ORDINARY B SHARES - granting their holders the right to a dividend at an annual rate of 3% (nominal), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are held by the State of Israel.

ORDINARY B1 SHARE - granting its holders the right to a dividend at an annual rate of 3% (nominal), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, including receipt of the difference between the increase in the CPI and the increase of the dollar which will be paid to the Bank upon liquidation in respect of the perpetual deposits with the
Treasury, on the basis of the agreements between the Bank and the Treasury, all subject to the preference order set out in the Bank's by-laws. This share is held by the State of Israel.

ORDINARY PREFERRED SHARES - granting their holders voting rights at the general meetings, the right to a cumulative preferred dividend at an annual rate of 8%
(nominal), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are listed for trade on the Tel Aviv Stock Exchange and are held by the public in Israel.

PREFERENCE C, CC, AND CC1 SHARES - granting their holders the right to a cumulative preferred dividend at an annual rate of 6% (linked to the U.S.
dollar), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are listed for trade on the Tel Aviv Stock Exchange and are held mostly by the public in
Israel and a minority in the U.S.

PREFERENCE D AND DD SHARES - granting their holders the right to a cumulative preferred dividend at an annual rate of 7.5% (linked to the U.S. dollar), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares were listed for trade on the Tel Aviv Stock Exchange but were delisted during the nineties. The shares are held mostly by the State of
Israel which purchased them from their holders in the U.S., and a minority by the public (mainly in the U.S.).

For more details, see Note 14, 15, and 16 to the financial statements.

                                      F - 6

INVESTMENTS IN THE CAPITAL OF THE BANK AND TRANSACTIONS IN THE SHARES THEREOF

A.   In the past two years, no investments were made in the capital of the Bank.

B.   Material transactions in the shares of the Bank conducted by an interested party off of the stock market - in the past two years, the State purchased
     Preference D and DD shares that do not participate in income. The number of shares purchased in each of the years 2006 and 2007 and the purchase prices, are as follows:

                             2007                                                      2006
  ---------------------------------------------------------     -------------------------------------------------------
                                                   $ PRICE                                                    $ PRICE
              QUANTITY     PERCENTAGE HELD OF     PER SHARE              QUANTITY     PERCENTAGE HELD OF     PER SHARE
  TYPE        PURCHASED      ACQUIRED SHARES      PURCHASED     TYPE     PURCHASED     ACQUIRED SHARES       PURCHASED
  ----        ---------   ---------------------   ---------     ----     ---------  ---------------------     ---------
                          IN CAPITAL  IN VOTING                                     IN CAPITAL  IN VOTING
                          ----------  ---------                                     ----------  ---------

D                290        0.01%         -            90       D           391        0.01%         -           90
DD               308        0.44%         -         1,000       DD          415        0.59%         -         1000

The purchase of the preference D shares by the State was made, as far as the
Bank knows, further to a declaration included in a letter of the Finance
Minister, Mr. Pinchas Sapir, dated February 15, 1967 (which was addressed to the
Vice President of Capital for Israel Inc.) whereby the State of Israel intends on purchasing D-type shares upon their being listed for trade on the Tel Aviv
Stock Exchange at prices ranging from 90% to 95% of their par value which stood at $100 a share.

The purchase of the preferencered DD shares by the State was made, as far as the
Bank knows, further to a declaration included in the prospectuses in respect of the issuance of those shares, whereby the Israeli Government agreed that if these shares are offered for sale on the Tel Aviv Stock Exchange at any time during the 20-year period after the issuance to the public, it would bring about that their purchase would be done at a price equal to 90% of the $1,000 a share at which they were issued, and from the 21st year after the issuance of the shares, at a price equal to 100% of the aforementioned price at which they were issued. The preference D and DD shares were delisted from the stock exchange in
1993 and their purchase by the State directly from their holders was done, apparently, in lieu of guaranteeing their sales price on the stock market. Since these purchases were apparently made further to and/or against the background of the aforementioned declarations, and not as part of a regular sale from a willing seller to a willing buyer, the Bank is of the opinion that there is no room to derive from these transactions the price of the shares that were purchased therein. As the above table indicates, these shares do not grant means of control.

PREFERENCE SHARES PURCHASED BY THE STATE FROM U.S. RESIDENTS WITHOUT THEIR
HAVING BEEN REGISTERED IN THE SHAREHOLDERS REGISTRY

Further to examinations and verifications carried out by the Bank during the past year, the Bank reached the conclusion that, of the 3,429 preferred D shares
(par value $100 each) and the 1,901 preference DD shares (par value $1,000 each)
registered in the name of the State in the Bank Agent's registry in the U.S. and which are not registered in the books of the Bank and are not reported by the
Bank, 2,636 preference D shares and 1,306 preference DD shares should be transferred and registered in the name of the State in the books of the Bank
(and at the same time remove them from the shares that are registered in the names of the holders in the U.S.). At its meeting on February 26, 2008, the
Board of Directors of the Bank resolved to approve the transfer of the aforementioned shares into the name of the State, subject to the receipt of certain approvals from the State in connection with the correction of the existing records in its name and the "surplus" stock certificates it has in its possession. When the transfer is carried out, the percentage held by the State in the capital of the Bank will amount to 81.82% instead of 79.92% as currently reported. It should be noted that there is still a quantity of 30 preference DD shares (beyond the quantity of 1,306 shares mentioned above) which were apparently also purchased by the State, but due to a lack of information regarding the details of the sellers, it is not currently possible to transfer and register them in the name of the State in the books of the Bank.

                                      F - 7

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, when the Bank distributed to the holders of the preference shares and of the ordinary preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preference dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The aggregate amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 185.4 million as of December 31, 2007. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The aggregate amount of NIS 185.4 million is comprised as follows: NIS 113.8 million is in respect of non-participating shares (D and DD) and NIS 71.6 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 33.4 million is in respect of 2007 and is comprised as follows:
NIS 20.7 million is in respect of non-participating D and DD shares and NIS 12.7 million is in respect of participating C, CC and CC1 shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. At the time, the Bank's
Board of Directors expressed its fundamental position that if the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles. On August 5,
2007, a verdict was rendered by the Tel Aviv District Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest does not accrue.

                                      F - 8

At its meeting on October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the verdict. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears
(including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preference shares (a result which the
Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC,
CC1, D and DD shares). Such a clarification was not given and the Bank's appeal was submitted to the Supreme Court on January 8, 2008. At the aforementioned meeting on October 9, 2007, the Board of Directors of the Bank also discussed the ramifications of the aforementioned verdict on the continuation of its policy regarding the distribution of the dividend on the preference shares
(Preference C, CC, CC1, D and DD shares). In view of the stipulation of the verdict pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank is not appealing), and after the Board of Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the verdict no longer gain anything by the non-distribution of the dividend), the Board of Directors reached the conclusion that it would be proper for the
Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting) to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the
Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which at present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance Ministry, and the second, authorization to distribute a current preferred dividend on the preference shares of the Bank, also without a distribution - prior or concurrent
- of the preferred dividend in arrears on those shares (since, in view of the wording of the verdict, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of
Association and to authorize the Chairman of the Board to determine the date of the meeting; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the preference shareholders, subject to the aforementioned change in the Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income). A detailed description of the decision of the Board of Directors at its meeting on
October 9, 2007, as aforementioned, can be found in the Immediate Report issued by the Bank on October 10, 2007. In accordance with the decision of the Board of
Directors of the Bank, the general meeting of the Bank convened on January 7,
2008, and on its agenda were the aforementioned proposals to amend the by-laws of the Bank, so that the by-laws would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's by-laws.

See also Notes 1 of the financial statements for details on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the
Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note 21D of the financial statements regarding the aforementioned originating motions.

SPECIAL RESTRICTIONS AND CONSTRAINTS OF THE BANK

The following special restrictions and constraints on the activity of the Bank derive from the decisions of the Israeli Government and the Bank of Israel in
the matter of the Bank:

o    According to a decision of the Ministerial Committee on Socio-Economic
     Affairs, taken on October 10, 2005, the realization of the balance of the
     Bank's assets in a controlled process will continue until July 31, 2008.

                                      F - 9

o    According to the letter of the Governor of the Bank of Israel dated October
     30, 2005, the term of the special credit line, which constitutes the main source of the Bank's liquidity needs, is until July 31, 2008.

o    According to the aforementioned decision of the Ministerial Committee on
     Socio-Economic Affairs, the Bank shall not make use of the special credit line placed at its disposal by the Bank of Israel or from other sources, for purposes of granting new credit. According to the aforementioned letter of the Governor of the Bank of Israel, the Bank can continue using the special credit line to bridge its liquidity needs required to fulfill its current and banking liabilities.

o    According to the aforementioned decision of the Ministerial Committee on
     Socio-Economic Affairs, and the letter of the Governor of the Bank of
     Israel, the amount of the special credit line shall not exceed NIS 1.25 billion at any time, and it shall be reduced in accordance with the forecast that was attached to the letter of the Governor.

o    According to the aforementioned letter of the Governor of the Bank of
     Israel, the Bank is prohibited from participating in the inter-bank credit procedure as part of the daily liquidity trading. This restriction will continue to apply also after the repayment of the special credit line.

o    According to the aforementioned letter of the Governor of the Bank of
     Israel, any significant administrative expense which deviates from the normal course of business of the Bank and has an impact on the results of business operations, requires the approval of the Bank of Israel.

o    According to the aforementioned letter of the Governor of the Bank of
     Israel, restrictions were placed on the Bank in connection with the making of deposits in other banks and the pledging of such deposits.

o    The Governor of the Bank of Israel clarified in the aforementioned letter that if the Bank of Israel finds it necessary, and to the extent that it is necessary in the sole opinion of the Bank of Israel, it will consider placing additional restrictions beyond those set out above, in connection with the activity of the Bank, whether or not as a result of the non-compliance with the objectives of the Run-Off plan.

o    According to the debenture dated November 14, 2002 (amended on December 29,
     2005), and as part of which the Bank placed a floating charge on part of its assets in favor of the Bank of Israel, the Bank undertook, among other things, not to make additional pledges on the aforementioned assets and not to sell them, in any form whatsoever, unless it receives written permission in advance from the Bank of Israel. Notwithstanding, the aforementioned debenture stipulates that the floating charge created by it does not prohibit the Bank or restrict it as part of management of its normal business, including the fulfillment of its commitments, from receiving repayments of or issuing credit. For more information in connection with the aforementioned debenture, see Note 17 - Liens and Restrictive
     Conditions.

o    According to the notice of the Governor of the Bank of Israel dated January
     29, 2006, the banking license granted to the Bank on June 4, 1989 will be restricted such that the bank will not engage in a business in which it did not engage prior to the date of such license. Without derogating from the generality of the above, the Bank will not accept new deposits and will not renew deposits that reached their current maturity except for those of shareholders. The banking license granted to the Bank on June 4, 1989 was a
     "banking license" pursuant to article 10 of the Banking Law (Licensing) -
     1981 which enabled the Bank to operate as a commercial bank. Until that time, the Bank operated pursuant to an "Investment Financing Bank" license under article 16 of that law and its major activity was granting long-term credit for purposes of financing investments, including granting credit under the direction of the government from deposits for providing loans.

o    According to the aforementioned notice of the Governor of the Bank of
     Israel, the banking license of the Bank will be cancelled commencing on
     August 1, 2008. If the blueprint for the sale of the Bank is implemented prior to August 1, 2008, the Bank's license will be cancelled at the date of the implementation of the blueprint.

                                     F - 10

MATERIAL AGREEMENTS

THE PERPETUAL DEPOSIT AGREEMENT

In accordance with agreements (by way of an exchange of letters) entered into at various times between the State and the Bank, the Bank deposited with the
Treasury the proceeds of the issuance of the Bank's preference shares, shares of classes C, CC, CC1, D, and DD. Pursuant to these agreements, the Bank is entitled to receive in respect of the amounts deposited by it, as above, dollar interest at a annual rate of 7.5% of the dollar value of the amounts of the deposit (as they were at the date of deposit), to be paid to the Bank by the
State in a grossed-up manner, on the dates on which the bank declares the payment of a dividend in respect of those preferred shares, such that following payment of various taxes and levies, the net amount of the interest to be paid to the Bank by the State will amount to the aforementioned rate of 7.5%. The principal amounts deposited by the Bank will be repaid to the Bank by the State upon liquidation of the Bank or at the time and for the purpose of redeeming preference shares of classes D and DD (which were issued as redeemable shares), with these principal amounts being linked to the rate of the dollar, from the date of deposit with the Treasury until October 1, 1987 and from October 1, 1987 until the date of their repayment to the bank, they will be linked to the higher of the Consumer Price Index or the dollar. The deposit agreements stipulate that the State shall not have a right of offset in relation to the amounts due to the
Bank in connection with the performance of the deposits thereof. For more details, see Note 8 of the financial statements.

AGREEMENTS FOR THE KIBBUTZ DEBT ARRANGEMENT

As a result of difficulties suffered by the kibbutzim in Israel and the organizations related thereto, between 1989 and 1999, a number of agreements were entered into by the various kibbutz movements, the creditor banks and the
State of Israel.

The objective of these agreements was to refinance the debt of the kibbutzim and the related organizations and to adapt the debt to the real abilities of the debtors to repay the debt.

The agreements contain detailed mechanisms for handling these debts. As part of the agreements, it was stipulated that the kibbutzim that were defined to be assisted kibbutzim (in need of assistance) would be entitled to refunds of certain interest differentials in respect of unsettled credit they received in the past from the banks that are party to the agreement, to the writing off of part of the balances of such credit and to restructure the repayment dates of the balance of the credit.

The government financed 35% of the amounts written-off and deposited in the banks funds to be used as a source for the restructuring of the payment dates.
Kibbutzim defined to be owners of real estate with potential for development were required as part of these agreements to contribute their rights in the land in return for part of the write-offs that were approved for them. For more details, see Note 24 B(2) of the financial statements.

CREDIT TO THE ISRAEL ELECTRIC COMPANY LTD. FROM DEPOSITS OF THE STATE AND
STATE-GUARANTEED

According to a series of agreements entered into at various times during the nineteen nineties, the Bank lent the Israel Electric Company Ltd. long-term credits, the final repayment times of which are in the years 2020 - 2025, at a total amount of $1.5 billion. The loans were granted from deposits made in the
Bank by the State at identical amounts and with identical repayment dates of those of the credits. These credits are fully guaranteed (principal and interest) by the State of Israel. The unamortized balance of these credits as of
December 31, 2007 was NIS 4,963 million and they constituted 89.9% of the total balance of the public credit portfolio of the Bank as of that date.

AGREEMENT FOR THE DISMISSAL  OF THE EMPLOYEES OF THE BANK

On December 26, 2002, a collective agreement was signed by the Bank, the New
General Histadrut and the bank's workers committee, applicable to the employees of the Bank to whom the collective agreements in the Bank apply (and not to those employees having personal employment contracts). The agreement was made for a three-year period, with an option to extend the agreement for another year. The agreement settled, among other things, the following issues:

                                     F - 11

o    The termination process and the right of management to dismiss employees as part of the reduction in the Bank's activity.

o    Reductions to be made in the salaries of the employees and in the fringe benefits to which they are entitled.

o    Special benefits and payments to be due to the employees of the Bank as a result of dismissal, including additional severance pay beyond what is stipulated by law, and the conversion of the right to additional severance pay - in respect of employees having a certain amount of seniority and who have a certain number of years remaining until they reach retirement age -
     to the right of early pension.

On March 14, 2005, an additional collective agreement was signed by the aforementioned parties, extending the aforementioned collective agreement (dated
December 26, 2002) until the earlier of the date on which the Bank's Run-off
Plan ends (including any change or extension of the Plan and approved by the government) or December 31, 2007 (the "First Extension Agreement").

The First Extension Agreement also set out and clarified the following points:

A.   Employees who, under the original agreement, are entitled to early pension due to their dismissal, will be entitled to it until the age upon which they are entitled to a regular pension from the pension fund of which they are members, in accordance with the reform that was enacted in the Israeli pension schemes after the signing of the original agreement.

B.   Part of the items that the employees waived in the original agreement, which were limited in time, will continue to apply during the period of the new agreement.

On July 12, 2006, an additional collective agreement was signed between the aforementioned parties (the "Second Extension Agreement") which extended for an additional period the aforementioned collective agreement (dated December 26,
2002), as amended by the First Extension Agreement, until July 31, 2008 (the date for the end of the Run-off Plan). The Second Extension Agreement also stipulates that if the Run-off Plan is extended beyond July 31, 2008, the period of the aforementioned collective agreement will also be extended until the date to be set for the end of the Run-off Plan, but not beyond December 31, 2008.

The Bank set up the provisions in its books in respect of the agreement, including the extension agreements.

The aforementioned agreements were approved by the Supervisor of Wages and
Employment Agreements in the Finance Ministry.

The items waived and part of the benefits set out in the abovementioned collective agreements were also applied to some of the employees of the Bank who are employed under personal contracts.

At present, with the end of the Second Extension Agreement coming near, negotiations are being conducted for a possible additional extension and/or change in the collective agreement from December 26, 2002.

LETTER OF INDEMNIFICATION FOR DIRECTORS AND OFFICERS

The Bank issued its officers and directors a letter of indemnification which was approved by the general meeting of the Bank on August 8, 2002. According to the letter of indemnification, the Bank undertook to indemnify its officers and directors in respect of a monetary indebtedness placed on them in favor of another person by a court ruling (including a ruling rendered as part of a compromise and the ruling of an arbitrator approved by the court) and in respect of reasonable litigation expenses (including attorney fees) levied against them as a result of actions (defined as including acts of omission and decisions)
taken by them and/or to be taken by them by virtues of their being officers or directors in the Bank or by virtue of any position or job that they fulfilled and/or will fulfill at the request of the Bank or on its behalf in any company in which the Bank held and/or will hold shares and in any other corporation and business initiative in which the Bank invested or will invest, as long as these actions are connected to one or more of the types of events detailed in the letter of indemnification, which include, among other things, the following types of events:

                                     F - 12

o    Issuance of shares

o    Implementation of voting rights and rights to appoint directors in a company in which the Company holds and/or will hold shares and/or another corporation and/or business initiative in which the Bank invested or will invest

o    Voting for or against any decision in the board of directors, committees of the Company, etc., corporations and/or initiative

o    Realization of collateral given to the Bank

o    Approval and/or furnishing of credits and other transactions taken as part of the areas in which the Bank is allowed to do business in accordance with the Banking Law (Licensing) - 1981

o    Holding assets in trust

o    Granting an underwriting commitment

o    A transaction of the Bank in any assets undertaken on behalf of the Bank itself

o    Providing a report or notification pursuant to any law

o    Receipt of licenses and permits

o    Events connected to employee - employer relationships

o    Privatization of the Bank and any course of action taken to advance the privatization and/or in connection therewith

o    Any refraining from doing one or more of the above matters

The overall and aggregate amount of the indemnification that may be paid under the abovementioned letter of indemnification shall not exceed 25% of the shareholders' equity of the Bank on the basis of its financial statements as of
March 31, 2002, which amounted to NIS 640.3 million. In other words, it shall not exceed NIS 160.1 million, linked to the Consumer Price Index publicized in respect of March 2002. The indemnification pursuant to the letter of indemnification is subject to the provisions of the Companies Law and to the various conditions detailed in the letter of indemnification. Please note that as part of Amendment No. 3 of the Companies Law - 1999 (which was passed on
March 7, 2005), it was stipulated that an undertaking to indemnify (such as the aforementioned letter of indemnification) has to be limited to events which the board of directors believes are expected to occur as a result of the actual activity of the Company at the time the commitment to indemnify was given and limited to an amount or benchmark that the board of directors set, which are reasonable under the circumstances of the matter. The question of the applicability of the amendment to existing letters of indemnification and the interpretation of the limitations have not yet been adjudicated in court and, therefore, the consequences of the amendment on the aforementioned letters of indemnification are uncertain.

See Note 21C of the financial statements.

AGREEMENT TO OUTSOURCE THE COMPUTER SERVICES OF THE BANK

According to an agreement dated December 23, 2003, signed between the Bank and a company that provides outsourcing services, including IT services, the company undertook to provide the Bank with current management and operating services in connection with the Bank's computer system, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the IT system, data security , etc.

The agreement was for a period commencing on January 1, 2004 and ends on
December 31, 2008. During the agreement period, the Bank is entitled to order from the company changes, additions, updates and improvements to the Bank's existing computer system and/or develop new systems. The Bank has a "bank of hours" at its disposal for this purpose.

See Note 21B of the financial statements.

SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

A special line of credit was placed at the disposal of the Bank by the Bank of
Israel to bridge the Bank's liquidity needs. The terms of the line of credit were set by the Governor of the Bank of Israel, details of which are presented above in this report and in Note 1 of the financial statements.

                                     F - 13

RISK FACTORS

RISK IN RESPECT OF THE QUALITY OF DEBTORS AND COLLATERAL

The risk that borrowers from the Bank will not meet their debts to the Bank is an inherent risk of the activity of the Bank even during the implementation of the Run-Off Plan. Even though the Bank reviews the condition of its customers on a regular basis as well as the value of the collateral securing their debts, and makes provisions on the basis of its assessments of the risk that the debtors will not be able to repay their debts, it is possible that circumstances will arise in the future that were not taken into account to date by the Bank, including a deterioration of the condition of the customers and a decline in the value of their collateral which will require the making of additional provisions. The focusing of the Bank on the collection of credit and its refraining from other activities, increase the impact that this risk will have on the results of the Bank's operations in the event that the risk comes to fruition.

SPREADING OUT THE CREDIT RISK

For details of the spreading out of the credit risk in connection with credit concentration and concentration of the indebtedness of borrower groups, see below the chapter on risk management.

INTEREST RISK, EXCHANGE RATE RISK AND INFLATION RISK

For details regarding these risks, see below the chapter on risk management.

SHARE PRICE RISK

The total volume of investment by the Bank in securities, as of December 31,
2007, amounted to NIS 46 million. Of this amount, an amount of NIS 34 million is in traded shares. This value is based on the market prices as of the balance sheet date. Such value is subject to the volatility of the prices of the shares included in this item. Most of the investments in traded shares (NIS 32.9 million) are in respect of the shares of one company that is listed for trade on the Tel Aviv 25 list.

LIQUIDITY RISK

Since the Bank is prohibited from raising deposits from the public, it depends on the credit line from the Bank of Israel to manage its liquidity risk.

OPERATIONAL RISKS

Operational risks include risks deriving from acts of fraud, errors on the part of bank employees, lack of proper documentation of transactions, failures and faults in data processing, equipment or external systems of service providers, and the absence of fair testing procedures and internal control. Notwithstanding the fact that the Bank instituted various means of supervision and control with a goal of minimizing the operational risks to which it is exposed, there is no guarantee that such risks do not exist or that they will not be realized in the future.

For additional details regarding operational risks, see below the chapter on risk management.

LEGAL RISKS

During the course of its activity, the Bank is exposed to legal risks, including the risk of loss as a result of the lack of the possibility to legally enforce the fulfillment of an agreement. These risks are handled regularly by the Legal
Department of the Bank. There is no guarantee that all of the risks were taken into consideration or that any given risk will not be realized in the future.

DEPENDENCY ON PROFESSIONAL MANPOWER DUE TO THE REDUCTION OF THE WORK FORCE

According to the Run-off Plan and the efficiency plan that accompanied it, the
Bank significantly reduced the number of its employees, which declined from 170 on January 1, 2002 to 43 on December 31, 2007. The ability of the Bank to continue the successful implementation of the Run-off Plan is contingent on, among other things, the continued employment of the same executives and employees who have the crucial knowledge and acquaintance of the Bank's systems and customers.

                                     F - 14

DEPENDENCY OF THE BANK ON THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

In the absence of other sources of liquidity, the continued proper functioning of the Bank is contingent on the existence of the special credit line placed at the disposal of the Bank by the Bank of Israel until July 31, 2008.
Non-compliance by the Bank with the terms of the special credit line may jeopardize the continued existence of the line. In addition, in a letter from the Governor of the Bank of Israel dated October 30, 2005, regarding the extension of the special line of credit, it was stated that in the event that the Bank of Israel sees fit to do so, and to the extent that it finds it necessary at its sole discretion, it will consider placing additional restrictions on those already set out in the above letter in connection with the activity of the Bank, either as a result of non-compliance with the objectives of the Run-off Plan or not.

THE IMPAIRMENT OF THE PROFITS OF THE BANK AS A RESULT OF ITS INABILITY TO EXTEND
NEW CREDIT AND RECRUIT AND/OR RENEW DEPOSITS

Further to the decisions of the Socio-economic Ministerial Committee and the
Bank of Israel regarding the affairs of the Bank, the Bank is prohibited from extending new credit and from raising and/or renewing deposits, and its activity focuses on collecting its credit portfolio. Restricting the activity of the Bank to collecting existing credit negatively impacts and will continue to negatively impact on the ability of the Bank to generate financing and operational income and its being prohibited from raising and/or renewing deposits impairs its financing margins.

THE EFFECT OF THE RUN-OFF PLAN ON THE ATTITUDE OF THE DEBTORS OF THE BANK AND
THE COLLECTION ABILITY OF THE BANK

The circumstances of the bank and the limited horizon of the Run-off Plan may have a negative effect on the willingness of its customers to meet their liabilities to the Bank. On the one hand, customers may believe that in such circumstances, it is possible to get the Bank to make concessions and other leniencies, while on the other hand, they may feel that meeting their liabilities does not guarantee them a long-term relationship with the Bank. As noted above, Bank Management has been taking and will continue to take a tough line in handling its collection problems. As a result, in recent years there has been a significant increase in the Bank's collection and legal expenses and such a trend may continue in the future as well.

THE STATUS OF THE BANK AT THE CONCLUSION OF THE RUN-OFF PLAN

In accordance with the decision of the board of directors of the Bank from July
26, 2005, and the decision of the Socio-economic Ministerial Committee from
October 10, 2005, the Run-off Plan of the Bank was extended until July 31, 2008.
According to the notice issued by the Governor of the Bank of Israel on January
29, 2006, the Bank's banking license will be cancelled on August 1, 2008. As mentioned above, the Finance Ministry and the Government Companies Authority are
assessing and advancing a blueprint for the sale of the shares of the Bank, a blueprint regarding which, at present, it is impossible to know whether or not and how it will be implemented. It is unclear as to what the status of the Bank will be when the Run-off Plan comes to its conclusion, whether or not it will continue to operate and how. It is reasonable to assume that the final decision on the future of the Bank will be influenced when the time comes by developments in connection with the blueprint for the sale of the shares of the Bank and the decisions of the Israeli government which took upon itself to repay to the Bank of Israel the remaining balance of the credit line and against which repayment of the line, is supposed to receive through endorsement from the Bank of Israel, the floating charge generated by the Bank to guarantee the line.

                                     F - 15

The following table sets out the risk factors and the extent of impact of the risk on the Bank. The table was prepared in accordance with the instructions of the Bank of Israel:

           RISK FACTOR                                                                                                     EFFECT OF THE RISK
           ------------------------------------------------------------------------------------------                             ------

1          Overall impact of credit risk                                                                                          Medium
1.1        Risk in respect of quality of debtor and collateral                                                                    Medium
1.2        Risk in respect of credit concentration                                                                                Medium
1.3        Risk in respect of debtor / debtor group concentration                                                                 Medium
2.         Overall effect of market risks                                                                                         Low
2.1        Interest risk                                                                                                          Low
2.2        Inflation risk                                                                                                         Low
2.3        Exchange rate risk                                                                                                     Low
2.4        Share price risk                                                                                                       Low
3.         Liquidity risk                                                                                                         Low
4          Operational risks                                                                                                      Low
5.         Legal risks                                                                                                            Low
6.         Dependency on professional manpower due to the reduction in the work force                                             High
7.         Dependency on the special credit line of the Bank of Israel                                                            High
8.         Impairment of profits of the Bank due to its inability to extend new credit and recruit and/or renew deposits          High
9.         The effect of the Run-off Plan on the  attitudes of borrowers to the Bank and the collection ability of the Bank       Low
10.        The status of the Bank at the conclusion of the Run-off Plan                                                           High

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding implementation of the
Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

In accordance with the provisions of the Proper Banking Procedure, a bank is required to maintain a credit control unit as one of the means of educated management of its credit risks. Due to the fact that since commencing with the second half of 2002, the Bank's activity has been centering around the collection of its credit portfolio, and it does not approve any new credit, the need for such a unit at the Bank has diminished.

Further to the request of the Bank, the Supervisor of Banks notified the Bank in his letter dated November 26, 2003 that the Bank is exempt from complying with the provision of the Proper Banking Procedure that relates to credit control.

                                     F - 16

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

TAXATION

In 2007, the Bank was subject to corporate tax at a rate of 29% and payroll tax levied on financial institutions at a rate of 15.5%. The overall tax rate applicable to the Bank in 2007 was 38.5%.

Due to tax losses, no tax expenses were recorded during the period 2002 - 2006.
In 2006, the Bank recorded a salary tax receivable in an amount of NIS 2.8 million. This amount was included in "Other assets". In 2007, a tax expense was recorded in an amount of NIS 1.6 million, due to the fact that the tax loss carry-forwards from prior years cannot be offset against the profit tax applicable to banking institutions in accordance with the VAT Law.

The Bank received final tax assessments through the 2003 tax year.

Tax losses in respect of which no deferred taxes were recorded amounted to NIS
719 million. The overall tax rate applicable to the Bank in 2008 is 36.8%, in
2009 - 35.9% and in 2010 - 35.1%.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 21D of the financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - The Bank's net income amounted to NIS 22.2 million in 2007, compared with a net loss of NIS 17.1 million in 2006. The net income in 2007 was affected mainly by the increase in interest revenue collected in respect of problematic debts which amounted to NIS 17.4 million, compared with NIS 9.4 million in 2006 and from the fact that in 2007, income of NIS 13.8 million was recorded to the provision for doubtful debts, compared with an expense of NIS
21.7 million in 2006..

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 29.3 million in 2007, compared with NIS 18.2 million in 2006.

The increase in profit from financing operations resulted mainly from the following:

-    The increase in revenues from interest collected on problematic debts which amounted to NIS 17.4 million compared with NIS 9.4 million in 2006.

-    A decrease in the volume of problematic debts classified as non-interest bearing. The average balance of non-interest bearing debts in 2007 amounted to NIS 109 million, compared with NIS 242 million in 2006. The balance of these debts constituted 13.7% of total monetary assets (excluding credit to the Israel Electric Company guaranteed by the State), compared with 20.3%
     in 2006.

-    The impact of the decrease in the interest rate in the economy on the volume of the non-accrual of income in respect of non-interest bearing debt. The average interest rate in 2007 was lower than the average interest last year. As a result, the negative impact of the non-accrual of revenues in respect of non-revenue generating debt was smaller than in the same period last year, in addition to the aforementioned volume of problematic debts.

                                     F - 17

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by linkage segment.

An analysis of the Bank's financing operations in the various linkage segments, according to Addendum C of the Management Review, indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 184 million in 2007, compared with NIS 364 million in 2006, a decrease of
49%. The margin in this segment, including the effect of derivatives, was 1.70%
in 2007, compared with 1.39% in 2006.

It should be noted that most of the non-income bearing debt is included in this segment. The balance of such debt as of December 31, 2007 amounted to NIS 42 million, compared with NIS 125 million at December 31, 2006. The improvement in the margin of this segment compared with 2006, derived both from the decrease in the volume of non-interest bearing debt and its relative weight out of total credit and from the decline in the interest rate and its impact on the non-accrual of revenue in respect of these debts.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 455 million in 2007, compared with NIS 561 million in 2006, a decrease of 18.9%. The decrease in the volume of activity of this segment derives both from the overall decline in the activity of the Bank and from the
Bank's policy whereby credit renewed by the Bank is for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.30% in 2007, compared with 2.58% in 2006.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The average overall volume of assets in this segment amounted to NIS 5,602 million in 2007 compared with NIS 6,406 million in 2006. Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Company Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit in 2007 amounted to NIS 5,445 million compared with NIS 6,143 million in 2006. Excluding the said credit, the average balance of assets in this segment amounts to NIS 156 million, compared with NIS 264 million in 2006, a decrease of 41%. The margin in this segment, including the effect of derivatives, was 0.07% in 2007, compared with 0.08% in 2006. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above. The credit guaranteed by the State and the deposit of the State from which the credit is granted bear interest at a high rate. Due to their heavy weight in the assets and liabilities and the negligible interest margin on this credit, they distort the data referring to the margin in this segment. In respect of this credit, denominated in dollars, an expense was recorded in 2007 in an amount of NIS 127 million (compared with an expense of NIS 89 million in
2006). The reason that in these years an expense was recorded in respect of this credit was the decline in the rate of the dollar. As mentioned above, this credit is guaranteed by the State and the margin in respect thereof is marginal.
Therefore, the amount of the income recorded in respect of the deposit of the
State granted as a source to finance the credit is similar in amount.

In an analysis made regarding the data of this segment, net of the aforementioned credit and deposit, the data indicate a margin of 2.37% in 2007
(compared with 1.99% in 2006).

The average of the total financial assets (excluding state-guaranteed credit to the Israel Electric Company) amounted to NIS 795 million in 2007, compared with
NIS 1,189 million in 2006, a decrease of 33%.

Regarding income from financing activity, it can be assumed that the policy implemented by the Bank to reduce the activity of the Bank and the continued
decline in the volume of credit will continue to negatively impact on the income from financing activity.

THE ALLOWANCE FOR DOUBTFUL DEBTS - An amount of NIS 13.8 million was recorded as income in this item in 2007, compared with an expense of NIS 21.7 million in
2006. In the specific allowances for doubtful debts, income of NIS 7.3 million was recorded in 2007, compared with an expense of NIS 27.6 million in 2006. The supplementary allowance for doubtful debts reflected a decrease of NIS 6.5 million in 2007, compared with a decrease of NIS 5.9 million in 2006.

                                     F - 18

The decrease in the supplementary allowance for doubtful debts is mainly due to the decrease in the volume of problematic debts in general and to the volume of non-income bearing debts in particular. This decline is gradual and has been reflected in the financial statements of the Bank in recent years.

The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 45.2 million as of December 31, 2007, constituting 7.5% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance, compared with an allowance of NIS 51.7 million in 2006 which constituted 5.7% of the balance of the credit. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to
NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 6.4% of the balance of the credit (versus 4.3% at December 31, 2006).

                                     F - 19

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                    BALANCE AS AT  BALANCE AS AT
                                                                        -----         -----
                                                                     DECEMBER 31,   DECEMBER 31,
                                                                        2007           2006
                                                                        -----         -----

Non-income bearing                                                       69.7         171.2
Restructured (2)                                                         31.5          74.1
Designated for restructuring (3)                                         17.3          26.9
Temporarily in arrears                                                    8.7          14.5
Under special supervision**                                             181.7         208.5
                                                                        -----         -----

Total balance sheet credit to problematic borrowers (1)                 308.9         495.2

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                    81.2          88.0
                                                                        -----         -----

Overall credit risk in respect of problematic borrowers (1) (4)         390.1         583.2
                                                                        =====         =====

**   Including an amount of NIS 169.7 million in respect of debts for which a specific allowance exists (December 31, 2006 - 183.1 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

A comparison of the data indicates a decrease in the volume of problematic debts in general and debts classified as non-income bearing in particular. The decrease in the volume of debts classified as non-income bearing derives from a combination of the following factors: collection of debts from customers classified as non-income bearing, and arrangements with some of these customers, further to which moved over to a track of regular payments and were classified as restructured.

Nevertheless, the data point to a high proportion of debts classified as non-income bearing when compared to total public credit. The interest charges in respect of these debts, which were not recorded to financing income, will have a negative impact on the results of the Bank's operations in the future as long as these debts are classified as non-income bearing. It is worth noting that notwithstanding the decline in the volume of non-income bearing debts as a result of the policy implemented by the Bank of collecting credit, it is reasonable to assume that the negative impact of this debt on the results of operations will continue to be significant. In connection with this it is worth noting that the amount of the interest that will not accrue to income will be affected both by the volume of the non-income bearing debt and the interest rate in the economy. In the event that the Bank of Israel interest rate increases, the negative impact of the non-income bearing debt on the amount of financing income will be even greater.

Almost all of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The writs of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

INCOME FROM FINANCING ACTIVITY AFTER THE ALLOWANCE FOR DOUBTFUL ACCOUNTS
amounted in 2007 to NIS 43.1 million, compared to a loss of NIS 3.5 million in
2006.

                                     F - 20

OPERATING AND OTHER INCOME - This income amounted to NIS 11.5 million in 2007, compared with NIS 21.5 million in 2006. Most of the income derived from gains from investments in shares which amounted to NIS 8.7 million in 2007, compared with NIS 16.4 million in 2006. It should be noted that the total investment in shares as of December 31, 2005 amounted to NIS 61 million, on December 31, 2006 to NIS 50 million, and on December 31, 2007 on NIS 46 million, so that the income recorded in respect of the share portfolio in recent years was of a very high rate, but there is no certainty that they will continue in the future.

Revenues from operating commissions in 2007 amounted to NIS 1.1 million, compared with NIS 1.3 million in 2006, a decline that reflects the decline in the transactions conducted by the customers through the Bank.

OPERATING AND OTHER EXPENSES - Amounted to NIS 30.8 million in 2007, compared with NIS 35.1 million in 2006. Payroll expenses totaled NIS 18.5 million in
2007, compared with NIS 17.6 million in 2006. With regard to payroll expenses, the following points should be noted:

-    Payroll expenses of 2007 included an amount of NIS 2.5 million in respect of payroll tax. The payroll expenses of 2006 did not include payroll tax since there was a loss for purposes of the profit tax in 2006.

-    Payroll expenses of 2007 included a provision in an amount of NIS 0.8 million in respect of an expense related to additional severance pay approved to the Chairman of the Board of the Bank, the GM, and the deputy
     GM, upon their retirement from the Bank (see Note 18A to the financial statements).

Neutralizing the effect of these factors shows that there was a decrease of NIS
2.4 million in payroll expenses.

Maintenance and depreciation expenses for 2007 amounted to NIS 2.9 million, compared with NIS 2.7 million in 2006.

Other operating expenses amounted to NIS 9.4 million in 2007,, compared with NIS
14.3 million in 2006. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by the Bank in connection with the Run-off Plan.

PROVISION FOR TAXES - The provision for taxes on profits in 2007, which amounted to NIS 1.6 million and which derived from the losses carried forward from previous years, cannot be offset against profit tax. The Bank received tax assessments though the 2003 tax year. The Bank has tax loss carry-forwards of
NIS 719 million in respect of which no deferred taxes were recorded.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As at December 31, 2007 amounted to NIS 6,483 million, compared with NIS 7,516 million as at December 31, 2006, a decrease of 14%.

SHAREHOLDERS' EQUITY OF THE BANK INCLUDING PREFERENCE SHARES - Amounted to NIS
557 million as at December 31, 2007, compared with NIS 511 million as at
December 31, 2006.

SHAREHOLDERS' EQUITY - From an accounting standpoint, the preference shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the preference shares amounted to NIS 447 million (compared with NIS 491 million as at December 31, 2006).

Therefore, the shareholders' equity at December 31, 2007 amounted to NIS 110 million, compared with NIS 20 million on December 31, 2006. The increase in shareholders' equity is comprised of the annual income of NIS 22 million, and the difference between the revaluation of the perpetual deposit with the
Treasury which is linked to the Index and the revaluation of the preference shares that are linked to the dollar. This gap amounted in 2007 to NIS 67 million and is expressed in the capital of the Bank and is reflected in the statement of changes in shareholders' equity, without it being expressed in the statement of operations.

Of the total amount in respect of the preferred shares which amounted to NIS 447 million at December 31, 2007, an amount of NIS 171 million is in respect of profit-sharing preference shares (compared with NIS 187 million as at December
31, 2006). Until December 31, 2005, the profit-sharing preference shares were classified as part of the shareholders' equity of the Bank. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of profit-sharing preference shares (for details regarding this change, see Note 1D).

                                     F - 21

This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. For details of these rights, see Notes 14, 15, and 16 of the financial statements.

TOTAL CREDIT TO THE PUBLIC - As at December 31, 2007 amounted to NIS 5,521 million compared with NIS 6,519 million as at December 31, 2006. The credit data presented below include credit guaranteed by the State that was granted to the
Israel Electric Company Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 4,963 million as at December 31, 2007, compared with NIS 5,671 million as at December 31, 2006. The decline in the volume of this credit was affected also by the decline in the exchange rate of the dollar.
Net of such credit, the credit to the public amounts to NIS 558 million as at
December 31, 2007, compared with NIS 848 million as at December 31, 2006. This data reflects a decline of 34% when compared to December 2006. The decline in credit is in accordance with the credit portfolio reduction policy being followed by the Bank, which policy is the major component of the Run-off Plan.

As can be seen by sorting the balances of public credit by the size of the borrower's credit (Note 4D of the financial statements) and from the table of public credit risk by industry (Addendum E of the Management Review), the credit portfolio of the Bank focuses on credit to mid-sized companies and businesses.
The volume of credit to households is marginal and the weight of this credit in the Bank is significantly lower than its weight in the general banking system.
The composition of the credit described above increases the sensitivity to changes in the condition of the economy.

SECURITIES - The balance of securities as at December 31, 2007 amounts to NIS 46 million, compared with NIS 50 million as at December 31, 2006. The securities portfolio includes an investment of NIS 12 million in mezzanine funds (NIS 17 million as of December 31, 2006). In addition, the securities portfolio includes marketable shares in the amount of NIS 34 million (according to their market value as at December 31, 2007). The market value of the shares includes unrealized gains in the amount of NIS 9.5 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value. The income realized on the investment in shares in 2007 amounted to NIS 8.7 million, further to the income of NIS 16.4 million recorded in 2006. For information on the classification of a customer debt to "Securities", see Note 4E of the financial statements.

DEPOSITS OF THE PUBLIC - Amounted to NIS 55 million as at December 31, 2007, compared with NIS 67 million as at December 31, 2006. These deposits are comprised of unlinked deposits in the amount of NIS 29 million, compared with an amount of NIS 31 million as at December 31, 2006, CPI-linked deposits in the amount of NIS 25 million, compared with NIS 33 million as at December 31, 2006, and foreign currency denominated or linked deposits in the amount of NIS 1 million, compared with NIS 3 million as at December 31, 2006.

The Bank refrains from accepting new deposits and during 2005 it ceased renewing deposits that have reached maturity, subject to certain exceptions. Please note that about half of the balance of deposits as at December 31, 2007 and at
December 31, 2006 are deposits related to credit.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as at December
31, 2007 amounted to NIS 5,319 million, compared with NIS 6,087 million as at
December 31, 2006. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
5,062 million compared with NIS 5,781 million as at December 31, 2006. The decrease in the Government's deposits in foreign currency is affected mainly from the decrease in the exchange rate of the dollar. Of the State deposits in foreign currency, an amount of NIS 4,963 million derives from the deposit that is designated for granting long-term credit to the Israel Electric Company Ltd, compared with NIS 5,671 million at December 31, 2006. The credit and the deposit have the same terms, except for a negligible margin that the Bank has on this credit. As mentioned above, to secure this credit, the Bank also received a
State guarantee.

Another component of these deposits is the CPI-linked deposits that were received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the
Government's CPI-linked deposits amounted to NIS 257 million, compared with NIS
306 million as at December 31, 2006. These deposits are long-term deposits paid in installments, concurrent with the period in which the arrangement loans were granted (until the end of 2013).

                                     F - 22

In respect of government deposits, in 2007 the Bank recorded income of NIS 115.2 million. This was the result of the fact that the government deposit, which serves as a source for the granting of credit to the Israel Electric Company is dollar-denominated. Due to the decrease in the exchange rate of the dollar in
2006, income was recorded in respect of this deposit, since the negative exchange rate differentials were higher than the interest in respect of the deposit. In 2006, the income in respect of the government deposit amounted to
NIS 84.2 million.

DEPOSITS FROM BANKS - The balance of these deposits as at December 31, 2007 amounted to NIS 481 million, compared with NIS 768 million as at December 31,
2006. The entire balance as of December 31, 2007 derived from the special line of credit which the Bank of Israel granted to the Bank. The balance at December
31, 2006 also included a deposit from a foreign bank, the balance of which at
December 31, 2006 amounted to NIS 7 million. This deposit was paid out during
2007. The utilized balance of the credit line declined during 2007 by an amount of NIS 280 million. The utilized balance of the credit line on December 31, 2007 is lower than the framework set for the Bank, both for December 31 and for the end of the Run-off Plan.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES AND CRITICAL ACCOUNTING
ESTIMATES

Note 1 of the financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared. The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

We would like to make it perfectly clear that actual results may be different than these estimates and assessments.

Accounting policy in respect of critical issues as set out below relates to issues which are of importance to the description of the financial condition of the Bank, which are difficult and subjective and which often require complex assessment, as a result of the need to make estimates of effects which for the most part are uncertain.

Some of the estimates and assessments used, involve a great extent of uncertainty or dependency on many variables. Such types of estimates and assessments may have a significant impact on the results of operations in the financial statements.

In each of the critical issues detailed below, Bank Management makes use of the best information it has in its possession. The board of directors and management of the Bank are of the opinion that the estimates and assessments applied in the preparation of the financial statements are fair.

The following issues were defined by the board of directors and management of the Bank to be critical issues / estimates from an accounting standpoint:

PROVISIONS FOR DOUBTFUL DEBTS - The specific provision for doubtful debts is made on the basis of the assessment of the Board of Directors and management regarding the inherent losses in the Bank's credit portfolio, including in respect of off-balance sheet items. The assessment of the Board of Directors and management takes into account, among other considerations, the risks involved in the financial strength of the debtors and in their repayment capabilities, on the basis of the information in their possession regarding their financial position and future cash flows, as well as in the condition and value of the collateral received.

The financial strength of the debtors and their repayment capabilities are contingent upon economic variables, part of which are not under the control of the Bank and/or the customers.

The Management and Board of Directors of the Bank use external appraisers and valuators in order to obtain an indication of the value of the collateral. For example, the assessment of the collateral that pertains to real estate is usually done by external appraisers who conduct appraisals for the Bank. The value that is used for the provisions required for doubtful debts is usually lower than the market value of the real estate, due to the constraints of quick realization and the tax that would apply (if at all) upon the realization of the real estate.

The amount that can be collected from the debtors is based, therefore, on estimates which, by their nature, are subjective. The dependency on these estimates cannot guarantee that the amount actually collected will be in accordance with the assessment.

The total balance of the monetary debt (excluding off-balance sheet items) of the debtors in respect of which there is a provision for doubtful debts amounted to NIS 252 million as of December 31, 2007 (NIS 362 million as of December 31,
2006).

                                     F - 23

The amount of the credit to the public in the financial statements is after deduction of the supplementary allowance and the general allowance for doubtful debts, the total balance of which as of December 31, 2007 is NIS 45.2 million
(December 31, 2006 - NIS 51.7 million). These allowances are in accordance with the instructions of the Bank of Israel.

Bank Management classifies problematic debts on the basis of the classifications and criteria set out in the Proper Banking Management Provisions. The
classification of debts is sometime subjective (such as the distinction between a debt that is temporarily in arrears versus one that is in arrears, and the classification of a debt under special supervision). Changes in such assessments may have a material impact on the financial statements.

Bank Management and the Board of Directors review the allowances for doubtful debts and the classifications of the customers on a quarterly basis and update them where necessary.

The supplementary allowance is based on risk criteria set out by the Bank of
Israel. As mentioned above, the Bank of Israel exempted the Bank from the need to make a supplementary allowance in respect of deviations from the restrictions regarding the debts of borrowers and groups of borrowers, in respect of deviations from the restrictions on the financing of the acquisition of means of control in corporations, and in respect of deviations from restrictions on concentration of debts. As a result, the supplementary allowance was made only in respect of certain deviations relating to the absence of up-to-date financial statements and in respect of credit balances of borrowers who are classified as problematic borrowers.

FAIR VALUE OF SECURITIES - All of the securities held by the Bank are classified as available for sale securities.

Marketable securities are presented in the financial statements at fair value.
The balance of marketable securities at market value as of December 31, 2007 was
NIS 34 million (on December 31, 2006 - NIS 33 million). This data does not necessarily reflect the price that will be obtained on the sale of a large number of the securities.

The fair value of non-marketable shares as of December 31, 2007 is NIS 12 million (December 31, 2006 - NIS 17 million). These shares are presented in the financial statements at adjusted cost, less write-downs in value based on management estimates. Write-downs in value are done on the basis of the financial statements of the companies. The actual realization of the investment in non-marketable shares may be different than the book value in the financial statements.

CONTINGENT LIABILITIES - There are a number of legal suits pending against the
Bank. Each of the suits is transferred to an external attorney for handling.
These attorneys provide the Bank with their assessments of the probability that the risk involved in the suit will be realized. In respect of suits, the probability of which the attorneys believe to be remote or possible, the Bank does not usually set up a provision in respect of the risk involved.

Regarding suits which the attending attorneys believe will not be rejected or cancelled, the Bank sets up an appropriate provision.

The opinions of the legal counsel of the Bank are received quarterly, and Bank
Management updates the provisions when necessary.

There is no certainty that the final results of the suits will be in accordance with the aforementioned assessments.

RISK MANAGEMENT

The activity of the Bank as a financial broker exposes the Bank to credit risks and financial risks. The major financial risks are market risks and liquidity risks. These risks are accompanied by operational risks and legal risks.

CREDIT RISKS

As mentioned above, in accordance with the policy adopted by the Bank as part of the Run-off Plan, the Bank no longer provides credit. The Bank is currently occupied with collecting the credit that was furnished in the past, and as part of this process, it enters into debt arrangements with customers.

The ability to collect credit is affected by factors that are external to the
Bank, such as the situation in the economy in general and with borrowers in particular, and with the policies of other banks in connection with the furnishing of credit to customers.

                                     F - 24

The balance of public credit as of December 31, 2007 amounted to NIS 5,521 million. This credit includes the credit to the Israel Electric Company Ltd., which was secured by a State guarantee. Neutralizing this credit, the balance of credit amounts to NIS 558 million. The fact that the Bank has refrained from granting credit for the past five years has reduced to a minimum the ability of the Bank to spread out its credit risks in accordance with accepted criteria for measuring credit risk. This is reflected in the following issues (in all of the issues, the measurement relates to credit after having neutralized credit in an amount of NIS 4,963 million, which is State-guaranteed):

     BREAKDOWN BY INDUSTRY - The Bank's credit to industry constitutes 47% of the total credit on the balance sheet, compared with 14% of the total credit to industry in the five large banking groups. The balance sheet credit to the various branches of trade in the Bank constitutes 2.6% of the total credit, compared with 8.9% of the credit to branches of trade in the regular banking institutions. Credit granted by the Bank to individuals amounts to a small percentage of 0.6%, compared with 31.9% at the large banking groups. The comparative figures of the five large banking groups are as of December 31, 2006.

     The above indicates that credit to industry at the Bank is significantly higher than the accepted norms in the banking system and that the level of spreading out credit over the various industries in the economy is lower than the accepted norm in the banking system. The area that particularly stands out is credit to individuals.

     SPREADING OUT CREDIT BY SIZE OF BORROWER - The total credit risk of the
     Bank as of December 31, 2007 amounts to NIS 722 million. The total credit risk in respect of the 15 largest borrowers amounts to NIS 413 million and constitutes 57% of the total credit risk.

     Based on the data as of the end of 2006, the weight of the 15 largest borrowers at the five largest banking groups in Israel constituted 2.7% of the total credit risk of these banking groups.

     The following data point to a larger degree of concentration of the large borrowers at the Bank than the accepted norm in the banking system.

     CREDIT TO PROBLEMATIC BORROWERS -The total balance sheet credit to borrowers whose debt is classified as problematic credit amounted to NIS
     309 million and constitutes 51.2% of the total balance sheet credit (before deduction of the general and supplementary allowances for doubtful debts), compared with 8.4% at the five largest banking groups (as of December
     2006). The balance of debt classified as non-income bearing amounted to NIS
     70 million and constitutes 11.6% of total balance sheet credit, compared with 1.9% at the five largest banking groups. The large percentage of the problematic debts at the Bank compared with the data mentioned above in respect of the five largest banking groups derives from, among other things, the fact that the Bank has been engaged for more than five years in the collection of credit and not in the granting of credit.

As mentioned above, the ability of the Bank to control the spreading out of the credit risks mentioned above is practically non-existent.

CREDIT CONTROL

According to the Proper Banking Management Provisions, a bank has to maintain a credit control unit as one of the means of intelligent management of its credit risks. Since from the second half of 2002, the Bank's activity has been focusing on the collection of its credit portfolio and it does not furnish new credit, the need for such a unit at the Bank has decreased.

In response to a request from the Bank, the Supervisor of Banks, in his letter dated November 26, 2003, exempted the Bank from compliance with the Proper
Banking Management Provisions relating to credit control.

                                     F - 25

FINANCIAL RISKS

The asset and liability management policy is designed to keep the risks of linkage bases and interest risks within the boundaries of exposure set by the
Board of Directors.

The implementation of this policy is discussed by a committee in which the GM and members of management participate. The committee usually meets weekly. In accordance with the approval of the Supervisor of Banks from November 26, 2003, this management committee acts as the Bank's financial risk manager.

In 1997, the Bank of Israel issued instructions regarding management and control of financial risks. The Bank acts in accordance with such instructions. For purposes of implementing the asset and liability management policy and the financial risk management policy, the Board of Directors set out a number of limits. In addition, it set out dates and formats for reporting and control regarding compliance with the limits it set. On a quarterly basis, a report on financial risk management is presented to the plenary session of the Board of
Directors and as part of the discussions held, an updated exposure document is presented. This document also addresses the exposure limits set and such limits are updated on the basis of the decisions taken.

The following is a breakdown of the major risks, the limits that were set, and the reporting dates and formats in connection with the level of the risks and the compliance with the limits:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of futures transactions) in each of the linkage bases.

The Bank, as does the overall banking system, acts in three major activity segments: the Index-linked segment, the foreign currency (and linked thereto)
segment, and the shekel unlinked segment. The exposure to a base risk relates to exposure to changes in inflation and to changes in the exchange rates of the various currencies.

In respect of each of the linkage segments listed above, the Bank sets out frameworks of maximum permissible surpluses and deficits. These restrictions are set taking into consideration the composition of the Bank's capital and the current activity of the Bank.

The limits sets by the Board of Directors of the Bank for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT* - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 550 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus of NIS 50 million, and a maximum deficit of NIS 25 million.

*    In the Index-linked segment, the permissible surplus/deficit is net of the equity of the Bank (including preference shares classified from an accounting standpoint as liabilities).

The report on the base exposure is included as part of the report on the operations of the Bank that is presented to the plenary of the Board of
Directors. In addition, the report is included as part of the management committee that meets, as mentioned above, on a weekly basis.

                                     F - 26

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of the Bank's preference shares which are classified from an accounting standpoint as liabilities, since the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the equity of the Bank. The following data are in NIS millions:

                                                                   FOREIGN
                                                                   CURRENCY
                            UNLINKED           CPI-LINKED         DENOMINATED/      NON-MONETARY
                         SHEKEL SEGMENT        SEGMENT (*)          LINKED              ITEMS             TOTAL
                         --------------        -----------          ------              -----             -----

December 31, 2007            (350.6)               854.6               5.5              47.2              556.7
December 31, 2006            (456.0)               888.9              26.8              50.9              510.6

(*)  Including a perpetual deposit with the Treasury (December 31, 2007 in an amount of NIS 848.8 million, December 31, 2006 - NIS 825.8 million).

The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by the Board of Directors of the Bank.

An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that the calculated addition to equity amounts to NIS 8.7 million. A decrease of 1% in the Index would result in a decrease in equity of the same amount.

The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of December 31, 2007 (in NIS millions) on the results of operations of the Bank:

Percentage change in dollar rate                        (5)%               (10)%                5%               10%
--------------------------------------------------------------------------------------------------------------------
Impact on the results of operations                   (0.4)               (0.8)               0.4               0.8

The exposure of the Bank to other currencies is small and, therefore, the impact on the results of operations of the Bank is marginal.

The abovementioned data are net of the liabilities in respect of the Bank's preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest rate risk derives from the impact of future changes in interest rates on the present value of the Bank's assets and liabilities.
Such changes may cause erosion of the Bank's income and equity.

In order to reduce the risk deriving from possible changes in interest rates, the Bank implements a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities.

The exposure to interest risk is measured by the gap of the average lifespan in each linkage segment.

The following table presents the major data pertaining to the average lifespan in the various linkage segments (in years):

                                                                                                    FOREIGN CURRENCY AND
                                  UNLINKED SHEKEL SEGMENT          INDEX-LINKED SEGMENT                 LINKED THERETO
                              ------------------------------- ------------------------------- -------------------------------
                                 12/31/07        12/31/06        12/31/07        12/31/06        12/31/07        12/31/06
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------
Total assets                       0.08            0.20            4.13            3.73            6.28            6.52
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------
Total liabilities                  0.09            0.09            2.97            3.20            6.34            6.64
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------
Discrepancy in years              (0.01)           0.11            1.16            0.53           (0.06)          (0.12)
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------

The major interest risk exists mainly in the Index-linked segment, since most of the assets and liabilities in this segment are long-term and at fixed interest.
The average lifespan of the assets in this segment as of December 31, 2007 is
4.13 years versus an average lifespan of the liabilities of this segment of 2.97 years. The gap in the average lifespan, therefore, is 14 months. A longer average lifespan of assets generates an exposure to the risk of an increase in interest rates in this segment. This exposure to interest risk is within the framework set by the Board of Directors of the Bank.

                                     F - 27

In the unlinked shekel segment, the average lifespan gap is smaller and derives from the fact that the average lifespan of both assets and liabilities is short, since most of the assets and liabilities have variable rates of interest.

In the foreign currency segment, the average lifespan is affected by the large volume of credit, which is characterized by low risk and which has a fixed rate of interest. The average lifespan of the liabilities of this segment is 0.06 years longer than the average lifespan of the assets of the segment.

As part of the limits on the rate of exposure to changes in interest rates, the
Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The following are the limits set for the maximum possible decrease in the calculated value of the Bank's equity, as established by the Board of Directors:

UNLINKED SEGMENT - a maximum decrease of NIS 4 million.

INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of NIS 3 million.

The frequency of reporting on compliance with the limits in connection with exposure to changes in interest rates was, until 2004, on a quarterly basis, As a result of the decrease in the volume of the Bank's activity, the frequency of such reports was changed to twice a year (semi-annual reports).

The following table presents the central data in connection with the sensitivity of the capital of the Bank (in NIS millions) to changes of 1% in the interest curve (the theoretical change in the economic value as a result of the scenario):

LINKAGE SEGMENT                                   INCREASE ON INTEREST BY 1%               DECREASE OF INTEREST BY 1%
------------------------------------------- ---------------------------------------- ----------------------------------------
Index-linked                                                 10.2                                      8.7
------------------------------------------- ---------------------------------------- ----------------------------------------
Foreign currency / linked thereto                             1.2                                     (1.3)
------------------------------------------- ---------------------------------------- ----------------------------------------

In the unlinked segment, the impact of a change in interest of 1% is marginal and therefore, not included in the table.

The above calculation is based on accepted calculations for the measurement of the average lifespan of assets, i.e., discounting the future cash flows, including interest to accrue until the earlier of maturity, or the date of a change in the interest rate. The calculation of the change in the value of these assets and liabilities is only in respect of a change in the interest rate, without the impact of a change in interest on other factors (such as the rate of forecasted inflation, etc.).

It is worth noting that such a calculation measures only the impact of a change in interest and is not connected with credit risks.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of the asset and liability management policy, the Bank conducts transactions in derivative financial instruments.

As a result of the events that occurred in the second half of 2002, the Bank's activity in derivative financial instruments was reduced to a minimum and, at present, it is designed solely for the closure of the Bank's position exposure, through the use of forward transactions, Swap transactions and the purchase of foreign currency options.

LIQUIDITY RISK - During 2003, the Bank of Israel issued provisions pertaining to liquidity management. In view of the arrangement of the line of credit, the
Supervisor of Banks, in his letter dated November 26, 2003, stipulated that the
Bank is not required to implement part of those provisions.

                                     F - 28

OPERATIONAL  RISKS - The Bank takes  various steps to reduce the  operational  risks to which the Bank may be exposed:

-    The Bank appointed an operations risk manager and an operations risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Bank's operating system.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed, and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are made, when necessary for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

In accordance with the provisions of the Bank of Israel regarding fraud and embezzlement risks, a team was set up, headed by the GM, with the participation of members of management, the internal auditor, the operations risk controller and the parties responsible for computers in the Bank. The team periodically discusses the fraud and embezzlement risks that were included in the operational risk assessment and the controls needed to minimize such risks.

CAPITAL ADEQUACY

On December 31, 2007, the Bank's ratio of capital to risk assets was 15.4%, higher than the 9% minimum rate stipulated in Proper Banking Procedures and compared with 1.3% as of December 31, 2006, a rate that was lower than the minimum stipulated in the Proper Banking Procedures.

The shareholders' equity of the Bank as of December 31, 2007 amounted to NIS 110 million. The Bank's preference shares, in an amount of NIS 447 million, are not included in the Bank's shareholders' equity. The equity amount of the preference shares, plus the general allowance for doubtful doubts, constitutes the second-tier capital of the Bank. In view of the restriction whereby in calculating the minimum capital ratio, second-tier capital that exceeds first-tier capital is not taken into consideration, most of the Bank's second-tier capital is unutilized for purposes of this calculation (as of
December 31, 2007, second-tier capital of NIS 385 million is unutilized).

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

Mr. Yitzhak David, CPA (Isr.) has been the Bank's internal auditor since
November 1, 2002. Mr. Yitzhak David is a Certified Internal Auditor (CIA), a
certified public accountant since 1982 and has a BA in economics and accounting from the Tel Aviv University.

The internal auditor and the external auditing services he uses comply with the conditions set out in the Companies Law - 1989, the Internal Auditing Law - 1992
and the Banking Rules (Internal Auditing) - 1993 regarding their independence and the dedication of their activities in the Bank.

The internal auditor is an employee of the Bank and is administratively subordinate to the Chairman of the Board. The appointment of the internal auditor was approved by the plenary of the Board of Directors on October 30,
2002 upon the recommendation of the Audit Committee given on October 1, 2002.
The appointment was extended a number of times and in May 2006, it was extended with the approval of the Supervisor of Banks until the end of the Run-off Plan,
i.e., July 31, 2008.

A summary of the reasons for approving his appointment - the professional qualifications of the candidate, his extensive experience in the field of auditing, including his many years of work in the CPA firm of Somekh Chaikin, and his last position as the assistant to the Bank's internal auditor.

                                     F - 29

The internal audit work plan under the special circumstances of the Bank is an annual plan, taking into consideration the requirements of the Supervisor of
Banks and in accordance with professional standards, as is based mainly on:

-    Mapping risk areas in the various activities of the Bank and assessing the level of risk of such activities (including exposure to embezzlement and fraud), on the basis of, inter alia, the risk reviews prepared by the Bank.

-    The Bank's work-plan.

-    The organizational structure of the Bank and the definition of roles in the various departments and units of the Bank, as provided in the Bank's procedures.

-    Findings of external auditing parties including - the Supervisor of Banks, the independent auditors and the State Controller.

-    The necessary frequency, as determined by the internal auditor, for auditing each audit area/issue, also taking into account the Bank's present special situation.

-    Additional auditing tasks requested by the Chairman of the Board, the
     Chairman of the Audit Committee and the GM.

The parties involved in determining the work plan for the internal audit of the
Bank are: the internal auditor in consultation with the GM, Chairman of the
Board and the chairman of the Audit Committee.

The Bank's internal audit work plan is presented to the Board's Audit Committee for discussion and is approved by the Committee and by the Chairman of the
Board. It is also reported to the plenary Board of Directors.

The work plan leaves the internal auditor with the discretion to vary from the plan when necessary, in consultation with the Chairman of the Board and the chairman of the Audit Committee.

The Bank has a wholly-owned (100%) subsidiary whose activity is immaterial to the activity of the Bank. The internal audit work-plan refers to this company on the basis of the criteria described above.

The internal auditor is employed in a full time position. In the reported period no employees were subordinated to him. The internal auditor uses the services of external auditing parties, who specialize in specific relevant areas such as:
information systems auditing and auditing in banking areas. The external auditing parties perform the internal audit of the Bank according to the instructions of the internal auditor and under his supervision. In the reported period their work amounted to an average annual scope of 0.3 full-time positions
(in 2006 - an average of 0.4 full-time positions).

The accepted professional standards and guidelines on the basis of which the internal auditor performs the audit are as follows:

-    Professional guidelines of the Supervisor of Banks in Proper Banking
     Procedure Provisions and provisions of the law including the Internal Audit
     Law - 1992.

-    Internal auditing ethics code and professional principles.

-    Professional internal auditing standards.

-    Professional guidelines of the Institute of Internal Auditors in Israel.

-    The guidelines of the Audit Committee.

The detailed reports submitted by the internal auditor during the year to the
Audit Committee and the Board of Directors and the discussions held regarding the reports satisfy the Board of Directors and the Audit Committee that the internal auditor did indeed fulfill all of the requirements set down by the aforementioned professional standards and guidelines.

The internal auditor and anyone acting on his behalf have the authority to request and receive from all the Bank's employees and associated parties any information, including computerized information, documents and any explanations that they consider to be necessary in order to perform their duty. Furthermore, the internal auditor and anyone acting on his behalf have free access to any asset of the Bank in order to examine it, including continuous and direct access to the Bank's information systems including financial data, as required in
Section 9 of the Internal Audit Law - 1992.

                                     F - 30

During the reported period the internal auditor submitted the following written reports to the Chairman of the Board, the General Manager and the Chairman of
the Audit Committee:

-    Current audit reports, which include audit findings, conclusions and recommendations.

-    Periodic reports - quarterly reports which include a general review, reports regarding execution of the work-plan during the quarter compared to the original plan, and a list of all the audit documents that were issued during the quarter.

-    An annual report which includes a summary of the audit activity during the reported year, reports on the principal findings and the recommendations in the various current reports that were issued (material findings), conclusions of the auditor from following up on the correction of deficiencies in the previous audit reports, recommendations that were not accepted by Management and recommendations the implementation of which are taking more time than reasonable. The report also includes the internal auditor procedure - definition of the internal auditor's responsibilities, authorities and manner of operation.

The current audit reports (together with minutes of the discussions held in respect thereof with the General Manager and other relevant parties in the Bank, which include decisions that were made and time schedules for their implementation), the quarterly reports and the annual report are discussed in the Audit Committee and after the discussion are submitted in a full or condensed form (together with the minutes of discussions of the Audit Committee)
to the plenary Board of Directors.

During 2007, the internal auditor submitted 4 quarterly reports that were submitted on the following dates: March 20, 2007, May 22, 2007, August 22, 2007 and November 22, 2007. The reports were discussed on the following dates: March
26, 2007, May 30, 2007, August 28, 2007 and December 31, 2007, as well as an annual report that was submitted on November 28, 2007 and discussed on December
31, 2007.

The Bank's Board of Directors and the Audit Committee are of the opinion that the scope of the internal auditor's work-plan, and the nature and continuity of his work during the reported period are reasonable taking into consideration the present special situation of the Bank which is in a Run-Off process, and that they are sufficient for fulfilling the objectives of the internal audit in the
Bank.

The payments of the Bank in respect of the employment of the internal auditor includes commitments for payments, including terms of retirement in 2007 as follows:

                                                                                     NIS'000

Salary                                                                                 331
Severance, provident, pension, National Insurance, education fund and vacation          64
                                                                                       ---
Total salary and fringe benefits, not including payroll tax                            395
                                                                                       ===

The salary of the internal auditor and any raises are set by the plenary of the
Board of Directors on the basis of the recommendation of the Audit Committee.
The Board of Directors believes that this method of determining the remuneration of the internal auditor will not have an impact on his professional discretion.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the effectiveness of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the guideline of this provision.

                                     F - 31

Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the effectiveness of the controls and procedures relating to the Bank's disclosure.
On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are effective in order to record, process, summarize and report the information the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the
Supervisor of Banks and at the date specified in these directives.

During the course of the year ended December 31, 2007, there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

REPORTING REQUIREMENTS IN THE U.S.A.

Since the Bank had in the past issued securities to shareholders in the U.S.A., the Bank is required under American law to submit an annual report to the United
State Securities and Exchange Commission (hereinafter - SEC). As part of the annual report, submitted on a form known as 20F, the Bank has to fulfill various reporting and disclosure requirements that are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (U.S. GAAP.). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and
U.S. GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to U.S. GAAP.

SECTION 404 OF THE SARBANES OXLEY ACT

Since, as mentioned above, the Bank has issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission
(SEC) announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15,
2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only from the financial statements for 2007 that it submits in the U.S.A. On August 9, 2006, the SEC issued a leniency whereby the above requirement under Section 404 for the filing of an external auditor's report on the effectiveness of internal controls pertaining to financial reporting will apply only from the fiscal year ended
December 15, 2008. The implementation of Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has been taking steps for the implementation of
Section 404 regarding the annual report to be filed in the U.S. in respect of
2007.

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of Banks dated March 18, 2007, the Bank is entitled not to implement this directive in its reports filed in Israel.

                                     F - 32

PROCESS OF APPROVING THE FINANCIAL STATEMENTS

The Board of Directors of the Bank is the body that is charged with entity-wide control of the Bank. In filling this role, the Board of Directors of the Bank utilizes the services of its committees. The committees that assist the Board in the area of control are the Audit Committee and the Balance Sheet Committee. The
committee that discusses the draft of the financial statements before they are presented to the board for approval is the Balance Sheet Committee which is comprised of six directors, including the Chairman of the Board. Four of the members of the Balance Sheet Committee are directors having accounting and financial expertise. As part of the financial statement approval process, two meetings of the Balance Sheet Committee are held. At the first meeting, deliberations are held concerning the problematic debts and the allowances for doubtful debts. A few days prior to the meeting, the members of the Committee receive reviews of the problematic debtors on the basis of the stipulated criteria. At the meeting, a discussion is held regarding the fairness of the allowances for doubtful debts and answers are provided to the questions raised by the Directors. At the meeting, the external auditor is also present. At the second meeting of the Balance Sheet Committee, a discussion is held regarding the financial statements. A number of days before this meeting, the members are furnished with a draft of the financial statements, as well as additional accompanying material. Concurrently, a draft of the financial statements is sent to the Disclosure Committee which is comprised of members of the management of the Bank and a number of additional senior executives. As part of the meeting of the Disclosure Committee, the members of the Committee hold discussions and offer their comments regarding the fairness of the disclosure in connection with the major issues relating to the activity of the Bank and to the results of its operations, as reflected in the draft financial statements. During the course of the meeting of the Balance Sheet Committee, which is held after the meeting of
tDe disclosure committee, the results of operations of the Bank for the past year are reviewed, as well as the major changes in the composition of the Bank's assets and liabilities. In addition, a report is presented on the changes that took place in the financial statements when compared to those of previous periods, on changes in accounting presentation (if any occurred) and on the major comments of the members of the Disclosure Committee.

During the meeting answers are provided for the questions raised by the
Directors. The meeting is attended by the external auditors of the Bank who review the changes in accounting that occurred during the past year and the policies that were implemented during the performance of the audit of the financial statements. The auditor is at the disposal of the members of the
Committee to answer any question and, where necessary, provides his opinion on accounting issues in connection with the financial statements.

The Bank's financial statements are brought before the plenary of the Board of
Directors for approval. A draft of the financial statements is presented to the members of the Board a few days before the meeting. A review is presented and discussions are held in a manner similar to the one described above regarding the second meeting of the Balance Sheet Committee.

The meeting is attended by the external auditor of the Bank who also reviews the major findings of the audit as part of a detailed annual report.

After deliberation, a vote is taken on the basis of which the financial statements are approved.

DIRECTORS HAVING ACCOUNTING AND FINANCIAL SKILLS/EXPERTISE

The Bank of Israel has instructed the banks to implement (with the changes and adjustments specified by the Bank of Israel) a directive that had been issued by the Securities Authority in 2003 regarding the report relating to directors having accounting and financial skills, as well as the clarifications that were issued to this directive. According to the directive of the Securities Authority and the instructions of the Bank of Israel, the Bank has to determine the minimum number of directors having accounting and financial skills that should serve on the Bank's Board of Directors, the Audit Committee and the Balance
Sheet Committee, with "a director having accounting and financial skills" being a director that does not hold any other position in the company and due to his education, experience or qualifications, has high skills and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the Board of Directors issues and questions relating to the financial reporting of the company, with the objective of approving and publishing fair financial statements.

During 2005 Amendment No. 3 to the Companies Law - 1999 was passed, by which, inter alia, a public company will have at least one external director who has accounting and financial expertise and additional directors having accounting and financial expertise in the number determined by the board of directors. The definition of "accounting and financial expertise" was included in regulations that were published at the end of 2005 [Companies Regulations (Conditions and
Criteria for a Director having Accounting and Financial Expertise and a Director having Professional Ability) - 2005] and it is essentially the same as the definition of "accounting and financial skills" (other than its not including a threshold condition of not holding an additional position in the company).

                                     F - 33

The Bank implements both the directive of the Securities Authority regarding directors having accounting and financial skills as instructed by the Bank of
Israel and the provisions of the Companies Law - 1999 and aforementioned amendments with respect to directors having accounting and financial expertise.
The Bank's Board of Directors has decided that the appropriate minimum number of directors having accounting and financial skills/expertise that should serve on the Bank's Board of Directors is two, being of the opinion that in light of the significant decrease in the volume of activities of the Bank, the reduction in the lines of operation in which it is engaged and the focusing on the collection of loans, this number is adequate in order to enable the Board to fulfill the duties it has to perform in accordance with the law and the Bank's Articles of
Association, and in particular in relation to the examination of the financial position of the Bank and the preparation and approval of its financial statements

The Bank's Board of Directors also decided that the appropriate minimum number of these directors on the Audit Committee and the Balance Sheet Committee is
one. As at the date of approval of these financial statements (February 26,
2008), the Bank has eight directors with accounting and financial skills/expertise on its Board of Directors. It has three such directors on the
Audit Committee and four such directors on the Balance Sheet Committee. The
Directors having accounting and financial skills/expertise and the facts that support them as such are as follows:

DR. RAANAN COHEN: Chairman of the Board of Directors of the Bank from August 15,
2002. He is also the Chairman of the Balance Sheet Committee. He has taken academic courses in risk management, investments in securities and in financial instruments, directors' training and company recovery laws. Dr. Raanan Cohen also serves as a director of Trans Clal Trade Ltd. (member of the Balance Sheet
Committee), Zerah Oil and Gas Exploration Ltd., and New Koppel Insurance Company
Ltd.

A. OLSHANSKY: Bachelor of Economics of the Hebrew University. Served in the past in various positions in Bank Hapoalim, including VP, Deputy CEO and joint CEO.
Served as CEO of Gmul Investment Company Ltd. (central management company of pension funds). Served as Chairman of the Board of Clal (Israel) Ltd. that operated companies in the insurance, industry, commerce and construction fields.
Served as a director in various companies, including: external director in Teva
Pharmaceutical Industries Ltd., Gemel Investment Company Ltd., Polgat Ltd.,
Ytong Industries Ltd., and Azorim Properties Ltd. He currently serves as a director in Camel Grinding Wheels Sarid Ltd, and Asif Provident Fund Management
Company Ltd. and Kibbutz Zora. In the past, he served as a member of the balance sheet committee of the Hebrew University. Engages in financial and economic consulting.

Y. EIZNER: Member of the Audit Committee. Bachelor of Economics and Statistics,
studied business administration at the Hebrew University. In the past served for several years as CEO of Bank Jerusalem Ltd. and as a director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank. He currently serves as a director in Binyamina Fields Company Ltd. He serves as the chairman of the investment committee of the teachers education funds.

S. ESHBOL: Member of the Audit Committee and the Balance Sheet Committee.
Bachelor of Accounting with minor in financing from the Michlalah Leminhal. An academic degree in law from the Herzliya Interdisciplinary Center. CPA and lawyer. In the past engaged in accounting and for several years has been practicing law. As part of her legal practice she is engaged in the commercial and financial fields. Served as director of Zim and in the Zichron Yaacov
Economic Development Company. She currently serves as a director of the Israel
Electric Company Ltd.

M. GAVISH: Member of the Balance Sheet Committee. Bachelor of Economics and Law
and Master of Business Administration from the Hebrew University. Served as
Commissioner of the Income Tax and Property Tax Authority and as CEO of
Mercantile Discount Bank. Served in the past and currently serves as chairman of the finance committees of various entities. Served and currently serves as director of companies and acts as CEO of companies and as a consultant. Served as a director in the Israel Electric Company Ltd. and serves today as the
Chairman of the Israel Broadcasting Authority.

B. DAGAN: Member of the Balance Sheet Committee. Bachelor of Economics,
Political Science and Public Administration of the Hebrew University and courses in business administration. Served as a counselor for small businesses, manager of a division in the Ministry of Trade and Industry and manager of the imports and exports financing department of the Ministry of Finance. Served as a director of Jerusalem Capital Markets and Delek Car Systems. Currently serves as a director of Gadot Chemical Industries Ltd.

                                     F - 34

A. HILDESHEIMER: Member of the Audit Committee. Bachelor of Economics and
Political Science, and Master of Business Administration from the Hebrew
University. In the past, he filled a number of positions at Bank Mizrahi, including assistant to the CEO and Deputy CEO. Served as the CEO of Finance and
Trade Bank Ltd. Served as a director in various companies, including senior
Financial Vice President and CFO of an Irish company, Inflight Financial
Services Ltd. Ireland. Engages in economic and financial consulting.

R. ARMON: Bachelor of Social Science, studied business administration at the
Hebrew University. Studied law at the Frahon University of Bucharest. Honorary
chairman of the Romanian - Israel Chamber of Commerce. Served in the past as
Deputy CEO of Bank Hapoalim and in charge of credits in that bank, served as
Deputy CEO and Chairman of the Board of Gmul Investment Company Ltd. (central management company of pension funds). Served as director of Clal Israel Ltd.,
Clal Industries Ltd., and Amot. Currently serves as a director of Elchana Ltd.
Has been serving a director of the Bank since 1967 (not continuously), including as Chairman of the Loan Committee of the Board.

                                     F - 35

ORGANIZATIONAL STRUCTURE AND MANPOWER

The activity of the Bank is conducted through a number of departments that report directly to the GM of the Bank:

-    A business department that deals with collecting credit provided to the customers of the Bank.

-    An accounting department responsible for, among other things, the financial reporting of the Bank.

-    An operations department that is responsible for manpower, organization, administration, operating banking services, information technologies of the computer services provided by outsourcing and conducting feasibility surveys for government ministries.

-    The legal counsel and legal department.

The number of full-time employees employed by the Bank as at December 31, 2007 was 43, compared with 50 on December 31, 2006 and 156 employees on December 31,
2002. The number of employees of the Bank as of December 31, 2007 is 28% of the number employed on December 31, 2002. The decline in the number of employees increases the dependency of the Bank on the remaining manpower.

REMUNERATION OF THE AUDITORS (IN NIS THOUSANDS)

                                       2007         2006 (1)
                                       -----         -----

For audit services (2)                   548           690
For audit related services (3)           538           520
                                       -----         -----

Total auditors' fees                   1,086         1,210
                                       =====         =====

(1)  The payment in 2006 is to the joint auditors.

(2)  Includes the audit of the financial statements, review of interim financial statements and audit of tax reports.

(3)  Audit services of the financial statements that were included in the report to the SEC in the U.S.A. These payments were paid to Somekh Chaikin which conducted the audit up to and including 2006.

                                     F - 36

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2007
Reported amounts (in NIS thousands)

                                                                                                                   LOANS GRANTED AT PREFERENTIAL TERMS (2)
                                                                                                               ---------------------------------------------
                                                       SEVERANCE PAY,       SUPPLEMENTARY          TOTAL
                                                       PROVIDENT FUND,       AMOUNTS WITH         SALARIES
                                                     PENSION, NATIONAL     RESPECT TO SALARY     AND RELATED                                                    LOANS
                                                          INSURANCE,       RELATED BENEFITS     BENEFITS NOT     BALANCE       AVERAGE         BENEFIT         GRANTED
                                                      FURTHER EDUCATION     RESULTING FROM       INCLUDING        AS AT          TERM          GRANTED          UNDER
                                                        ALLOWANCE AND      CHANGES IN SALARY      PAYROLL        DECEMBER       (YEARS)      DURING THE        REGULAR         OTHER
NAME                                       SALARY      VACATION PAY (1)     DURING THE YEAR          TAX         31, 2007     TO MATURITY        YEAR           TERMS         BENEFITS
--------------------------------------- ----------- ---------------------- ------------------- --------------- ------------- --------------- --------------- ------------ ---------------

Cohen Raanan                                   614                    444                   -           1,058             -               -               -            -              57
Galili Uri                                     728                    559                   -           1,287             -               -               -            -              37
Savir Arieh                                    619                    452                   -           1,071             -               -               -            -              27
Dekel Nathan                                   612                    198                   -             810            15             0.5             1.0           15              24
Shmaya Rimon                                   604                    216                   -             820             2             0.6             0.4            2              26

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2006
Reported amounts (in NIS thousands)

                                                                                                                   LOANS GRANTED AT PREFERENTIAL TERMS (2)
                                                                                                               ---------------------------------------------
                                                       SEVERANCE PAY,       SUPPLEMENTARY          TOTAL
                                                       PROVIDENT FUND,       AMOUNTS WITH         SALARIES
                                                     PENSION, NATIONAL     RESPECT TO SALARY     AND RELATED                                                    LOANS
                                                          INSURANCE,       RELATED BENEFITS     BENEFITS NOT     BALANCE       AVERAGE         BENEFIT         GRANTED
                                                      FURTHER EDUCATION     RESULTING FROM       INCLUDING        AS AT          TERM          GRANTED          UNDER
                                                        ALLOWANCE AND      CHANGES IN SALARY      PAYROLL        DECEMBER       (YEARS)      DURING THE        REGULAR         OTHER
NAME                                       SALARY      VACATION PAY (1)     DURING THE YEAR          TAX         31, 2006     TO MATURITY        YEAR           TERMS         BENEFITS
--------------------------------------- ----------- ---------------------- ------------------- --------------- ------------- --------------- --------------- ------------ ---------------

Cohen Raanan                                   602                    177                   -             779             -               -               -            -              47
Galili Uri                                     714                    249                   -             963             -               -               -            -              35
Savir Arieh                                    608                    140                   -             748             -               -               -            -              27
Dekel Nathan                                   596                    231                   -             827            28             1.0             1.8           28              25
Shmaya Rimon                                   590                    165                   -             755            16             0.6             1.0           16              27

(1)  Including provisions/payments of long service bonus and provisions for unutilized sick leave and vacation benefits.

(2)  The loans are linked to the CPI and are non-interest bearing.

                                     F - 37

MEMBERS OF MANAGEMENT OF THE BANK

FOLLOWING ARE THE MEMBERS OF MANAGEMENT AND THEIR DUTIES:

GALILI URI                 GM

SAVIR ARIEH                Deputy GM, Credit Supervisor

DEKEL NATHAN               Operations Manager

SHMAYA RIMON               Comptroller

-------------------------------------------------------------------------------

WARZAGER MICHAEL           Legal Counsel

DAVID YITZHAK              Internal Auditor

ATLAS NATAN                General Secretary

KESSELMAN & KESSELMAN      Auditors

                                     F - 38

THE BOARD OF DIRECTORS OF THE BANK
Below is a list of members of the Board of Directors, their main occupations and positions in other companies:

DR. COHEN RAANAN      Education - University.
RAMAT GAN             Chairman of the Board of Directors of the Bank.
                      Director: Trans Clal Trade Ltd., Zerah Oil and Gas Exploration Ltd.,
                      New Koppel Insurance Company Ltd.

OLSHANSKY AVI         Education - University. Economic and financial consultant,
TEL-AVIV              project promotion and development.
                      Director of A. Olshenski Consultancy Ltd., Zora Active Systems Ltd.
                      Chairman of the following companies:  Camel Grinding Wheels Sarid Ltd., Asif Provident
                      Funds Management Company Ltd., Plasgad Plastic Products Agsh Ltd., Kibbutz Zora

AIZNER YACOB          Education - University. Real estate development.
JERUSALEM             Director of Sadot Binyamina Ltd., Yacob Eisner Ltd.
                      Chairman of the audit committee of the teachers education funds

ESHBOL SHULAMIT       Attorney and CPA.
ZICHRON YAAKOV        Director, Israel Electric Company Ltd.

BEINISCH YEHESKEL     Attorney.
JERUSALEM

GAVISH MOSHE          Attorney
TEL-AVIV              Director of the following companies: Afikim Hashkaot G.G. (2000) Ltd.,
                      Innoventions, Allium Ltd., Medipower Ltd.
                      Chairman of the Israel Broadcasting Authority

GREEN EHUD            Attorney
JERUSALEM             Outside director

DAGAN BEN-ZION        Education - Academic
JERUSALEM             Director - Gadot Chemical Industries Ltd.

HILDESHEIMER AARON    Education - Academic
RAMAT GAN             Outside director
                      CEO - Admon Trusts and Investments Ltd.
                      Director - Pardes Industries Ltd., L.F.S. (Israel) Ltd., Inflight
                      Financial Services Ltd. Ireland.

ARMONN RICHARD        Education - University.
TEL-AVIV              Chairman of the Israel-Romania Chamber of Commerce and Industry.
                      Director: Elhana Ltd. and various companies associated with Romania.

During 2007, there were eleven plenary sessions of the Board of Directors and 21 meetings of its committees. The committees are the Audit Committee, the Credit
Committee, the Administration Committee, and the Balance Sheet Committee.

The Board of Directors wishes to thank the Bank's management and employees for achieving objectives and for their contribution to the Bank's accomplishments in successfully implementing the Run-Off plan.

DR. RAANAN COHEN                                 URI GALILI
Chairman of the Board                            General Manager

Tel-Aviv, February 26, 2008

                                     F - 39

MANAGEMENT REVIEW OF THE FINANCIAL POSITION OF THE BANK AND THE RESULTS OF ITS
OPERATIONS

The following tables present multi-period information pertaining to the development of the financial position of the Bank and the results of its operations:

Table of contents

Exhibit A     BALANCE SHEETS - MULTI-PERIOD DATA AS AT THE END OF THE YEARS 2003 - 2007         41
Exhibit B     STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2003 - 2007                42
Exhibit C     RATES OF INCOME AND EXPENSES                                                      43
Exhibit D     ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES                            46
Exhibit E     OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTOR                           47
Exhibit F     CONDENSED QUARTERLY BALANCE SHEETS FOR 2006 AND 2007                              48
Exhibit G     CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2006 AND 2007                        49

                                     F - 40

Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT A

BALANCE SHEETS - MULTI-PERIOD DATA AS AT THE END OF THE YEARS 2003 - 2007

                                                        AS AT DECEMBER 31
                                 ----------------------------------------------------------------
                                   2007          2006          2005          2004         **2003
                                 --------      --------      --------      --------      --------
                                                        REPORTED AMOUNTS*
                                 ----------------------------------------------------------------
                               NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                 --------      --------      --------      --------      --------

ASSETS
Cash and deposits
 with banks                          33.8          66.4          72.9         117.9         143.9
Securities                           46.3          50.4          63.2          60.0          85.4
Credit to the public              5,521.1       6,519.1       7,680.7       7,993.4       9,189.6
Credit to governments                24.7          41.5          59.0          72.7         105.2
Fixed assets                          0.8           1.1           1.2           1.9           4.7
Other assets                          7.2          12.1          15.6          26.0          28.2
Perpetual deposits
 with the Israeli Treasury          848.8         825.8         828.2         806.5         799.3
                                 --------      --------      --------      --------      --------

Total assets                      6,482.7       7,516.4       8,720.8       9,078.4      10,356.3
                                 ========      ========      ========      ========      ========

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits of the public               54.6          66.9         178.2         405.3         620.0
Deposits of banks                   481.2         768.3       1,048.8       1,428.0       2,172.7
Deposits of the
 Government                       5,319.2       6,087.4       6,883.0       6,654.6       6,949.3
Capital notes                        20.2          24.9          26.9          25.3          28.2
Perpetual deposit                     0.1           0.1           0.1           0.1           0.1
Other liabilities                    50.7          58.2          56.4          56.8          76.2
Non-participating
 Shares                             276.0         303.2         330.3         309.1         314.2
Participating shares ***            170.6         187.4             -             -             -

Total liabilities                 6,372.6       7,496.4       8,523.7       8,879.2      10,160.7
                                 --------      --------      --------      --------      --------

Shareholders' equity ***            110.1          20.0         197.1         199.2         195.6
                                 --------      --------      --------      --------      --------

Total liabilities and
 shareholders' equity             6,482.7       7,516.4       8,720.8       9,078.4      10,356.3
                                 ========      ========      ========      ========      ========

*    DISCONTINUANCE OF INFLATIONARY ADJUSTMENT ON THE BASIS OF THE INDEX OF
     DECEMBER 2003.

**   Amounts adjusted for inflation based on Index of December 2003.

***  FOR INFORMATION REGARDING THE CLASSIFICATION OF PARTICIPATING PREFERENCE
     SHARES, SEE NOTE 1D.

                                     F - 41

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
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                                                                       EXHIBIT B

STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2003 - 2007

                                                                   AS AT DECEMBER 31
                                         ----------------------------------------------------------------
                                            2007           2006           2005         2004       2003
                                         ---------      ---------      ---------    ---------  ----------
                                                                   REPORTED AMOUNTS*
                                         ----------------------------------------------------------------
                                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                         ---------      ---------      ---------    ---------  ----------

Profit from financing
 operations before allowance
 for doubtful debts                           29.3           18.2           61.6         66.2        70.1
Allowance for doubtful debts                 (13.8)          21.7           44.2         70.2       129.8
                                         ---------      ---------      ---------    ---------  ----------
Profit (loss) from financing
 operations after allowance
 for doubtful debts                           43.1           (3.5)          17.4         (4.0)      (59.7)
                                         ---------      ---------      ---------    ---------  ----------

OPERATING AND OTHER INCOME -
Operating commissions                          1.1            1.3            2.2          4.1         6.5
Gains (losses) from
 investments in shares                         8.7           16.4           11.3         41.5        10.3
Other income                                   1.7            3.8            4.7          4.6         5.5
                                         ---------      ---------      ---------    ---------  ----------
Total operating and other income              11.5           21.5           18.2         50.2        22.3
                                         ---------      ---------      ---------    ---------  ----------

OPERATING AND OTHER EXPENSES -
Salaries and related expenses                 18.5           17.6           18.2         19.7        33.7
Expenses (income) in respect of
 employee retirement                             -            0.5            5.5         (0.8)       (1.5)
Maintenance and depreciation
 of buildings and equipment                    2.9            2.7            3.8          5.7        11.8
Other expenses                                 9.4           14.3           16.5         20.4        20.7
                                         ---------      ---------      ---------    ---------  ----------
Total operating and other expenses            30.8           35.1           44.0         45.0        64.7
                                         ---------      ---------      ---------    ---------  ----------

Operating profit (loss)
 before taxes on income                       23.8          (17.1)          (8.4)         1.2      (102.1)
Erosions and adjustments***                      -              -              -            -        (4.5)
                                         ---------      ---------      ---------    ---------  ----------
Operating profit (loss)
 before taxes on income                       23.8          (17.1)          (8.4)         1.2  **  (106.6)
Provision for taxes on operating
   income (tax benefit)                        1.6              -              -            -  **    (2.7)
                                         ---------      ---------      ---------    ---------  ----------
Operating profit (loss) after
 taxes on income                              22.2          (17.1)          (8.4)         1.2  **  (103.9)
OTHER ITEMS
Share of Bank in losses of
 affiliates, net of related taxes                -              -              -            -  **    (0.4)
Capital gain (loss), net                         -              -              -          0.2  **    (0.1)
                                         ---------      ---------      ---------    ---------  ----------
Total other items                                -              -              -          0.2  **    (0.5)
                                         ---------      ---------      ---------    ---------  ----------
NET INCOME (LOSS) FOR THE YEAR                22.2          (17.1)          (8.4)         1.4  **  (104.4)
                                         =========      =========      =========    =========  ==========
NET INCOME (LOSS) PER SHARE
  IN NIS, ORDINARY "A" SHARES              1,470.2       (1,132.4)        (556.3)        92.7    (6,913.9)
                                         ---------      ---------      ---------    ---------  ----------

*    For 2004 and thereafter - discontinuance of inflationary adjustment on the basis of the Index of December 2003.

     For 2003 - discontinuance of inflationary adjustment on the basis of the
     Index of December 2002.

**   Amounts adjusted for inflation based on Index of December 2003.

***  Erosions and inflationary adjustments based on the Index of December 2003 of income and expenses that were included in the operating profit before taxes, in reported amounts.

                                     F - 42

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
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                                                                       EXHIBIT C

RATES OF INCOME AND EXPENSES (1)
Reported amounts
                                                                                       2007                                                          2006
                                                            --------------------------------------------------------       -------------------------------------------------------
                                                                                          RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                             FINANCING      (EXPENSES)      (EXPENSES)                     FINANCING    (EXPENSES)      (EXPENSES)
                                                            AVERAGE           INCOME       NOT INCLUDING    INCLUDING       AVERAGE          INCOME    NOT INCLUDING       INCLUDING
                                                           BALANCE (2)      (EXPENSES)      DERIVATIVES    DERIVATIVES    BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                            --------         --------        --------       --------       --------         --------       --------       --------
                                                                   NIS MILLIONS                  %              %                 NIS MILLIONS                 %             %
                                                            -------------------------        --------       --------       -------------------------       --------       --------

ISRAELI CURRENCY - UNLINKED
Assets                                                         183.8             11.3            6.15                         363.9             24.4           6.71
Effect of ALM derivatives (3)                                   64.7              2.6                                         137.7              7.7
                                                            --------         --------                                      --------         --------
Total assets                                                   248.5             13.9                           5.59          501.6             32.1                          6.40
Liabilities                                                    632.1            (24.6)          (3.89)         (3.89)         935.9            (46.9)         (5.01)         (5.01)
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  2.26           1.70                                           1.70           1.39
                                                                                             --------       --------                                       --------       --------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                         454.8             35.1            7.72           7.72          561.4             28.7           5.11           5.11
Liabilities                                                    308.4            (16.3)          (5.29)                        387.5             (9.8)         (2.53)
Effect of ALM derivatives (3)                                   40.0             (2.6)                                         43.3             (1.1)
                                                            --------         --------                                      --------         --------
Total liabilities                                              348.4            (18.9)                         (5.42)         430.8            (10.9)                        (2.53)
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  2.43           2.30                                           2.58           2.58
                                                                                             --------       --------                                       --------       --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                       5,601.7           (126.3)          (2.25)         (2.25)       6,406.5            (93.0)         (1.45)         (1.45)
Liabilities                                                  5,556.1            129.4            2.33                       6,276.0             92.2           1.47
Effect of ALM derivatives (3)                                   24.7              0.3                                          94.4              5.0
                                                            --------         --------                                      --------         --------
Total liabilities                                            5,580.8            129.7                           2.32        6,370.4             97.2                          1.53
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  0.08           0.07                                           0.02           0.08
                                                                                             --------       --------                                       --------       --------

TOTAL
Monetary assets generating income                            6,240.3            (79.9)          (1.28)                      7,331.8            (39.9)         (0.54)
Effect of ALM derivatives (3)                                   64.7              2.6                                         137.7              7.7
                                                            --------         --------                                      --------         --------
Total monetary assets                                        6,305.0            (77.3)                         (1.23)       7,469.5            (32.2)                        (0.43)
Monetary liabilities generating financing expenses           6,496.6             88.5            1.36                       7,599.4             35.5           0.47
Effect of ALM derivatives (3)                                   64.7             (2.3)                                        137.7              3.9
                                                            --------         --------                                      --------         --------
Total liabilities                                            6,561.3             86.2                           1.31        7,737.1             39.4                          0.51
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  0.08           0.08                                          (0.07)          0.08
                                                                                             --------       --------                                       --------       --------

See page 50 for footnotes relating to rates of income and expenses

                                     F - 43

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
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                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                       2007                                                          2006
                                                            --------------------------------------------------------       -------------------------------------------------------
                                                                                          RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                             FINANCING      (EXPENSES)      (EXPENSES)                     FINANCING    (EXPENSES)      (EXPENSES)
                                                            AVERAGE           INCOME       NOT INCLUDING    INCLUDING       AVERAGE          INCOME    NOT INCLUDING       INCLUDING
                                                           BALANCE (2)      (EXPENSES)      DERIVATIVES    DERIVATIVES    BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                            --------         --------        --------       --------       --------         --------       --------       --------
                                                                   NIS MILLIONS                  %              %                 NIS MILLIONS                 %              %
                                                            -------------------------        --------       --------       -------------------------       --------       --------

Financing commissions and other financing income                                30.0                                                          23.7
Other financing expenses                                                        (9.6)                                                        (12.7)
                                                                            --------                                                      --------
Profit from financing operations before allowance
for doubtful debts                                                              29.3                                                          18.2
Allowance for doubtful debts (including general
 and supplementary  allowances)                                                 13.8                                                         (21.7)
                                                                            --------                                                      --------

Profit (loss) from financing operations after
 Allowance for doubtful debts                                                   43.1                                                          (3.5)
Other monetary assets                                         865.1                                                          868.7
General and supplementary allowances for
 doubtful debts                                               (49.0)                                                         (55.1)

Non-monetary assets                                            48.7                                                           57.1
                                                           --------                                                       --------
Total assets                                                7,105.1                                                        8,202.5
                                                           ========                                                       ========

Other monetary liabilities                                     85.8                                                           79.3
Non-monetary liabilities                                        1.1                                                            1.6
Capital resources                                             521.6                                                          522.2
                                                           --------                                                       --------

Total liabilities and capital resources                     7,105.1                                                        8,202.5
                                                           ========                                                       ========

See page 50 for footnotes relating to rates of income and expenses

                                     F - 44

                                   Industrial Development Bank of Israel Limited

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                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                      2007                                                          2006
                                                           --------------------------------------------------------       -------------------------------------------------------
                                                                                         RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                            FINANCING      (EXPENSES)      (EXPENSES)                     FINANCING    (EXPENSES)      (EXPENSES)
                                                           AVERAGE           INCOME       NOT INCLUDING    INCLUDING       AVERAGE          INCOME    NOT INCLUDING       INCLUDING
                                                          BALANCE (2)      (EXPENSES)      DERIVATIVES    DERIVATIVES    BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                           --------         --------        --------       --------       --------         --------       --------       --------
                                                                  $ MILLIONS                   %               %                 $ MILLIONS                  %              %
                                                           -------------------------        --------       --------       -------------------------       --------       --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,360.3             92.3            6.79            6.79         1,431.2            96.9          6.77            6.77
Liabilities                                                 1,349.3            (90.8)          (6.73)                        1,402.3           (95.5)        (6.81)
Effect of ALM derivatives (3)                                   5.9             (0.1)                                           20.9             1.2
                                                           --------         --------                                        --------        --------
Total liabilities                                           1,355.2            (90.9)                          (6.70)        1,423.2           (94.3)                        (6.63)
                                                                                            --------        --------                                      --------        --------
Interest margin                                                                                 0.06            0.09                                         (0.04)           0.14
                                                                                            ========        ========                                      ========        ========

Full data of rates of income and expenses per segment, according to balance sheet classification, are available on request.

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which income (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

                                     F - 45

                                   Industrial Development Bank of Israel Limited

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                                                                       EXHIBIT D

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2007
Reported amounts

                                                                                    DECEMBER 31, 2007                                                                                 DECEMBER 31, 2006
                                 -------------------------------------------------------------------------------------------------------------------------------------------------    -----------------
                                    ON        FROM        FROM        FROM          FROM        FROM          FROM                    WITHOUT
                                  DEMAND     ONE TO     THREE TO     ONE TO       THREE TO     FIVE TO       TEN TO         OVER       FIXED                    INTERNAL             INTERNAL
                                AND UP TO    THREE       TWELVE       THREE         FIVE         TEN         TWENTY        TWENTY     MATURITY                   RATE OF   AVERAGE   RATE OF    AVERAGE
                                ONE MONTH    MONTHS      MONTHS       YEARS         YEARS       YEARS         YEARS         YEARS      DATE *       TOTAL        RETURN    DURATION   RETURN   DURATION
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
                                                                                NIS MILLIONS                                                                        %       YEARS        %       YEARS
                                 -------------------------------------------------------------------------------------------------------------------------       -------   -------    -------   -------

ISRAELI CURRENCY - UNLINKED
Total assets                       130.3           -         0.1           -             -           -             -             -           -       130.4          5.67      0.08       6.72      0.20
Total liabilities                  504.9        22.3         0.2           -             -           -             -             -         0.1      (527.5)         4.19      0.09       4.50      0.09
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                        (374.6)      (22.3)       (0.1)          -             -           -             -             -        (0.1)     (397.1)         1.48     (0.01)      2.22      0.11
Effect of futures
transactions                        16.5        20.1         9.9           -             -           -             -             -           -        46.5
Exposure to interest rate
fluctuations                      (358.1)       (2.2)        9.8           -             -           -             -             -        (0.1)     (350.0)
Cumulative segment exposure       (358.1)     (360.3)     (350.5)     (350.5)       (350.5)     (350.5)       (350.5)       (350.5)     (350.6)     (350.6)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                         6.3        11.6        54.0       105.2          65.9        72.7          33.3             -       848.8     1,197.7          5.78      4.13       5.00      3.73
Total liabilities                    1.2        12.5        48.5       124.0          84.3        41.3           1.4             -           -       313.3          2.62      2.97       2.66      3.20
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                           5.1        (0.9)        5.5       (18.8)        (18.4)       31.4          31.9             -       848.8       884.6          3.16      1.16       2.34      0.53
Effect of futures
transactions                           -       (20.1)       (9.9)          -             -           -             -             -           -       (30.0)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
Exposure to interest rate
fluctuations                         5.1       (21.0)       (4.4)      (18.8)        (18.4)       31.4          31.9             -       848.8       854.6
Cumulative segment exposure          5.1       (15.9)      (20.3)      (39.1)        (57.5)      (26.1)          5.8           5.8       854.6       854.6
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                        41.6       140.9       397.3       969.4         816.5     1,586.8       1,154.2             -           -     5,106.7          6.90      6.28       6.90      6.52
Total liabilities                    1.7       137.0       397.5       970.7         818.1     1,596.7       1,163.0             -       446.6     5,531.3          6.88      6.34       6.88      6.64
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                          39.9         3.9        (0.2)       (1.3)         (1.6)       (9.9)         (8.8)            -      (446.6)     (424.6)         0.02     (0.06)      0.02     (0.12)
Effect of futures
transactions                       (16.5)          -           -           -             -           -             -             -           -       (16.5)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
Exposure to interest rate
fluctuations                        23.4         3.9        (0.2)       (1.3)         (1.6)        9.9          (8.8)            -      (446.6)     (441.1)
Cumulative segment exposure         23.4        27.3        27.1        25.8          24.2        14.3           5.5           5.5      (441.1)     (441.1)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                     178.2       152.5       451.4     1,074.6         882.4     1,659.5       1,187.5             -       848.8     6,434.9          6.81      6.01       6.76      6.08
Total liabilities                  507.8       171.8       446.2     1,094.7         902.4     1,638.0       1,164.4             -       446.7     6,372.0          6.44      5.64       6.40      5.72
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                        (329.6)      (19.3)        5.2       (20.1)        (20.0)       21.5          23.1             -       402.1       (62.9)         0.37      0.37       0.36      0.36
Exposure to interest rate
fluctuations                      (329.6)      (19.3)        5.2       (20.1)        (20.0)       21.5          23.1             -       402.1       (62.9)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------

Cumulative exposure               (329.6)     (348.9)     (343.7)     (363.8)       (383.8)     (362.3)       (339.2)       (339.2)       62.9       (62.9)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------

General Nnotes -

1.   The data classified according to maturity date, presented above, represent the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

2.   The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

3.   The table does not include the effect of early repayments.

*    The amounts stated in the "without fixed maturity date" column are the amounts as stated in the balance sheet.

**   Including shares, which are stated in the "without fixed maturity date"
     column.

                                     F - 46

                                   Industrial Development Bank of Israel Limited

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                                                                       EXHIBIT E

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS
Reported amounts

                                                                                 DECEMBER 31, 2007                                               DECEMBER 31, 2006
                                                         --------------------------------------------------------------      -------------------------------------------------------------
                                                                                                    ANNUAL                                                              ANNUAL
                                                                                                   EXPENSE                                                             EXPENSE
                                                                                                     FOR                                                               FOR THE
                                                                          OFF                    THE SPECIFIC                               OFF                        SPECIFIC
                                                         BALANCE       -BALANCE       TOTAL       ALLOWANCE                 BALANCE       -BALANCE        TOTAL        ALLOWANCE
                                                          SHEET          SHEET       RISK OF         FOR      BALANCE OF     SHEET         SHEET         RISK OF          FOR      BALANCE OF
                                                         CREDIT         CREDIT      CREDIT TO      DOUBTFUL   PROBLEMATIC   CREDIT         CREDIT        CREDIT TO      DOUBTFUL  PROBLEMATIC
                                                         RISK (1)       RISK (2)     PUBLIC          DEBTS     DEBTS (3)     RISK (1)      RISK (2)       PUBLIC         DEBTS       DEBTS (3)
                                                         -------        -------      -------        -------     -------      -------        -------      -------        -------      -----
                                                                                   NIS MILLIONS                                                      NIS MILLIONS
                                                         --------------------------------------------------------------      -------------------------------------------------------------

Agriculture                                                  5.2            0.6          5.8           (0.2)        1.0          5.6            0.3          5.9            1.4        0.7
Industry                                                   264.6           12.1        276.7           (7.2)      179.6        338.7           14.4        353.1            7.2      221.9
Construction and real estate                                56.4           65.3        121.7            0.6       102.4        156.4           71.3        227.7            7.5      193.9
Electricity                                              5,083.5            3.2      5,086.7              -        38.0      5,795.8            3.7      5,799.5              -       34.9
Commerce                                                    14.3            5.6         19.9           (0.6)       16.8         31.0            5.7         36.7            2.1       28.3
Restaurants and hotels                                       8.9            2.1         11.0              -         7.5         11.6            2.1         13.7            0.7        8.6
Transport and storage                                       19.2              -         19.2              -           -         23.0              -         23.0            0.1        0.5
Communications and computer services                         3.8            0.4          4.2            0.8         2.0          7.9              -          7.9           (1.1)       7.2
Financial services                                          32.6           70.8        103.4           (1.2)        2.7         45.2           84.0        129.2            1.3       23.0
Other business services                                     32.1            3.4         35.5            0.8         8.9         54.4            2.5         56.9            6.7       31.9
Public and community services                               42.6            0.1         42.7           (0.4)       30.9         97.2            0.2         97.4            1.2       32.0
Private households                                           3.6              -          3.6              -         0.3          4.7              -          4.7            0.5        0.3
                                                         -------        -------      -------        -------     -------      -------        -------      -------        -------      -----
Total                                                    5,566.8          163.6      5,730.4           (7.4)      390.1      6,571.5          184.2      6,755.7           27.6      583.2
                                                         =======        =======      =======        =======     =======      =======        =======      =======        =======      =====
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                      173.8            1.4        175.2           (6.3)       78.0        208.9            2.8        211.7            2.1       94.0
Local authorities and entities controlled by them            4.0              -          4.0              -           -          6.5              -          6.5              -          -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                     F - 47

                                   Industrial Development Bank of Israel Limited

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                                                                       EXHIBIT F

CONDENSED QUARTERLY BALANCE SHEETS FOR 2006 AND 2007
Reported amounts

YEAR                                                                         2007                                                       2006
                                                    ----------------------------------------------------        ----------------------------------------------------
QUARTER                                                4              3              2              1              4              3              2              1
                                                    -------        -------        -------        -------        -------        -------        -------        -------
                                                                         NIS MILLIONS                                                 NIS MILLIONS
                                                    ----------------------------------------------------        ----------------------------------------------------

ASSETS
Cash and deposits with banks                           33.8           32.6           42.9           42.7           66.4           50.0           79.8           75.1
Securities                                             46.3           45.9           48.5           48.5           50.4           50.3           52.7           57.9
Credit to the public                                5,521.1        5,857.4        6,273.1        6,314.1        6,519.1        6,773.9        7,115.4        7,533.2
Credit to governments                                  24.7           31.5           33.6           40.2           41.5           47.1           46.6           54.7
Fixed assets                                            0.8            0.8            0.9            1.0            1.1            1.0            1.0            1.1
Other assets                                            7.2            6.2            7.0           11.4           12.1           11.3           13.3           11.4
Perpetual deposits with the Israeli Treasury          848.8          848.8          828.0          822.2          825.8          840.2          838.6          829.0
                                                    -------        -------        -------        -------        -------        -------        -------        -------
Total assets                                        6,482.7        6,823.2        7,234.0        7,280.1        7,516.4        7,773.8        8,147.4        8,562.4
                                                    =======        =======        =======        =======        =======        =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                                 54.6           57.6           62.2           65.8           66.9           74.0           87.0          117.7
Deposits of banks                                     481.2          541.6          584.0          703.4          768.3          832.2          937.8          952.5
Deposits of the Government                          5,319.2        5,602.1        5,986.4        5,919.6        6,087.4        6,270.3        6,519.4        6,892.6
Perpetual deposit                                       0.1            0.1            0.1            0.1            0.1            0.1            0.1            0.1
Capital notes                                          20.2           23.2           25.1           24.1           24.9           24.9           25.2           27.7
Other liabilities                                      50.7           52.9           54.4           57.4           58.2           55.0           54.6           55.0
Non-participating shares                              276.0          288.0          304.9          298.1          303.2          308.7          318.6          334.7
Participating shares*                                 170.6          178.0          188.4          184.3          187.4          190.8          196.9          206.9
                                                    -------        -------        -------        -------        -------        -------        -------        -------
Total liabilities                                   6,372.6        6,743.5        7,205.5        7,252.8        7,496.4        7,756.0        8,139.6        8,587.2
                                                    =======        =======        =======        =======        =======        =======        =======        =======

Shareholders' equity*                                 110.1           79.7           28.5           27.3           20.0           17.8            7.8          (24.8)
                                                    -------        -------        -------        -------        -------        -------        -------        -------

Total liabilities and shareholders' equity          6,482.7        6,823.2        7,234.0        7,280.1        7,516.4        7,773.8        8,147.4        8,562.4
                                                    =======        =======        =======        =======        =======        =======        =======        =======

                                     F - 48

                                   Industrial Development Bank of Israel Limited

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                                                                       EXHIBIT G

CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2006 AND 2007
Reported amounts

YEAR                                                                         2007                                                 2006
                                                      ------------------------------------------------      -----------------------------------------------
QUARTER                                                  4             3             2            1            4            3             2           1
                                                      -------       -------       -------      -------      -------      -------       -------      -------
                                                                         NIS MILLIONS                                        NIS MILLIONS
                                                      ------------------------------------------------      -----------------------------------------------

Profit from financing operations before
 allowance for doubtful debts                             5.4           8.2          10.6      *  5.1           3.6          3.1           6.9          4.6
Allowance for doubtful debts                             (9.3)         (3.1)          1.2      * (2.6)         (2.6)         4.8           8.3         11.2
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Profit (loss) from financing operations after
 allowance for doubtful debts                            14.7          11.3           9.4          7.7          6.2         (1.7)         (1.4)        (6.6)
                                                      -------       -------       -------      -------      -------      -------       -------      -------
OPERATING AND OTHER INCOME
Operating commissions                                     0.5           0.1           0.3          0.2          0.4          0.2           0.4          0.3
Gains (losses) from investments in shares                 2.6           0.4           1.5          4.2          3.6          0.9           9.3          2.6
Other income                                                -             -           0.8          0.9          1.3          0.9           0.6          1.0
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Total operating and other income                          3.1           0.5           2.6          5.3          5.3          2.0          10.3          3.9
                                                      -------       -------       -------      -------      -------      -------       -------      -------
OPERATING AND OTHER EXPENSES
Salaries and related expenses                             4.1           4.3           5.2          4.9          4.5          4.0           4.6          4.5
Expenses (income) in respect of employee
retirement                                                  -             -             -            -            -          0.3           0.2            -
Maintenance and depreciation of buildings and
equipment                                                 0.8           0.7           0.7          0.7          0.8          0.6           0.7          0.6
Other expenses                                            2.7           2.2           2.0          2.5          5.1          3.3           3.0          2.9
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Total operating and other expenses                        7.6           7.2           7.9          8.1         10.4          8.2           8.5          8.0
                                                      -------       -------       -------      -------      -------      -------       -------      -------

Operating profit (loss) before taxes on income           10.2           4.6           4.1          4.9          1.1         (7.9)          0.4        (10.7)
Provision for income taxes                                1.6             -             -            -            -            -             -            -
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Net income (loss) for the period                          8.6           4.6           4.1          4.9          1.1         (7.9)          0.4        (10.7)
                                                      =======       =======       =======      =======      =======      =======       =======      =======

                                                                             NIS                                                  NIS
                                                      ------------------------------------------------      -----------------------------------------------

INCOME (LOSS) PER SHARE IN NIS
Ordinary "A' shares                                     569.5         304.6         271.5        324.5         73.0       (523.2)         26.4       (708.6)

* Restated.

                                     F - 49

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year ended December 31, 2007
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity and cash-flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

---------------------------
U. Galili - General Manager

February 26, 2008

                                     F - 50

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year ended December 31, 2007
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity and cash-flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

--------------------------
Rimon Shmaya - Comptroller

February 26, 2008

                                     F - 51

MANAGEMENT AND BOARD OF DIRECTORS' STATEMENT REGARDING THEIR RESPONSIBILITY FOR
THE ANNUAL REPORT
--------------------------------------------------------------------------------

The Management of the Bank has prepared the annual report and is responsible for its suitability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements also requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure suitable standards for the Bank's financial reporting,
Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their soundness is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision regarding the amount of resources to be invested in operating the control procedures must, by its nature, be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the
Companies Law, is responsible for the financial statements and their approval, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The General Manager is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and is subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal
Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, Kesselman & Kessleman, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulations
(Manner of Auditors' Performance) - 1973 and certain auditing standards promulgated by the Institute of Certified Public Accountants in the U.S., the
use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their audit was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the
Supervisor of Banks. Pursuant to Section 170 of the Companies Law, the auditors are responsible to the Bank and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the
Management Review (henceforth - the ancillary information) was given to the external auditors for their review, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their audit. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those that they considered necessary for the purpose of auditing the financial statements.

---------------------         ---------------------        ---------------------
DR. RAANAN COHEN              URI GALILI                   RIMON SHMAYA
Chairman of the Board         General Manager              Comptroller

DATE OF APPROVAL OF THE REPORT:  February 26, 2008

                                     F - 52

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                                     F - 53

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
--------------------------------------------------------------------------------

CONTENTS

                                                                        PAGE

Auditors' Review Report                                                 F-55

Balance Sheets                                                          F-57

Statements of Income                                                    F-58

Statement of Shareholders' Equity                                       F-59

Notes to the Financial Statements                                       F-61

                                     F - 54

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

AUDITORS' REPORT TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development
Bank of Israel Limited ("the Bank"), detailed hereunder: Balance sheets as at
December 31, 2007 and 2006 and the statements of income, shareholders' equity, and cash flows, for each of the years then ended. These financial statements are the responsibility of the Bank's Board of Directors and of its Management. Our
responsibility is to express an opinion on these financial statements, based on our audits.

The financial statements of the Bank as of December 31, 2005 and for the year then ended were audited solely by Somekh Chaikin, CPAs (Isr.), whose unqualified opinion, rendered on February 27, 2006 ,drew attention to certain issues.

The financial statements of the Bank as of December 31, 2006 and for the year then ended were audited jointly by us and by Someh Chaikin CPAs (Isr.). Our joint opinion dated March 26, 2007 was unqualified. The opinion drew attention to certain issues.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of
Auditors' Performance) - 1973, and standards the implementation of which in audits of banking corporations is determined in guidelines of the Supervisor of
Banks. Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the
Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements that were audited by us, as referred to above, present fairly, in all material respects, the financial position of the
Bank as at December 31, 2007 and 2006 and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in
Israel. Furthermore, in our opinion, the statements that were audited by us, as above, have been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1C, the aforementioned financial statements are presented in new Israeli shekels in accordance with Accounting Standards of the Israel
Accounting Standards Board and the provisions of the Supervisor of Banks.

                                     F - 55

Without qualifying our opinion, we would call attention to the following:

A.   Note 1A of the financial statements refers to the severe liquidity problems experienced by the Bank in August 2002. These liquidity problems were caused by increased withdrawals of deposits by the public, the interest-bearing special line of credit provided to the Bank by the Bank of
     Israel, the decisions of the Bank's Board of Directors to adopt the
     "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of
     Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of
     Bank of Israel regarding the restriction of the Bank's license and the revocation of the license as from August 1, 2008, and the decision of the
     Ministerial Committee for Social and Economic Affairs (the Social Economic
     Cabinet) to approve and extend the duration of the "Run-Off" plan, as above, (hereinafter - the Government decision extending the duration of the
     "Run-Off" plan), and the blueprint for the sale of all the shares of the
     Bank, all this as detailed in the above note.

     Note 1 states, among other things, that: "as mentioned above, the decision of the Government stipulates that the Run-off Plan shall conclude on July
     31, 2008. As of the date of approval of these financial statements, it is not known whether the blueprint plan for the sale will be implemented."

B.   Note 21 of the financial statements regarding the litigation pending against the Bank and senior officers thereof, all as detailed in the aforementioned note.

The financial statements do not contain any changes in the value or classification of assets or liabilities that may be required should the Bank cease to operate as a "going concern".

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

February 26, 2008

                                     F - 56

                               The Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts
                                                                2007           2006
                                                              -------        -------
                                                   NOTE    NIS MILLIONS   NIS MILLIONS
                                                  -------     -------        -------

ASSETS

Cash and deposits with banks                         2           33.8           66.4

Securities                                           3           46.3           50.4

Credit to the public                                 4        5,521.1        6,519.1

Credit to governments                                5           24.7           41.5

Fixed assets                                         6            0.8            1.1

Other assets                                         7            7.2           12.1

Perpetual deposits with the Israeli Treasury         8          848.8          825.8
                                                              -------        -------

Total assets                                                  6,482.7        7,516.4
                                                              =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                               9           54.6           66.9

Deposits of banks                                   10          481.2          768.3

Deposits of the Government                                    5,319.2        6,087.4

Perpetual deposit                                   11            0.1            0.1

Capital notes                                       12           20.2           24.9

Other liabilities                                   13           50.7           58.2

Non-participating shares                            14          276.0          303.2

Participating preference shares                     15          170.6          187.4
                                                              -------        -------

Total liabilities                                             6,372.6        7,496.4

Shareholders' equity                                16          110.1           20.0
                                                              -------        -------

Total liabilities and shareholders' equity                    6,482.7        7,516.4
                                                              =======        =======

----------------------------------------      ----------------------------       --------------------------
Dr. Raanan Cohen - Chairman of the Board      Uri Galili - General Manager       Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 26, 2008

The accompanying notes are an integral part of the financial statements.

                                     F - 57

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                  2007        2006         2005
                                                                -------      -------      -------
                                                                  NIS           NIS          NIS
                                                          NOTE  MILLIONS     MILLIONS     MILLIONS
                                                        ------- -------      -------      -------

Profit from financing operations
 before allowance for doubtful debts                       23      29.3         18.2         61.6
Allowance for doubtful debts                               4C     (13.8)        21.7         44.2
                                                                -------      -------      -------
Profit (loss) from financing operations
 after allowance for doubtful debts                                43.1         (3.5)        17.4
                                                                -------      -------      -------
OPERATING AND OTHER INCOME
Operating commissions                                      24       1.1          1.3          2.2
Gains from investments in shares                           25       8.7         16.4         11.3
Other income                                               26       1.7          3.8          4.7
                                                                -------      -------      -------
Total operating and other income                                   11.5         21.5         18.2
                                                                -------      -------      -------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                              27      18.5         17.6         18.2
Expenses in respect of employee  retirement                           -          0.5          5.5
Maintenance and depreciation of buildings
 and equipment                                                      2.9          2.7          3.8
Other expenses                                             28       9.4         14.3         16.5
                                                                -------      -------      -------
Total operating and other expenses                                 30.8         35.1         44.0
                                                                -------      -------      -------
Income (loss) from ordinary operations before taxes                23.8        (17.1)        (8.4)
Provision for taxes on operating income                    29       1.6            -            -
                                                                -------      -------      -------

NET INCOME (LOSS) FOR THE YEAR                                     22.2        (17.1)        (8.4)
                                                                =======      =======      =======

                                NET INCOME (LOSS) PER SHARE
                           --------------------------------------
                            2007           2006             2005
                           -------       --------          ------
                             NIS            NIS              NIS
                           -------       --------          ------

"A" ordinary shares        1,470.2       (1,132.4)         (556.3)
                           =======       ========         =======

                       WEIGHTED QUANTITY OF SHARES USED IN COMPUTING
                                   INCOME PER SHARE
                           ---------------------------------
                             2007         2006         2005
                           -------      -------      -------

"A" ordinary shares          1,510        1,510        1,510
                           =======      =======      =======

The accompanying notes are an integral part of the financial statements.

                                     F - 58

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------

Reported amounts

                                                                                     ADJUSTMENTS
                                       SHARE          ACCUMULATED      ACCUMULATED       FROM
                                      CAPITAL        DIFFERENCE ON    DIFFERENCE ON  PRESENTATION
                                        AND           TRANSLATION      TRANSLATION   OF AVAILABLE-
                                      PREMIUM              OF               OF         FOR-SALE                       TOTAL
                                         ON           DOLLAR LINKED     CPI LINKED    SECURITIES   ACCUMULATED    SHAREHOLDERS'
                                       SHARES           DEPOSIT(*)      DEPOSIT(*)   AT FAIR VALUE    LOSS           EQUITY
                                       -------           -------         -------        -------      -------         -------
                                                                       NIS MILLIONS
                                       -------------------------------------------------------------------------------------

BALANCE AS AT JANUARY 31,
 2005                                  1,199.4            (697.5)          202.5            0.3       (505.5)          199.2

CHANGES DURING 2005
Net loss                                     -                 -               -              -         (8.4)           (8.4)
Adjustments from
 presentation of
available-for
-sale securities at fair                     -                 -               -            5.8            -             5.8
value
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                      -                 -             0.5              -            -             0.5
                                       -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
 2005                                  1,199.4            (697.5)          203.0            6.1       (513.9)          197.1

CHANGES DURING 2006
Adjustments as of  January 1,
 2006 caused by initial
 implementation of
 Accounting Standard No. 22             (992.3)            697.5            90.7              -            -          (204.1)
                                       -------           -------         -------        -------      -------         -------
Balance as at January 1,
 2006 following the
 implementation of
 Standard No. 22                         207.1                 -           293.7            6.1       (513.9)           (7.0)
Net loss                                     -                 -               -              -        (17.1)          (17.1)
Adjustments from
 presentation of available-
for-sale securities at fair                  -                 -               -            2.6            -             2.6
value
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                      -                 -            41.5              -            -            41.5
                                       -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
 2006                                    207.1                 -           335.2            8.7       (531.0)           20.0
                                       -------           -------         -------        -------      -------         -------

CHANGES DURING 2007
Net income                                   -                 -               -              -         22.2            22.2
Adjustments from
 presentation of
available-for
-sale securities at fair                     -                 -               -            0.8            -             0.8
value
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                      -                 -            67.1              -            -            67.1
                                       -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
  2007                                   207.1                 -           402.3            9.5       (508.8)          110.1

*    See Note 8 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                     F - 59

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                         2007             2006               2005
                                                                      ---------         ---------         ---------
                                                                     NIS MILLIONS     NIS MILLIONS       NIS MILLIONS
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net income (loss) for the year                                             22.2             (17.1)             (8.4)
Adjustments to reconcile net income/loss to net cash flows
 generated by operating activities:
Depreciation on equipment                                                   0.4               0.4               1.1
Allowance for doubtful debts                                              (13.0)             22.9              44.5
Gain on sale of available-for-sale securities                              (3.3)            (10.3)            (11.3)
Provision for severance pay and pensions, net                              (4.9)             (0.6)              0.3
Inflationary erosion of capital notes and perpetual deposit                (3.0)             (1.8)              1.6
                                                                      ---------         ---------         ---------
Net cash provided by (used in) operating activities                        (1.6)             (6.5)             27.8
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                    9.2               6.5               3.0
Available-for-sale securities, net                                          8.2              25.7              13.9
Credit to the public, net                                               1,010.5           1,139.6             269.2
Credit to governments, net                                                 16.8              17.5              13.7
Other assets, net                                                           4.9               3.5              10.4
Acquisition of fixed assets                                                (0.1)             (0.3)             (0.4)
                                                                      ---------         ---------         ---------

Net cash provided by activities related to assets                       1,049.5           1,192.5             309.8
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                (1.7)             (0.2)                -
Deposits of the public, net                                               (12.3)           (111.3)           (227.1)
Deposits of banks, net                                                   (287.1)           (280.5)           (379.2)
Deposits of the Government, net                                          (768.2)           (795.6)            228.4
Other liabilities, net                                                     (2.0)              1.6              (1.7)
                                                                      ---------         ---------         ---------
Net cash used in activities
 relating to liabilities and shareholders' equity                      (1,071.3)         (1,186.0)           (379.6)
                                                                      ---------         ---------         ---------

DECREASE IN CASH                                                          (23.4)                -             (42.0)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                    53.4              53.4              95.4
                                                                      ---------         ---------         ---------

BALANCE OF CASH AS AT END OF YEAR                                          30.0              53.4              53.4
                                                                      =========         =========         =========

The accompanying notes are an integral part of the financial statements.

                                     F - 60

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN, THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL
          AND THE BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter -
     the "Governor") on August 22, 2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October
     10, 2005 are as follows:

          >>   The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

          >>   The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >>   The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >>   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >>   If, at the end of the Run-Off plan, there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The
               Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for
               repayment of the credit line will be assigned in its favor (the debenture dated November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel, which was amended on December 29, 2005).

     The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel had provided it a special line of credit, which was recently extended until July 31, 2008 in accordance with the letter of the Governor from October 30, 2005. The terms of the special line of credit were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the special line of credit are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

                                     F - 61

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     >>   The credit line will be in effect until no later than July 31, 2008.

     >>   The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     >>   The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     >>   The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     >>   Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     >>   Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     The letter of the Governor dated October 30, 2005 noted that, should the
     Bank of Israel, in its sole and exclusive discretion, see fit so to do, consideration will be given to the imposition of further restrictions upon the operations of the Bank in addition to those contained in the above-mentioned letter, whether or not those further restrictions relate to non-compliance with the provisions of the "Run-off plan."

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 476 million as at December 31,
     2007 (compared with NIS 751 million as at December 31, 2006).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts, checking accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

                                     F - 62

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the
     Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank acted as an investment bank) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits
               reaching their current date of maturity, other than from the shareholders.

          >>   The Bank's banking license will be revoked as from August 1,
               2008.

     In a letter dated May 1, 2007, the Bank of Israel announced that if the blueprint set out below for the sale of the shares of the Bank is implemented prior to July 31, 2008, the banking license of the Bank will be cancelled on the date the blueprint is carried out.

     BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

     The Finance Ministry and the Government Companies Authority are in the
     process of assessing and taking steps to advance the blueprint for the sale of all of the issued share capital of the Bank to a third party purchaser.
     As part of this, on June 17, 2007, the Government Companies Authority issued a request for information (RFI) in which it announced, among other things, that the Government of Israel, through the Government Companies
     Authority, was requesting information from parties interested in purchasing the Industrial Development Bank of Israel Ltd. and was requesting that those interested parties submit their requests on July 3, 2007. The RFI also included a description of the proposed blueprint for the sale whereby, among other things, the holdings of the State in the shares of the Bank, including the controlling shares (ordinary shares A) and the holdings of the other holders of controlling shares (the three large bank groups: Bank
     Discount, Bank Hapoalim, Bank Leumi, and also First International Bank,
     IDB, and the Association of Industrialists) will be transferred to the designated buyer, the shares of the Bank that are traded on the Tel Aviv
     Stock Exchange and which are held by the public will be purchased by the designated buyer, as part of the creditors agreement pursuant to article
     350 of the Companies Law - 1999, whereas preferred Shares D and DD held by the public will be redeemed and the accrued preferred dividend in arrears will be paid in respect thereof. A detailed description of the blueprint that was included in the RFI can be found in the Immediate Report issued by the Bank on June 17, 2007. As reported to the Bank by the Government
     Companies Authority, on the date stipulated for submission of the requests,
     July 3, 2007, eleven requests were received at the offices of the Authority from companies and individuals.

                                     F - 63

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     At the beginning of 2008, at the request of the State and other shareholders, Professor A. Barnea prepared a proposal for the distribution of the proceeds to be received upon the realization of the blueprint (if and when it is implemented), among the various shareholders of the Bank.
     Professor Barnea's document, which contains the proposed distribution formula and which is dated January 13, 2008, was attached to the Immediate
     Report issued by the Bank on January 15, 2008. Among the ordinary shareholders of the Bank who requested the proposal are Bank Leumi, Bank
     Hapoalim, Discount Bank, the financial institutions which filed the suit against the Bank regarding the renewal of the dividend distribution, and part of the holders of the Bank's ordinary preferred shares. Please note that the Bank is not in possession of information that the State and the aforementioned shareholders have given their consent to the distribution formula and even at this stage, it is impossible to know if and when the blueprint will be implemented. In addition, the sale of the holdings of the
     State in the Bank necessitates passage of a privatization resolution by the
     Ministerial Committee on Privatization, a resolution which has not yet been passed.

     As mentioned above, the decision of the Government stipulates that the
     Run-off Plan shall conclude on July 31, 2008. As of the date of approval of these financial statements, it is not known whether the blueprint plan for the sale will be implemented

     The financial statements do not contain any changes in the value or classification of assets or liabilities that may be required should the
     Bank cease to operate as a "going concern".

     B.   DEFINITIONS

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public
     Accountants in Israel.

     REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the date of transition and less amounts subtracted after the date of transition.

     DATE OF TRANSITION - December 31, 2003.

     ADJUSTED FINANCIAL REPORTING - Financial reporting in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified
     Public Accountants in Israel.

                                     F - 64

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel and in accordance with generally accepted accounting principlesin Israel.

     In October 2001 the Israel Accounting Standards Board published Accounting
     Standard No. 12, "Discontinuance of Adjustment of Financial Statements".
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as at January 1, 2004. Until December 31, 2003, the Bank
     continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

     Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

     The term "cost" in these financial statements means the reported amount of cost.

     STATEMENTS OF INCOME

     Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance. All other operating items are stated at their nominal historical values.

     D.   STATEMENT OF ADJUSTMENTS TO SHAREHOLDERS' EQUITY

     On January 1, 2006, the Bank implemented for the first time accounting
     Standard No. 22, "Financial Instruments: Disclosure and Presentation'
     (hereinafter - the "Standard"). The Standard sets forth the presentation provisions of financial instruments in the financial statements and details the required fair disclosure thereof. In addition, the Standard stipulates the manner of classification of financial instruments as financial liabilities and equity, classification of interest, dividends, and related losses and gains, and the circumstances under which an entity can set off financial assets and liabilities. The Standard cancels Opinion No. 53, "The
     Accounting Treatment of Convertible Liabilities" and Opinion No. 48, "the
     Accounting Treatment of Option Warrants".

     In respect of certain issues relating to the aforementioned treatment, there exist directives of the Supervisor of Banks. In such cases, the Bank is subject to those directives.

                                     F - 65

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     D.   STATEMENT OF SHAREHOLDERS' EQUITY (CONT.)

     The initial implementation of the Standard resulted in a reduction in shareholders' equity in an amount of NIS 204.1 million, as a result of the classification of participating preference shares of Class C, CC, and CC1 which were previously classified as shareholders' equity, to a liability in respect of participating preference shares.

     Adoption of the Standard was prospective. Comparative amounts relating to previous periods were not restated.

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the
     CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit".

     Further to the initial implementation of Standard No. 22, the balance of the accumulated difference from the dollar-linked deposit was cancelled as from January 1, 2006, due to the fact that the participating preference shares were classified to a liability in respect of participating preference shares and are measured, as from that date, on the basis of their dollar-linked value (see Note 8).

     The difference generated from May 7, 1996, between the adjustment of the perpetual deposit with the Israeli Treasury, linked from that date to the
     CPI (which in no event will be less than its dollar value as it was on
     October 1, 1987) and the adjustment of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI-linked deposit" (see Note 8).

     E.   EXCHANGE RATES AND LINKAGE

     (1)  Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

     (2)  Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

     (3)  Assets and liabilities, which are optionally linked to the CPI or to foreign currency, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

     (4)  Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

                                     F - 66

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   EXCHANGE RATES AND LINKAGE (CONT'D)

     (5)  Following are details of exchange rates and the CPI and the rates of change therein:

                                  DECEMBER 31                           RATE OF CHANGE DURING
                        ---------------------------------         ----------------------------------
                        2007         2006            2005         2007           2006           2005
                        ----         ----            ----         ----           ----           ----
                                                                    %              %              %
                                                                  ----           ----           ----

Representative
 exchange rate
 of US$1
 (in NIS)               3.846        4.225           4.603        (9.0)          (8.2)          6.8

CPI in points
 for:
 December               191.1        184.9           185.0         3.3           (0.1)          2.4

 November               190.0        184.9           185.4         2.8           (0.3)          2.7

     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their amortized cost as at balance sheet date. Such cost represents the par value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and the amortized cost of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated
     at their reported cost.

     SECURITIES FOR TRADING

     Such securities are stated at their fair value. Gains or losses arising from changes in the fair value are recognized in the statement of income.
     The fair value of securities for trading is determined based on their stock market prices as at balance sheet date.

                                     F - 67

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     F.   SECURITIES (CONT'D)

     IMPAIRMENT IN VALUE OF INVESTMENTS

     From time to time the Bank examines whether there has been an impairment in the value of its investments in securities which is not of a temporary nature. This examination is performed when there are signs that may indicate the possibility of an impairment in the value of an investment, including a decline in their stock market prices, the business of the investee, the industry in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in accordance with the opinion of the Management are based on an examination of the overall relevant aspects and the significance of each, and which are not of a temporary nature, are recorded in the statement of income.

     G.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in Management's opinion, fairly present the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial position, volume of activity, past record and adequacy of the collaterals received.

     The directives of the Supervisor of Banks require that, commencing with
     1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time. The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks.
     In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance was discontinued as at
     January 1, 2005.

     According to Directive 315 of Proper Banking Procedures, a banking corporation must record a supplementary allowance for doubtful debts in respect of debts of customers which deviate from limits stipulated by the
     Supervisor of Banks, which are calculated as a certain percentage of the
     Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make a supplementary allowance for doubtful debts if the total liabilities of a certain sector to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on sector indebtedness").

                                     F - 68

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     Since the Bank has stopped providing new credit and is focusing on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various sectors has decreased and it may on occasion deviate from the limit on sector indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from recording the supplementary allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of
     Banks exempted the Bank from the requirement to increase the supplementary allowance for doubtful debts in its financial statements as at March 31,
     2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of control in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the
     Bank's plan to reduce its activity and the commitment of the Government to repay the special line of credit, which was granted to the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to its depositors, he approves the following relief with respect to implementation of the Proper Banking Procedures:

     A.   As from the financial statements as at September 30, 2003 and thereafter, the Bank is exempt from increasing the supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of sector indebtedness.

     B.   The Bank is allowed to reduce the supplementary allowance it recorded in respect of the deviation from the aforementioned limits in the last quarter of 2002.

     C.   The Bank is allowed to reduce the supplementary allowance it recorded in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as at December 31, 2003, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits, and the supplementary allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the third quarter of 2003.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results for those periods. In addition, the adjustment of the supplementary allowance for changes occurring from time to time in the volume of the deviations would have impacted on the financial results of the Bank in the subsequent reporting periods.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as at December 31, 2007, constitutes 5.94% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk as calculated for purposes of individual borrower and group of borrowers limitations (December 31, 2006 - 4.82%).

                                     F - 69

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.

     H.   FIXED ASSETS

     Fixed assets are stated at cost net of accumulated depreciation.
     Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.

     I.   CONTINGENT LIABILITIES

     The accounting treatment of contingent legal claims is based on an opinion received by management of the Bank from its legal counsel, on which management of the Bank relies, which provides the probability of occurrence of the exposure to risk relating to contingent claims. The claims were classified in accordance with the probability ranges of occurrence of the exposure to risk as follows:

     1)   Probable - when the probability is over 70%.

     2)   Reasonably possible - when the probability is over 20% and less than or equal to 70%.

     3)   Remote - when the probability is less than or equal to 20%.

     Only in rare cases is a banking institution allowed to state in the financial statements that in the opinion of the bank's management, based upon its legal counsel, it is unable to evaluate the probability of realization of the exposure to risk in respect of a claim for which a petition was filed to have the claim certified as a class action, this in the four financial statements that are published after the filing of the petition. The Bank has provided disclosure with respect to material legal proceedings pending against the Bank. Note 21D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The Bank's practice is to include in its financial statements appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2)  As to the basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions, see F and L, respectively.

                                     F - 70

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     K.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002, the Bank, the General Federation of Labor and the Bank's
     employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. According to this agreement some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank signed an agreement with a pension fund which arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated by a pension consultant.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities. The directives are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in the statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument.

     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives of the Supervisor of Banks, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

     In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following cumulative conditions are fulfilled:

     (1)  In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2)  The Bank intends to pay the liabilities and realize the assets on a net basis or simultaneously.

                                     F - 71

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is classified as a financial institution for value-added tax purposes, includes a provision for profit tax leviable on the Bank's income under the provisions of the
     Value-Added Tax Law. Value-added tax on payroll ("Payroll Tax"), which is leviable on the payroll costs of financial institutions, is reflected in the statement of income under the "payroll and related expenses" item. In the period between 2002 and 2006, the payroll and related expenses item was not charged with any expense relating to payroll tax due to losses for profit tax purposes.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for securities, fixed assets, and capital notes. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

     Q.   NET INCOME (LOSS) PER SHARE

     Commencing on January 1, 2006, the Bank implemented Accounting Standard No.
     21 "Income Per Share" of the Israel Accounting Standards Board. This
     standard, which is based on International Accounting Standard No. 33, replaces Opinion No. 55 of the Institute of Certified Public Accountants in
     Israel on this issue and sets out new rules regarding the calculation of income per share and the presentation thereof in the financial statements.
     According to the provisions of the Standard, the Bank computes income per share in respect of income from continuing operations allocated to ordinary shareholders. Income per share is computed by dividing the income or loss allocated solely to the ordinary shareholders, by the weighted average of the number of ordinary shares in circulation during the reported period. In the past, income per share was computed in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. Comparative amounts of income per share in these financial statements were restated in respect of the retroactive implementation of the calculation provisions of the new standard.

     R.   IMPAIRMENT OF ASSETS

     Accounting Standard No. 15, "Impairment in value of assets" stipulates the procedures to be implemented by the corporation in order to ensure that its assets in the balance sheet are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets which have been impaired.

                                     F - 72

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     S.   BUSINESS SEGMENTS

     In accordance with an approval received from Bank of Israel, the Bank is not required to report according to business segments.

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION

     1.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the "Standard"). The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the directives and guidelines of the Supervisor of
          Banks.

          In addressing the manner in which the Standard is to be implemented by banking institutions, the Supervisor of Banks notified the banking institutions that:

          a.   He intends on regularly issuing directives for the implementation of Israeli standards issued by the Israel Accounting Standards
               Board, which are based on IFRS that do not relate to the core banking business.

          b.   In the second half of 2009 he will render his decision regarding the date of implementation of IFRS that relate to the core banking business, taking into account the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence of IFRS and U.S. standards on the other.

          c.   Therefore, in addressing the core banking business, the financial statements of a banking institution presented in accordance with the directives and guidelines of the Supervisor of Banks will continue to be presented on the basis of U.S. standards that were set out in the public reporting directives.

     2.   In December 2006, the Israel Accounting Standards Board published
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and Its Controlling Shareholder" (hereinafter - the
          "Standard"). The Standard replaces the Securities Regulations
          (Financial Statement Presentation of Transactions between a
          Corporation and its Controlling Shareholder) - 1996 as adopted in the public reporting directives of the Supervisor of Banks. The Standard stipulates that assets and liabilities that were the subject of a transaction between an entity and its controlling interest shall be measured at the date of the transaction at fair value and that the difference between the fair value and the proceeds of the transaction are to be carried to shareholders' equity. A debit difference is in essence a dividend, thereby reducing retained earnings. A credit difference is in essence an owners' investment and shall be presented as a separate item in shareholders' equity entitled "Capital reserve from a transaction between the entity and its controlling
          shareholder".

                                     F - 73

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          The Standard discusses three issues relating to transactions between an entity and its controlling interest, as follows: the transfer of an asset from the controlling shareholder to the entity or alternatively, the transfer of an asset from the entity to the controlling shareholder; a controlling shareholder's assumption of a liability, in whole or in part, to a third party on behalf of the entity, the indemnification of the entity by a controlling shareholder in respect of an expense, or the waiver by the controlling shareholder to the entity of a debt, in whole or in part, due to the shareholder from the entity; and loans granted to the controlling shareholder or received from the controlling shareholder. In addition, the Standard stipulates the disclosure that must be made in the financial statements in connection with transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder that were made after January 1, 2007, as well as to loans granted to or received from a controlling shareholder prior to the effective date of the Standard, as of the effective date.

          As of the date of the release of the financial statements, the
          Supervisor of Banks has not yet issued a directive regarding the manner of adoption of the Standard by banking institutions, if at all.

     3.   A directive on the issue of measurement and disclosure of impaired debts, credit risk and the allowance for credit losses - On December
          31, 2007, the Supervisor of Banks issued a draft directive on the issue of "Measurement and Disclosure of Impaired Debts, Credit Risk
          and the Allowance for Credit Losses". The directive was raised for discussion at the Advisory Committee of the Bank of Israel regarding banking matters.

          The directive is based on accounting principles accepted among U.S.
          banks. The principles behind the draft directive constitute a significant change over the current directives regarding the classification of problematic debts and the measurement of allowances for doubtful debts in respect of credit losses. The new directive sets out explicit rules in connection with the classification of impaired debts, credit risk, measurement of allowances for credit losses, the accounting write-off of debts and the recognition of income in respect of debts. In addition, the new guidelines set out explicit requirements for maintaining a systematic process for setting up provisions for credit losses and preservation of documentation that supports the process and the allowances.

          The new directive is supposed to go into effect commencing with the financial statements as of January 1, 2010. The directive set out transition provisions for implementation in the annual financial statements for 2007 and in the financial statements to be issued during 2008 and 2009. The transition provisions for the annual financial statements of 2007 relate to setting out the major features of the directive, information regarding the preparations of a banking entity to implement the directive and data in respect of the expected impact (direction and scope) of initial implementation of the directive on shareholders' equity as of January 1, 2010. The transition provision for the annual financial statements of 2009 includes, in addition to the above, the requirement to provide quantitative information regarding the adoption of the new guidelines on:

          -    The recorded balance of credit debt as of January 1, 2010, with a breakdown into its various components.

                                     F - 74

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          -    The balance of the provision for credit losses as of January 1,
               2010, with a breakdown into its various components.

          -    The balance included in the required disclosure for the report of the board of directors as of January 1, 2010.

          -    The balance of the provision for credit losses in respect of off-balance sheet credit instruments as of January 1, 2010.

          -    The balance of current or deferred taxes receivable or payable in respect of the provision for credit losses and accounting
               write-offs as of January 1, 2010.

          -    The impact on shareholders' equity as of January 1, 2010.

     In its letter dated August 12, 2007, the Bank of Israel notified the Bank that the Bank is entitled not to take steps toward implementation of this directive.

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                DECEMBER 31 DECEMBER 31
                                                    2007      2006
                                                  -------   -------
                                                  REPORTED  REPORTED
                                                  AMOUNTS   AMOUNTS
                                                  -------   -------
                                                    NIS       NIS
                                                 MILLIONS   MILLIONS
                                                  -------   -------

Cash and deposits with Bank of Israel                 5.9       8.1
Deposits with commercial banks (1)                   24.1      50.6
Deposits in special banking institutions              3.8       7.7
                                                  -------   -------

Total                                                33.8      66.4
                                                  =======   =======

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                              30.0      53.4
                                                  =======   =======

     (1)  As to the pledge on deposits with commercial banks - see Note 17 below.

                                     F - 75

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                       DECEMBER 31, 2007
                             -------------------------------------------------------------------------
                                                           NON-REALIZED      NON-REALIZED
                                                            GAINS FROM        LOSSES FROM
                             CARRYING       ADJUSTED     ADJUSTMENTS TO     ADJUSTMENTS TO      FAIR
                              VALUE         VALUE (1)      FAIR VALUE         FAIR VALUE      VALUE (2)
                             -------         -------         -------            -------        -------
                                                        REPORTED AMOUNTS
                             -------------------------------------------------------------------------
                                                          NIS MILLIONS
                             -------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 0.5             0.5               -                  -             0.5
Shares of others                45.8            36.3             9.5                  -            45.8 (3)
                             -------         -------         -------            -------         -------
Total available-
 for-sale securities            46.3            36.8             9.5 (4)              -            46.3
                             -------         -------         -------            -------         -------

Total securities                46.3            36.8             9.5                  -            46.3 (3)
                             =======         =======         =======            =======         =======

                                                       DECEMBER 31, 2006
                             -------------------------------------------------------------------------
                                                          NON-REALIZED       NON-REALIZED
                                                           GAINS FROM        LOSSES FROM
                             CARRYING        ADJUSTED     ADJUSTMENTS TO     ADJUSTMENTS TO       FAIR
                               VALUE         VALUE (1)      FAIR VALUE        FAIR VALUE         VALUE (2)
                             -------         -------         -------            -------         -------
                                                        REPORTED AMOUNTS
                             -------------------------------------------------------------------------
                                                          NIS MILLIONS
                             -------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 0.7             0.7               -                  -             0.7
Shares of others                49.7            41.0             8.7                  -            49.7 (3)
                             -------         -------         -------            -------         -------
Total available-
 for-sale securities            50.4            41.7             8.7 (4)              -            50.4
                             -------         -------         -------            -------         -------
Total securities                50.4            41.7             8.7                  -            50.4 (3)
                             =======         =======         =======            =======         =======

     (1)  In the case of shares - cost less provision for impairment in value, where required.

     (2)  Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3)  Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 11.8 million (December
          31, 2006 - NIS 16.7 million).

     (4)  Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     B.   See Note 4E regarding the classification of a customer's debt to the securities item.

     NOTE: For detail regarding results of investments in debentures - see Note
          23E, and for detail regarding results of investments in shares - see
          Note 25.

                                     F - 76

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION OF CREDIT

                                                                 DECEMBER 31      DECEMBER 31
                                                                    2007             2006
                                                                   -------         -------
                                                                      REPORTED AMOUNTS
                                                                   -----------------------
                                                                NIS MILLIONS    NIS MILLIONS
                                                                   -------         -------

Credit                                                             5,566.3         6,570.8
General and supplementary allowances for doubtful debts(1)            45.2            51.7
                                                                   -------         -------

Total                                                              5,521.1         6,519.1
                                                                   =======         =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                                     DECEMBER 31    DECEMBER 31
                                                                                       2007            2006
                                                                                      -------         -------
                                                                                          REPORTED AMOUNTS
                                                                                      -----------------------
                                                                                    NIS MILLIONS    NIS MILLIONS
                                                                                      -------         -------
a.       Non-income bearing credit to problematic borrowers -
         Unlinked Israeli currency                                                       41.1           123.7
         Israeli currency linked to the CPI                                               3.9             7.0
         Denominated in or linked to foreign currency                                     3.5            10.9
                                                                                      -------         -------
                                                                                         48.5           141.6
                                                                                      =======         =======
b.       Credit restructured during the year, without waiver of income -
         Unlinked Israeli currency                                                       23.3            21.7
         Israeli currency linked to the CPI                                               1.1            38.2
         Denominated in or linked to foreign currency                                     1.0             5.1

c.       Credit to borrowers regarding which there is an as-yet
         unimplemented Management decision to restructure
         their debt                                                                       9.3            26.5

d.       Credit temporarily in arrears                                                    8.7            14.5
         Interest income recorded in respect thereof                                      0.7             0.4

e.       Credit under special supervision                                               139.8           156.2

     (1)  The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2)  The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 77

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR

     In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, receipt of Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

     During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

     In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

     During 1996, a supplementary arrangement was signed by the banks, the
     Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

     -    The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the
          "balloon" debt). Such "balloon" debt is to be written off.

     -    In respect of most of the "balloon" debts, the writing-off shall be covered as to 65% from bank sources and as to 35% from Government sources.

     -    Kibbutzim will assign part of their rights in land to the Israel Lands
          Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands
          Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the
          Government in proportion to their share in the writing-off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing-off of the debts of each Kibbutz, as stated
          above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining as a party to the supplementary arrangement, including the reversion of the land to the
          Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first - an immediate payment and the remaining payments to be linked to the CPI with annual interest at a rate of 1.5%.

          The Bank set up a provision for doubtful debts in respect of all of the amounts it believes will be required taking the above into consideration.

                                     F - 78

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

          During 2007, principles were formulated regarding the transfer of the receipts that the Kibbutzim are supposed to receive in respect of the sale of their holdings in Tnuva on account of the repayment of their debts included in the Kibbutz Debt Arrangement with the banks. At the beginning of 2008, further to the completion of the Tnuva transaction, debts of Kibbutzim were repaid as part of the implementation of the abovementioned principles, in an amount of NIS 50 million. In addition, at the same date, an amount of NIS 7.5 million was received in account of debts written off in the past, which will be included in the Bank's income for the first quarter of 2008.

          Composition of the credit to the agricultural sector:

                                                                   DECEMBER 31        DECEMBER 31
                                                                      2007               2006
                                                                     -------         -------
                                                                        REPORTED AMOUNTS
                                                                     -----------------------
                                                                  NIS MILLIONS     NIS MILLIONS
                                                                     -------         -------

Kibbutzim (including regional enterprises and organizations)           168.3           202.5
Moshavim                                                                 5.5             6.4
                                                                     -------         -------

Total credit for kibbutzim and moshavim                                173.8           208.9
                                                                     =======         =======

                                     F - 79

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                         DECEMBER 31  DECEMBER 31
                                                                            2007         2006
                                                                          -------       -------
                                                                             REPORTED AMOUNTS
                                                                          ---------------------
                                                                        NIS MILLIONS  NIS MILLIONS
                                                                          -------       -------

a.   Non-income bearing loans to problematic borrowers -
     Unlinked Israeli currency                                                1.2           1.3
     Denominated in or linked to foreign currency                             1.0             -
     Israeli currency linked to the CPI                                      19.0          28.3
                                                                          -------       -------
                                                                             21.2          29.6
                                                                          =======       =======
b.   Restructured credit to borrowers-

     1.   Credit restructured during the current
          year with waiver of income -
          Israeli currency linked to the CPI                                  4.8           6.8
          Average repayment period (years)                                    3.0           3.5
          Expected interest margin from the credit                            2.0%          2.0%
          Unlinked Israeli currency                                           0.9             -
          Average repayment period (years)                                    0.5             -
          Weighted interest margin in respect of                              3.0%            -

     2.   Credit restructured in prior years
          with waiver of income -
          Israeli currency linked to the CPI                                  0.4           2.3

c.   Credit to borrowers in respect of which
     there is an as-yet unimplemented
     management decision to restructure their debt                            8.0           0.4

d.   Credit under special supervision                                        41.9          52.3

e.   Credit not included in above credit to problematic borrowers            96.6         117.5
     Interest income recorded in the income statements in respect
     Of this credit                                                           7.1           5.2

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2)  Including industrial enterprises and other organizations related to the Kibbutz sector.

                                     F - 80

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                                                 DECEMBER 31  DECEMBER 31
                                                                                                   2007         2006
                                                                                                 -------       ---------
                                                                                                    REPORTED AMOUNTS
                                                                                                 -----------------------
                                                                                                NIS MILLIONS  NIS MILLIONS
                                                                                                 -------         -------

Balance of credit to local authorities at balance sheet date                                        4.0             6.5

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

 b.  Credit not included in above credit to problematic borrowers                                   4.0             6.5
     Interest income recorded in income statements with respect of such credit                      0.4             0.5

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 81

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                             2007
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)   ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   658.3             51.7            710.0
                                                          -------          -------          -------

Current allowances                                           13.1                -             13.1
Reduction in allowances                                     (19.6)            (6.5)           (26.1)
Collection of debts written-off in previous years            (0.8)               -             (0.8)
                                                          -------          -------          -------
Amount charged to the income statement                       (7.3)            (6.5)           (13.8)
                                                          -------          -------          -------

Debts written-off                                           (79.2)               -            (79.2)
                                                          -------          -------          -------

Balance of allowance at end of year                         572.6             45.2            617.8
                                                          =======          =======          =======

Amount of allowance not deducted from credit
to public                                                     1.3                -              1.3
                                                          -------          -------          -------

                                                                             2006
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   675.6             57.6            733.2
                                                          -------          -------          -------

Current allowances                                           40.8                -             40.8
Reduction in allowances                                     (12.0)            (5.9)           (17.9)
Collection of debts written-off in previous years            (1.2)               -             (1.2)
                                                          -------          -------          -------
Amount carried to the income statement                       27.6             (5.9)            21.7
                                                          -------          -------          -------

Debts written-off                                           (46.1)               -            (46.1)
                                                          -------          -------          -------

Balance of allowance at end of year                         658.3             51.7            710.0
                                                          =======          =======          =======

Amount of allowance not deducted from credit
to public                                                     1.9                -              1.9
                                                          -------          -------          -------

                                     F - 82

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                             2005
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   714.4             69.6            784.0
                                                          -------          -------          -------

Current allowances                                           82.9                -             82.9
Reduction in allowances                                     (26.4)           (12.0)           (38.4)
Collection of debts written-off in previous years            (0.3)               -             (0.3)
                                                          -------          -------          -------
Amount carried to the income statement                       56.2            (12.0)            44.2
                                                          -------          -------          -------

Debts written-off                                           (95.3)               -            (95.3)
                                                          -------          -------          -------

Balance of allowance at end of year                         675.6             57.6            733.2
                                                          =======          =======          =======

Amount of allowance not deducted from credit
 to public                                                    1.0                -              1.0
                                                          -------          -------          -------

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2006 - NIS 38.9 million; as at December 31, 2005 - NIS 38.9 million).

                                     F - 83

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                                  DECEMBER 31, 2007
                                     ---------------------------------------------
                                    NUMBER OF                              CREDIT
                                   BORROWERS (3)       CREDIT (1)          RISK (2)
                                     -------            -------            -------
AMOUNT OF CREDIT PER BORROWER                       REPORTED AMOUNTS
---------------------------------    ---------------------------------------------
NIS THOUSANDS                                          NIS MILLIONS
---------------------------------    ---------------------------------------------

Up to 10                                  33                0.2                  -
From 10        to 20                      19                0.3                  -
From 20        to 40                      15                0.4                  -
From 40        to 80                      17                0.9                0.1
From 80        to 150                     26                2.5                0.2
From 150       to 300                     49                9.9                1.0
From 300       to 600                     57               22.4                1.7
From 600       to 1,200                   74               61.4                2.7
From 1,200     to 2,000                   43               59.7                7.6
From 2,000     to 4,000                   37               97.0               13.1
From 4,000     to 8,000                   13               66.8                5.3
From 8,000     to 20,000                  10               84.5               32.8
From 20,000    to 40,000                   2               38.2               28.0
From 40,000    to 200,000                  3              158.9               71.1
From 3,200,000 and up                      1            4,963.2 (4)              -
                                     -------            -------            -------

                                         399            5,566.3              163.6
                                     =======            =======            =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

                                     F - 84

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                                 DECEMBER 31, 2006
                                    ------------------------------------------
                                   NUMBER OF                           CREDIT
                                  BORROWERS (3)       CREDIT (1)       RISK (2)
                                    -------            -------         -------
AMOUNT OF CREDIT PER BORROWER                     REPORTED AMOUNTS
--------------------------------    ------------------------------------------
NIS THOUSANDS                                       NIS MILLIONS
--------------------------------    ------------------------------------------

Up to 10                                 98             0.6                  -
From 10        to 20                     42             0.6                  -
From 20        to 40                     34             1.0                  -
From 40        to 80                     30             1.4                0.2
From 80        to 150                    33             3.5                0.2
From 150       to 300                    56            11.2                1.5
From 300       to 600                    65            25.2                0.8
From 600       to 1,200                  81            68.3                2.3
From 1,200     to 2,000                  53            76.0                6.5
From 2,000     to 4,000                  53           141.8               10.9
From 4,000     to 8,000                  22           110.9                9.5
From 8,000     to 20,000                 17           175.2               38.0
From 20,000    to 40,000                  5           112.6               29.6
From 40,000    to 200,000                 3           171.5               84.7
From 3,200,000 and up                     1         5,671.0 (4)              -
                                    -------         -------            -------

                                        593         6,570.8              184.2
                                    =======         =======            =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

     E.   CUSTOMER'S DEBT RECLASSIFIED TO THE "SECURITIES" ITEM

     In his letter of July 15, 2003, regarding a debt of a customer in respect of which a receiver was appointed to realize shares pledged in favor of the
     Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the receiver, as a credit item.
     Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.

     Beginning with June 30, 2003, these shares are included in the "Securities"
     item and from that date the changes in the market value of these shares are recorded in a capital reserve.

     In view of the inability of the customer to honor his debt, the Bank in the past classified this debt as non-income bearing and recorded the allowances required from such classification. The supplementary allowance for doubtful debts recorded in respect of the classification of the debt as non-income bearing was cancelled in 2005.

                                     F - 85

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                         DECEMBER 31      DECEMBER 31
                                                            2007             2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                        NIS MILLIONS    NIS MILLIONS
                                                           -------         -------

Deposits in foreign currency out of loans received               -             6.8
Amounts receivable in connection with exchange
rate insurance of capital notes                               20.2            24.9
Credit to foreign governments                                    -             2.0
Other credit                                                   4.5             7.8
                                                           -------         -------

Total credit to governments                                   24.7            41.5
                                                           =======         =======

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                                  CHANGES DURING THE YEAR
                                   AT             ------------------------           AT
                                JANUARY 1                                        DECEMBER 31
                                  2007           ADDITIONS        DISPOSALS         2007
                                 -------          -------          -------         -------
                                                      REPORTED AMOUNTS
                                 ---------------------------------------------------------
                              NIS MILLIONS     NIS MILLIONS      NIS MILLIONS   NIS MILLIONS
                                 -------          -------          -------         -------

Cost                                57.6              0.1                -            57.7
Accumulated depreciation           (56.5)            (0.4)               -           (56.9)
                                 -------          -------          -------         -------

Net book value                       1.1             (0.3)               -             0.8
                                 =======          =======          =======         =======

     B.   The average rate of depreciation is 25% (2006 - 21%).

                                     F - 86

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                                     DECEMBER 31     DECEMBER 31
                                                                        2007            2006
                                                                      -------         -------
                                                                     REPORTED         REPORTED
                                                                      AMOUNTS          AMOUNTS
                                                                      -------         -------
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                      -------         -------

Excess of income tax advances over current
provisions                                                                  -             0.1
Prepaid expenses                                                          1.1             1.6
Payroll VAT receivable                                                    2.8             5.9
Debit balances in respect of derivative financial instruments             0.5             2.1
Sundry receivables and debit balances                                     2.8             2.4
                                                                      -------         -------

Total other assets                                                        7.2            12.1
                                                                      =======         =======

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                    DECEMBER 31     DECEMBER 31
                                                                        2007            2006
                                                                      -------         -------
                                                                     REPORTED         REPORTED
                                                                      AMOUNTS          AMOUNTS
                                                                      -------         -------
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                      -------         -------

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
participating preference shares linked to the U.S. dollar (B)           324.2           315.4

Deposit in respect of the "D" redeemable non-participating
preference shares linked to the U.S. dollar (C)                         119.5           116.3

Deposit in respect of the "DD" redeemable non-participating
preference shares linked to the U.S. dollar (C)                         405.1           394.1
                                                                      -------         -------

Total perpetual deposits with the Treasury                              848.8           825.8
                                                                      =======         =======

                                     F - 87

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     A.   On May 6, 1996, an agreement was signed between the Bank and the
          Treasury of the State of Israel regarding changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's preference shares (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's income, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned preference shares.
          Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the
          Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned preference shares. According to the agreement signed on
          May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as at October 1, 1987 is based on the higher of the CPI or the dollar.
          The interest continues to be computed based on a dollar calculation.

          These deposit agreements do not explicitly establish the rule as to the interest on the perpetual deposits in the period during which the
          Bank is prevented from distributing the aforementioned dividends on the aforementioned preference shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. On August 5, 2007, the Tel Aviv District Court rendered a ruling on the originating motion filed by the Bank, in which it rejected the position of the Bank and stipulated that as long as a dividend is not distributed on the Bank's preference shares, no interest accrues on the perpetual deposits with the Treasury. The amount of the accrued interest, which has not yet been drawn, totals
          NIS 185.4 million as of December 31, 2007 (NIS 167.0 million as at
          December 31, 2006), and is not recorded in the financial statements of the Bank. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements.
          See Note 16E for further details regarding the discontinued
          distribution of dividend and the requests made to the Ministry of
          Finance and the Government Companies Authority with respect to the above matter as well as regarding the legal proceedings being held on this matter.

                                     F - 88

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          Concurrent with the signing of the above-mentioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, an ordinary "B1" share (currently held by the State of
          Israel) was separated from all of the ordinary "B" shares. The difference deriving from the change in the method of calculating the revaluation of the deposit (should such difference exist) shall be paid, upon liquidation of the Bank to the holder of the "B1" share.
          However, the right attached to the ordinary "B1" share ranks after the settlement in full of all amounts due in the present and future to creditors of the Bank, and after repayment of the paid-up share capital to the holders of the Bank's preferred ordinary shares, ordinary "A" shares and ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and
          "DD" classes and payment of the cumulative preferred dividends in arrears to these preferred shareholders and to ordinary shareholders.
          Further to the agreement with the Treasury, there was an increase in the amount of the deposits with the Treasury and a parallel increase in the Bank's shareholders' equity. As of the date of the signing of the agreement, the aforementioned increase in deposits and capital amounts to NIS 279.6 million. As of December 31, 2007, this difference amounts to NIS 402.3 million (December 31, 2006 - NIS 335.2 million).

     B.   As noted, up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits." Further to the initial implementation of Accounting Standard No. 22, as at January 1,
          2006, the Bank cancelled the balance of the accumulated difference from the dollar-linked deposit, due to the reclassification of the participating preference shares to a liability and their being measured as at that date at their dollar-linked value.

     C.   Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preference "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the
          CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preference D and DD shares and the participating dollar-linked preference C, CC, and CC1 shares. Such differences are recorded in the statement of
          shareholder's equity under "accumulated difference on translation of
          CPI linked deposits." As at December 31, 2007, the balance of this item amounted to NIS 402.3 million (December 31, 2006 - NIS 335.2 million).

                                     F - 89

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 9 - DEPOSITS OF THE PUBLIC

                                     DECEMBER 31     DECEMBER 31
                                         2007            2006
                                       -------         -------
                                      REPORTED        REPORTED
                                       AMOUNTS         AMOUNTS
                                       -------         -------
                                    NIS MILLIONS    NIS MILLIONS
                                       -------         -------

On-demand deposits                        11.4            14.2
Fixed-term and other deposits             37.0            44.3
Savings deposits                           6.2             8.4
                                       -------         -------

Total deposits from the public            54.6            66.9
                                       =======         =======

NOTE 10 - DEPOSITS OF BANKS

                                                          DECEMBER 31     DECEMBER 31
                                                             2007            2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                         NIS MILLIONS   NIS MILLIONS
                                                           -------         -------

Fixed-term deposits                                              -             6.8
Special line of credit from the Bank of Israel (1)           481.2           761.5
                                                           -------         -------

Total deposits of banks                                      481.2           768.3
                                                           =======         =======

     (1)  See Note 17 regarding a pledge provided as security for credit received from the Bank of Israel.

NOTE 11 - PERPETUAL DEPOSIT

          This deposit of the Israeli Treasury is unlinked and is convertible at any time, at the request of the Israeli Treasury, into ordinary "B"
          shares of the Bank, at their par value.

          The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of Israel in place of the deposit, on identical terms and conditions.

                                     F - 90

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL NOTES

          This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31,
          1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last nine years, notes of a par value of $ 44,730,755 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2007 amounts to $ 5,245,245 which constitute NIS 20.2 million (December 31, 2006 - $ 5,684,245 which constitute NIS 24.0 million). The next redemption date for the capital notes is June 30,
          2009. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

NOTE 13 - OTHER LIABILITIES

                                                                            DECEMBER 31    DECEMBER 31
                                                                               2007            2006
                                                                             -------         -------
                                                                            REPORTED         REPORTED
                                                                             AMOUNTS         AMOUNTS
                                                                             -------         -------
                                                                          NIS MILLIONS     NIS MILLIONS
                                                                             -------         -------

Excess of provision for severance pay and pensions over
amounts funded (see Note 18)                                                    21.3            26.2

Provision for vacation pay, long-service
bonus and unutilized sick leave (see Note 18)                                    4.3             5.4

Prepaid income                                                                   0.5             1.5

Credit balances in respect of derivative financial instruments                   0.6               -

Allowance for doubtful debts in respect of an off-balance sheet item             1.3             1.9

Sundry creditors and credit balances                                            22.7            23.2
                                                                             -------         -------

Total other liabilities                                                         50.7            58.2
                                                                             =======         =======

                                     F - 91

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                         DECEMBER 31     DECEMBER 31
                                                            2007             2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                        NIS MILLIONS     NIS MILLIONS
                                                           -------         -------

"B" ordinary shares                                              -               -
"D" preference shares linked to the US dollar (1)             62.9            69.1
"DD" preference shares linked to the US dollar (1)           213.1           234.1
                                                           -------         -------

Total non-participating shares                               276.0           303.2
                                                           =======         =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                               AUTHORIZED             ISSUED AND PAID
                                                               ---------         ---------------------------
                                                                 2007              2007              2006
NUMBER                                                         ---------         ---------         ---------
OF SHARES      CLASS OF SHARES                                    NIS               NIS               NIS
-------------  ------------------------------------------      ---------         ---------         ---------

135,399         "B" ordinary shares of NIS 0.1 each             13,539.9          13,489.9          13,489.9

164,000         7.5% cumulative "D" preference
                shares of NIS 0.03 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0003, redeemable
                at a premium of 5 5/8%
                (redemption dates will be
                determined by the Bank subject
                to approval by the Israeli Treasury)               4,920           4,904.3           4,904.3

60,000          7.5% cumulative "DD" preference
                shares of NIS 2.1 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0021 redeemable (without
                premium) (redemption dates will be
                determined by the Bank, subject to
                approval by the Israeli Treasury)                126,000         116,358.9         116,358.9
                                                               ---------         ---------         ---------

                Total shares                                   144,459.9         134,753.1         134,753.1
                                                               =========         =========         =========

                                     F - 92

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

     F.   All the non-participating shares are not traded on the Tel-Aviv Stock
          Exchange.

                                     F - 93

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 15 - PARTICIPATING PREFERENCE SHARES *

     A.   COMPOSITION:

                                                          DECEMBER 31     DECEMBER 31
                                                             2007             2006
                                                            -------         -------
                                                           REPORTED         REPORTED
                                                            AMOUNTS          AMOUNTS
                                                            -------         -------
                                                         NIS MILLIONS     NIS MILLIONS
                                                            -------         -------

"C" preference shares linked to the US dollar (1)              65.4            71.8
"CC" preference shares linked to the US dollar (1)             38.4            42.3
"CC1" preference shares linked to the US dollar (1)            66.8            73.3
                                                            -------         -------

Total participating shares                                    170.6           187.4
                                                            =======         =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     B.   ADDITIONAL DATA REGARDING THE PARTICIPATING PREFERENCE SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                             AUTHORIZED            ISSUED AND PAID
                                                              -------         -----------------------
                                                                2007            2007           2006
NUMBER                                                        -------         -------         -------
OF SHARES      CLASS OF SHARES                                  NIS            NIS             NIS
-------------  ------------------------------------------     -------         -------         -------

17,000,000     6% cumulative "C" participating
               preference shares of NIS 0.00018 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.00018                                 3,060           3,060           3,060

1,000,000      6% cumulative "CC" participating
               preference shares of NIS 0.003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.0003                                  3,000           3,000           3,000

1,740,000      6% cumulative "CC1" participating
               preference shares of NIS 0.003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.0003                                  5,220           5,204           5,204
                                                              -------         -------         -------

               Total shares                                    11,280          11,264          11,264
                                                              =======         =======         =======

     The participating shares are traded on the Tel-Aviv Stock Exchange.

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

     *    For information regarding the accounting classification of the participating preference shares as a result of the initial implementation of Accounting Standard No. 22, see Note 1D.

                                     F - 94

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY

     A.   The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                                              AUTHORIZED            ISSUED AND PAID
                                                                                               -------         -----------------------
                                                                                                 2007            2007           2006
NUMBER                                                                                         -------         -------         -------
OF SHARES      TYPE OF SHARES                                                                    NIS             NIS             NIS
-------------  ------------------------------------------                                      -------         -------         -------

16,000         "A" ordinary shares of NIS 0.1 each                                               1,600           1,510           1,510

1              "B1" ordinary share of NIS 0.1                                                      0.1             0.1             0.1

1,000,000      8% cumulative participating preferred ordinary shares of NIS 0.001 each           1,000           1,000           1,000

50,100         Unclassified shares of NIS 0.1 each                                               5,010               -               -
                                                                                               -------         -------         -------

               Total shares                                                                    7,610.1         2,510.1         2,510.1
                                                                                               =======         =======         =======

     The ordinary preference shares are traded on the Tel Aviv Stock Exchange.
     None of the other shares are traded.

                                     F - 95

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preferred shares grant their holders the right to receive notification regarding general shareholders'
     meetings of the Bank, and to participate and vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preferred share has one vote.

     C.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the Board of Directors is
     comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The appointment of external directors is done in accordance with an agreement that was signed in July 2001 between Bank Leumi le-Israel B.M., Leumi Industrial
     Development Bank Ltd., Poalim Trust Services Ltd., Bank Hapoalim B.M.,
     Israel Discount Bank Ltd. and the nominee company of Israel Discount Bank
     Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and Government decision, one external director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional external director is appointed by the general meeting on account of the State's rights to appoint directors.

     The Chairman of the Board, who is the extra director (the fifteenth director), is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares.

     D.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) on the paid-in capital of "C" class preference shares, the paid in capital of "CC" class preference shares and the paid-in capital of "CC1"
     class preference shares, and of 7 1/2% per annum (plus necessary
     adjustmenTS due to linkage to the dollar) on the paid-in capital of "D"
     class preference shares, and the paid-in capital of "DD" class preference shares, all dividends being pari-passu and pro-rata to the paid-in capital of the aforementioned shares, and then will distribute an 8% cumulative preferred dividend on the paid in capital of ordinary preferred shares.
     However, if until then preferred dividends in arrears on the shares accumulated, they will be distributed prior to the other dividends.

                                     F - 96

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares
     (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (hereinafter - "the Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with earnings and the years 2005 - 2006 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank did not remain even with nominal earnings.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained Court approval and the approval of the Supervisor of Banks.

     Immediately prior to the publication of the financial statements of the
     Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at that stage, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o    The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o    The prohibition on distribution of dividends according to the Bank's
          Articles of Association when there are no profits, even in nominal terms.

     o    The prohibition on distribution of dividends according to Proper
          Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

                                     F - 97

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The
     Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".
     Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant
     General, and that following receipt of clarifications from them and from the Bank to the questions raised, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22,
     2003, the Bank requested from the Ministry of Finance and the Government
     Companies Authority to issue their positions on this matter as soon as possible. The reply of the Finance Ministry to the Bank's letter was unclear and further requests and reminders of the Bank did not result in its clarification. During that time, the Board of Directors has deliberated the matter of the dividend on the said preference shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things)
     that the interest on the perpetual deposits is indeed accrued in favor of the Bank.

                                     F - 98

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of
     Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

     At the time, the board of directors of the Bank expressed its in principle position that if the court rules that the interest on the perpetual deposits does not accrue, the board of directors will reconsider its position regarding the renewal of the dividend distribution, subject to the legal and regulatory restrictions placed on the Bank in connection with this issue, including the need to obtain authorizations and to amend the by-laws of the Bank. On August 5, 2007, the Tel Aviv District Court issued its ruling whereby it rejected the originating motion filed by the Bank against the Finance Minister and the aforementioned financial institutions and stipulated that as long as no dividend is distributed to the preference shares of the Bank, the interest does not accrue on the perpetual deposits of the Bank with the Treasury.

     At its meeting of October 9, 2007, the Board of Directors of the Bank
     discussed the consequences of the court ruling. The Board decided that since the claim of the Bank (its originating motion) related not only to the issue of the accrual of interest on the perpetual deposits in the absence of a dividend distribution, rather also to its accrual and payment when a dividend in arrears is paid (including during liquidation), and since on the basis of the determination of the court that the claim of the
     Bank was rejected, a claim could be made that the court ruling also rejected the right of the Bank to accrued interest against the payment of the dividend in arrears on the preference shares (a result which in the opinion of the Board of Directors is basically incorrect and it is reasonable to assume that the court did not mean it), then the Bank should file an appeal on the rejection of the suit in connection with the payment of the accrued interest on the perpetual deposits against payment of the dividend in arrears. Such an appeal was filed by the Bank with the Supreme
     Court on February 6, 2008.

     At its meeting on October 9, 2007, the Board also discussed the ramifications of the aforementioned ruling on its continued policy in connection with the distribution of a dividend on the preference shares
     (preference shares of classes C, CC, CC1, D and DD). In view of the determination of the court ruling in connection with the non-accrual of interest on the Bank's perpetual deposits with the Treasury as long as no dividend is distributed (a determination which the Bank does not dispute), and after the board considered the interests of both the shareholders of the Bank and the creditors of the Bank (who in view of the court ruling no longer profit from the non-distribution of the dividend), the Board reached a decision that it would be prudent for the Bank to take steps towards a renewal of the distribution of the dividend. In connection with this, the
     Board also decided (at the aforementioned meeting) to take a number of steps, as follows: 1) to recommend to the general meeting of the Bank to amend the by-laws of the Bank in connection with two matters that relate to the renewal of the dividend, one being the authorization to distribute a dividend not only from profits (which at present are non-existent) but also from the interest to be paid to the Bank on its perpetual deposits with the
     Treasury and the other, the authorization of the distribution of a regular preference dividend on the Bank's preference shares even without the distribution - either prior or concurrent - of the preference dividend in arrears on these shares (since, in view of the wording of the court ruling, claims may be raised whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividend in arrears, a result that will prevent the Bank from distributing the dividend in arrears in the absence of sufficient income); 2) to convene a general meeting of the Bank to amend the Bank's by-laws as above and empower the Chairman of the Board to determine the date of the meeting;

                                     F - 99

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     3) to petition the Supervisor of Banks for his approval of a distribution of a dividend to the preferred shareholders, subject to an amendment to the by-laws, as above, and to obtain the approval of the court to the proposed distribution (according to the Companies Law - 1999, the distribution of a dividend not from distributable income requires court approval, and at that time the Bank did not have distributable income). A detailed description of the decisions of the Board of Directors at its meeting of October 9, 2007 can be found in the Immediate Reports issued by the Bank on October 10,
     2007. In accordance with those decisions of the Board of Directors of the
     Bank, on January 7, 2008, the general meeting of the Bank was convened and on its agenda were the abovementioned proposals for the amendment to the by-laws of the Bank such that the by-laws would not continue being an impediment to the renewal of a dividend distribution.

     The proposed changes were put to a vote and were rejected by a majority of the voters. On February 5, 2008, the financing entities which filed the originating motion against the Bank filed a request with the court to add the State as an additional respondent to the originating motion, due to, among other reasons, the vote of the State at the general meeting of the
     Bank against the proposed amendments to the by-laws of the Bank.

     The cumulative amount of the dividend, at a rate of 7.5% per annum, in respect of the aforementioned preference shares (including a 1.5%
     participating dividend in respect of class C, CC, and CC1 shares) which has not been paid since the Bank ceased paying dividends is, as of December 31,
     2007, an amount of NIS 185.4 million. This amount was not recorded in the financial statements and is equal to the amount of the interest on the perpetual deposits which was also not recorded in the financial statements.

     The cumulative amount of NIS 185.4 million is broken down as follows: NIS
     113.8 million in respect of non-participating shares (D and DD), and an amount of NIS 71.6 million in respect of participating shares (C, CC, and
     CC1). Of this amount, an amount of NIS 33.4 million is in respect of 2007, as follows: NIS 20.7 million in respect of non participating shares (D and
     DD), and an amount of NIS 12.7 million in respect of C, CC, and CC1 shares which are participating shares.

     For information pertaining to the originating motions on the aforementioned cessation of distribution of dividends, see Note 20D below.

     F.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the accrued amount of the preferred dividend in arrears is NIS 170.1 million (as at December 31, 2006 - NIS 152.9 million).

     o    Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2007 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 440 (as at
          December 31, 2005 - NIS 360).

                                    F - 100

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   RIGHTS UPON LIQUIDATION (CONT'D)

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the aforementioned amounts to NIS 446.6 million (as at December 31, 2006 - NIS 490.6 million).

     o    Fourth - to refund paid in capital of preferred ordinary shares. As at
          December 31, 2007, the aforementioned amounts to NIS 1,000 (as at
          December 31, 2006 - NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the aforementioned amounts to NIS 14 thousand
          (as at December 31, 2006 - NIS 14 thousand).

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2007, the aforementioned difference amounts to NIS 402.3 million (as at December
          31, 2006 - NIS 335.2 million).

     o    Seventh - the remainder of ordinary assets will be distributed between the holders of the class "A" ordinary shares, the holders of the preferred ordinary shares, and the holders of the C, CC and CC1 preference shares, according to the paid in capital of these shares and at the ratio of ten per each agora of paid in class "A" ordinary shares, ten per each agora of paid in preferred ordinary shares, ten per each agora of paid in class "C" preference shares, six per each agora of paid in class "CC" preference shares and six per each agora of paid in class "CC1" preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares.

                                    F - 101

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

          Following is the calculation of capital adequacy in accordance with
          Directives Nos. 311 and 341 of the Supervisor of Banks, regarding
          "Minimal Capital Ratio" and "Capital Allocation with respect to
          Exposure to Market Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                              DECEMBER 31     DECEMBER 31
                                  2007            2006
                                -------         -------
                                REPORTED        REPORTED
                                AMOUNTS         AMOUNTS
                                -------         -------
                              NIS MILLIONS    NIS MILLIONS
                                -------         -------

First tier capital                100.4            11.4
Second tier capital (1)           100.4            11.4
                                -------         -------

Total capital                     200.8            22.8
                                =======         =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                    F - 102

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                         DECEMBER 31, 2007              DECEMBER 31, 2006
                                                      -----------------------         ----------------------
                                                                  WEIGHTED CREDIT                  WEIGHTED CREDIT
                                                    BALANCES(2)    RISK BALANCES    Balances(2)     RISK BALANCES
                                                      -------         -------         -------         -------
                                                                          REPORTED AMOUNTS
                                                      -------------------------------------------------------
                                                    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                      -------         -------         -------         -------

ASSETS
Cash and deposits with banks                             33.8             5.6            66.4            11.7
Securities                                               46.3            36.8            50.4            50.4
Credit to the public (1)                              5,521.1           547.8         6,519.1           831.2
Credit to governments and
perpetual deposits with the
Israeli Treasury                                        873.5               -           867.3               -
Buildings and equipment                                   0.8             0.8             1.1             1.1
Other assets                                              7.2             2.0            12.1             2.4
                                                      -------         -------         -------         -------

Total assets                                          6,482.7           593.0         7,516.4           896.8
                                                      =======         =======         =======         =======

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Transactions representing credit risk                   180.4           163.4           224.0           182.8
Derivative financial instruments                         47.5             0.9            99.3             1.9
                                                      -------         -------         -------         -------

Total off-balance sheet financial instruments           227.9           164.3           323.3           184.7
                                                      -------         -------         -------         -------

Total credit risk assets                              6,710.6           757.3         7,839.7         1,081.5
Market risk                                                 -           548.0               -           615.5
                                                      -------         -------         -------         -------

Total risk assets                                     6,710.6         1,305.3         7,839.7         1,697.0
                                                      =======         =======         =======         =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2)  Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                                    F - 103

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                        DECEMBER 31     DECEMBER 31
                                                                            2007           2006
                                                                          -------         -------
                                                                             %               %
                                                                          -------         -------

Ratio of first tier capital to total risk assets                              7.7            0.67
Ratio of second tier capital to total risk assets                             7.7            0.67
                                                                          -------         -------

Ratio of total first and second tier capital to total risk assets            15.4            1.34
                                                                          =======         =======

     The ratio of capital to risk assets, as of December 31, 2006, was lower than the 9% as prescribed by Proper Banking Procedures.

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

     A.   In connection with receiving of the special line of credit from the
          Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel (that was amended on December 29, 2005), whereby the Bank registered a first degree floating pledge on all of its assets, excluding the following assets:

          -    Loans and credits under State guarantee at a total balance sheet value (according to financial statements as at December 31, 2007)
               of NIS 5.0 billion.

          -    The Bank's deposit with the Ministry of Finance (the Accountant
               General) in respect of the DD preference shares of the Bank.

          -    Deposits made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in
               Israel and/or abroad, which were deposited in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14,
               2002.

          Under this debenture, the Bank undertook, among other things, not to register additional pledges on the assets pledged as part of the debenture and not to dispose of such assets, in any form, without receiving the prior written consent of the Bank of Israel.
          Notwithstanding the above, the debenture stipulates that the floating pledge registered therein does not prevent the Bank, or restrict the
          Bank in the ordinary course of its business, including the fulfillment of its obligations, receiving repayments of credit or granting credit.

          The balance of the credit line (including accrued interest) as at
          December 31, 2007, was an amount of NIS 481.2 million (December 31,
          2006 - NIS 761.5 million).

     B.   As of December 31, 2007, deposits with banks in the amount of NIS 10.0 million have been pledged by the Bank in favor of those banks
          (December 31, 2006 - NIS 22.0 million). The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

                                    F - 104

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1.   The Bank's liability for the payment of severance pay to its employees, which is calculated as customary on the basis of one monthly salary per each year of employment, is fully covered by payments and deposits with recognized pension and provident funds, the purchase of insurance policies and by the unfunded provision in the books.

     2.   Commencing on July 15, 2002, Mr. U. Galili has served as the General
          Manager of the Bank. During 2005, the Bank extended the employment agreement of Mr. Galili until July 31, 2008 (the end of the Run-Off plan).

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has served as the
          Chairman of the Board of Directors of the Bank. During 2005, the
          employment agreement of Dr. Ra'anan Cohen was extended until July 31,
          2008 (the end of the Run-Off plan).

          On September 1, 2002, Mr. A. Savir joined the Bank's Management. Mr.
          Savir serves as Deputy General Manager and as Credit Supervisor of the
          Bank. During 2005, the employment agreement of Mr. Savir was extended until July 31, 2008 (the end of the Run-Off plan).

          On May 30, 2007, the Audit Committee and the Board of Directors of the
          Bank authorized the granting of additional severance pay to the GM and the Deputy GM of the Bank upon resignation from their positions (in excess of the amounts provided for them in managers insurance policies and/or pension funds), at a rate of one month's salary for each year of service and the relative share of a month's salary in respect of part of the year. This resolution is subject to the approval of the
          Supervisor of Wages and Labor Agreements in the Israeli Finance
          Ministry, who announced that he had no objection to the wording of the decision and that his approval of the proposal will be taken under advisement if, and only if, the termination of their employment occurs at the end of the Bank's Run-off Plan (which is scheduled to end on
          July 31, 2008) or if ownership of the Bank is transferred to an external investor prior to the end of the Run-Off Plan. The additional severance pay to the Chairman of the Board of Directors was ratified by the general shareholders meeting of the Bank. The periods of service of the Chairman of the Board, Dr. R. Cohen, the GM, Mr. A
          Galili, and the Deputy GM, Mr. A Savir, started at different times during the second half of 2002 and, therefore, assuming that their periods of service conclude at the end of the Run-off Plan on July 31,
          2008, there will be additional severance pay of six-months' salary for each of the above. The cost of the additional severance pay in respect of the three of them together, for the entire period, amounts to NIS
          0.9 million. The financial statements contained a provision related to the period ended September 30, 2007 (approx. NIS 0.8 million).

     3.   On December 26, 2002 a collective agreement was signed between the
          Bank, the New Histadrut (the general federation of labor) and the representatives of the Bank's employees, which applies to the Bank's employees who are subject to the collective agreements of the Bank.
          The agreement was for a period of 3 years and can be extended by one additional year. The agreement arranged, inter alia, the following matters:

                                    F - 105

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

          o    Management's right to dismiss employees in the framework of cutbacks in the Bank's activities, as well as the process of dismissal.

          o    Cutbacks that will be made in the salary of the employees and in their related benefits.

          o    Benefits and special payments that will be due to the employees who are dismissed, including additional severance pay in addition to those provided in the law, and with respect to employees having worked a certain number of years and with a certain number of years remaining until retirement, conversion of the right to enhanced severance pay, with the right to receive an early pension.

          On March 14, 2005 the parties signed a new collective agreement which extended the period of the aforementioned collective agreement (from
          December 26, 2002) until the earlier of the end of the Bank's Run-Off plan (including any change and extension made and approved by the
          Government) or December 31, 2007 (the "first extension agreement").

          The first extension agreement also provided and clarified the following points:

          A.   Employees who according to the original agreement are entitled to an early pension following their dismissal, will be entitled to receive it until they reach the age they are entitled to receive an ordinary pension from the pension fund to which they belong, following the pension reform that came into effect in Israel after the signing of the original agreement.

          B.   Some of the concessions the employees agreed to make in the original agreement that were limited in time, will continue to apply also in the period of the first extension agreement.

          On July 12, 2006, a new collective agreement was signed between the parties (the "second extension agreement") which extended for the second time the aforementioned collective agreement (dated December
          26, 2002), as amended by the first extension agreement, until July 31,
          2008 (the end of the Run-off Plan). The second extension agreement also stipulated that should the Run-off Plan be extended past July 31,
          2008, the aforementioned collective agreement would be extended until the termination of the Run-off Plan, but not beyond December 31, 2008.
          At present, with the second extension agreement coming to an end, negotiations are being held regarding the possible extension of the agreement for an additional period and/or a change in the collective agreement from December 26, 2002.

          Certain provisions of the aforementioned agreements, which for the most part grant the employees special benefits and payments following their dismissal, were also applied to employees with personal contracts who began working with the Bank before January 1, 2003, in exchange for their agreeing to certain reductions in their terms of employment, as was done with respect to the employees under the collective agreements.

          As at December 31, 2007, the balance of the provision relating to the employees included in the aforementioned collective agreement amounted to NIS 18.2 million (excluding salary tax), compared with NIS 20.8 million in December 2006.

                                    F - 106

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     4.   In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts, in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. In the event that their employment is terminated by the Bank, these executives are entitled to severance pay at higher rates or to early pensions. In August 2006, the employment contracts of these three employees were amended with regard to the severance terms in the event of termination by the Bank. The amended terms, which in general are inferior to those included in the original employee contracts, were determined on the basis of the principles of the collective agreement dated December 26, 2002 and in accordance with the approval of the Supervisor of Wages in the Israeli Finance
          Ministry.

          The Bank has an appropriate provision included in the reserve for severance pay in respect of these liabilities, which as at December
          31, 2007 amounted to NIS 6.4 million (December 31, 2006 - NIS 6.5 million).

     5.   In the framework of the Economic Policy Law for 2005 (Legislation
          Amendments) - 2004, which was approved by the Knesset on March 29,
          2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005. In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed on December 26, 2002 with respect to the dismissal of employees. Following the said change in the definition of salary tax the Bank recorded a provision in 2005 in the amount of NIS 3.7 million in respect of salary tax on expenses relating to early retirement.

     6.   Following is the data relating to provisions and funding for severance pay included in the balance sheet:

                                                         DECEMBER 31   DECEMBER 31
                                                             2007        2006
                                                           -------      -------
                                                          REPORTED      REPORTED
                                                           AMOUNTS      AMOUNTS
                                                           -------      -------
                                                        NIS MILLIONS  NIS MILLIONS
                                                           -------      -------

Provision for severance pay                                   43.4         48.0
Amounts funded with pension and provident funds
(including earnings thereon)                                  22.1         21.8
                                                           -------      -------
Unfunded provision included in "Other liabilities"            21.3         26.2
                                                           =======      =======

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

                                    F - 107

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     B.   UNUTILIZED SICK LEAVE

     Employees who retire or are terminated are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as at balance sheet date totals NIS 2.5 million (December 31, 2006 - NIS
     3.1 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the current collective employment agreement at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on one of the two aforementioned dates.
     The balance of the provision as at balance sheet date is NIS 0.1 million
     (December 31, 2006 - NIS 0.1 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 1.7 million as at balance sheet date (December 31, 2006 - NIS 2.2 million). The balance is included in "Other liabilities" item.

                                     F - 108

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2007
                                  -----------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                     THERETO
                                  ----------------------          ------------------------
                                                LINKED TO            US             OTHER      NON-MONETARY
                                 UNLINKED        THE CPI           DOLLAR         CURRENCIES      ITEMS        TOTAL
                                  -------        -------          -------          -------       -------      -------
                               NIS MILLIONS   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -------        -------          -------          -------       -------      -------

ASSETS
Cash and deposits
 with banks                          20.3            3.8              9.6              0.1             -         33.8
Securities                              -            0.5                -                -          45.8         46.3
Credit to the public                104.0          340.2          5,060.2             16.7             -      5,521.1
Credit to governments                   -            4.5             20.2                -             -         24.7
Fixed assets                            -              -                -                -           0.8          0.8
Other assets                          6.1              -                -                -           1.1          7.2
Perpetual deposits with
 the Israeli Treasury                   -          848.8                -                -             -        848.8
                                  -------        -------          -------          -------       -------      -------

Total assets                        130.4        1,197.8          5,090.0             16.8          47.7      6,482.7
                                  -------        -------          -------          -------       -------      -------

LIABILITIES
Deposits of the public               29.4           24.7              0.5                -             -         54.6
Deposits of banks                   481.2              -                -                -             -        481.2
Deposits of
 the Government                         -          256.6          5,062.6                -             -      5,319.2
Perpetual deposit                     0.1              -                -                -             -          0.1
Capital notes                           -              -             20.2                -             -         20.2
Other liabilities                    16.8           31.9              1.5                -           0.5         50.7
Non-participating shares                -              -            276.0                -             -        276.0
Participating shares                    -              -            170.6                -             -        170.6
                                  -------        -------          -------          -------       -------      -------

Total liabilities                   527.5          313.2          5,531.4                -           0.5      6,372.6
                                  -------        -------          -------          -------       -------      -------

Difference                         (397.1)         884.6           (441.4)            16.8          47.2        110.1

Forward transactions, net            46.5          (30.0)               -            (16.5)            -            -
                                  -------        -------          -------          -------       -------      -------

Total                              (350.6)         854.6           (441.4)             0.3          47.2        110.1
                                  =======        =======          =======          =======       =======      =======

                                    F - 109

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2006
                                  -----------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                     THERETO
                                  ----------------------          ------------------------
                                                LINKED TO            US             OTHER      NON-MONETARY
                                 UNLINKED        THE CPI           DOLLAR         CURRENCIES      ITEMS        TOTAL
                                  -------        -------          -------          -------       -------      -------
                               NIS MILLIONS   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -------        -------          -------          -------       -------      -------

ASSETS
Cash and deposits
 with banks                          33.1           10.2             22.9              0.2             -         66.4
Securities                              -            0.7                -                -          49.7         50.4
Credit to the public                213.9          464.8          5,819.5             20.9             -      6,519.1
Credit to governments                   -            7.8             26.9              6.8             -         41.5
Fixed assets                            -              -                -                -           1.1          1.1
Other assets                         10.5              -                -                -           1.6         12.1
Perpetual deposits with
 the Israeli Treasury                   -          825.8                -                -             -        825.8
                                  -------        -------          -------          -------       -------      -------

Total assets                        257.5        1,309.3          5,869.3             27.9          52.4      7,516.4
                                  -------        -------          -------          -------       -------      -------

LIABILITIES
Deposits of the public               30.6           32.7              3.5              0.1             -         66.9
Deposits of banks                   761.5              -                -              6.8             -        768.3
Deposits of
 the Government                         -          306.1          5,781.3                -             -      6,087.4
Perpetual deposit                     0.1              -                -                -             -          0.1
Capital notes                           -              -             24.9                -             -         24.9
Other liabilities                    17.5           37.6              1.6                -           1.5         58.2
Non participating shares                -              -            303.2                -             -        303.2
Participating shares                    -              -            187.4                -             -        187.4
                                  -------        -------          -------          -------       -------      -------

Total liabilities                   809.7          376.4          6,301.9              6.9           1.5      7,496.4
                                  -------        -------          -------          -------       -------      -------

Difference                         (552.2)         932.9           (432.6)            21.0          50.9         20.0

Forward transactions, net            96.2          (44.0)           (29.5)           (22.7)            -            -
                                  -------        -------          -------          -------       -------      -------

Total                              (456.0)         888.9           (462.1)            (1.7)         50.9         20.0
                                  =======        =======          =======          =======       =======      =======

                                    F - 110

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1)

REPORTED AMOUNTS

                                                                                                        DECEMBER 31, 2007
                                      ------------------------------------------------------------------------------------------------------------------------------------------------
                                     ON DEMAND  FROM ONE   FROM THREE  FROM ONE   FROM TWO  FROM THREE  FROM FOUR  FROM FIVE   FROM TEN    OVER                 WITHOUT         TOTAL
                                     AND UP TO  TO THREE    MONTHS TO   TO TWO    TO THREE   TO FOUR     TO FIVE    TO TEN     TO TWENTY  TWENTY    TOTAL CASH  MATURITY    BALANCE SHEET
                                     ONE MONTH   MONTHS      ONE YEAR    YEARS      YEARS     YEARS       YEARS      YEARS       YEARS     YEARS      FLOWS     DATE(2)       AMOUNT (3)
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
                                        NIS        NIS         NIS        NIS        NIS       NIS         NIS        NIS         NIS       NIS        NIS        NIS            NIS
                                      MILLIONS   MILLIONS    MILLIONS   MILLIONS   MILLIONS  MILLIONS    MILLIONS   MILLIONS    MILLIONS  MILLIONS   MILLIONS   MILLIONS       MILLIONS
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------

UNLINKED ISRAELI CURRENCY
Assets                                   22.3        1.6        24.9       19.9        4.9       2.1         0.1          -           -         -       75.8       68.4          130.4
Liabilities                              15.0       11.7         3.0          -          -         -           -          -           -         -       29.7      510.0 (4)      527.5
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                7.3      (10.1)       21.9       19.9        4.9       2.1         0.1          -           -         -       46.1     (441.6)        (397.1)
Derivative instruments
 excluding options                       16.5       20.1         9.9          -          -         -           -          -           -         -       46.5          -           46.5
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                    5.5       11.9        50.4       60.4       56.6      49.3        47.2      127.6        68.3         -      477.2      848.8        1,197.8
Liabilities                               1.2       12.6        47.2       50.7       49.6      48.4        45.0       48.1         2.4         -      305.2       31.3          313.2
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                4.3       (0.7)        3.2        9.7        7.0       0.9         2.2       79.5        65.9         -      172.0      817.5          884.6
Derivative instruments
 excluding options                          -      (20.1)       (9.9)         -          -         -           -          -           -         -      (30.0)         -          (30.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                   22.8      139.7       419.5      574.3      549.1     544.8       540.8    2,675.8     2,808.8         -    8,275.6        5.1        5,106.8
Liabilities                               0.2      139.0       416.6      570.8      546.1     542.2       538.4    2,671.3     2,811.1         -    8,235.7      448.1        5,531.4
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                               22.6        0.7         2.9        3.5        3.0       2.6         2.4        4.5        (2.3)        -       39.9     (443.0)        (424.6)
Derivative instruments
 excluding options                      (16.5)         -           -          -          -         -           -          -           -         -      (16.5)         -          (16.5)
NON-MONETARY ITEMS
Assets                                      -          -           -          -          -         -           -          -           -         -          -       47.7           47.7
Liabilities                                 -          -           -          -          -         -           -          -           -         -          -        0.5            0.5
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                  -          -           -          -          -         -           -          -           -         -          -       47.2           47.2

TOTAL AS AT DECEMBER 31, 2007
ASSETS                                   50.6      153.2       494.8      654.6      610.6     596.2       588.1    2,803.4     2,877.1         -    8,828.6      970.0        6,482.7
LIABILITIES                              16.4      163.3       466.8      621.5      595.7     590.6       583.4    2,719.4     2,813.5         -    8,570.6      989.9        6,372.6
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
DIFFERENCE                               34.2      (10.1)       28.0       33.1       14.9       5.6         4.7       84.0        63.6         -      258.0      (19.9)         110.1
                                      =======    =======     =======    =======    =======   =======     =======    =======     =======   =======    =======    =======        =======

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 67.7 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                    F - 111

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                       DECEMBER 31, 2006
                                       ------------------------------------------------------------------------------------------------------------------------------------------------------
                                      ON DEMAND   FROM ONE   FROM THREE   FROM ONE   FROM TWO  FROM THREE  FROM FOUR   FROM FIVE  FROM TEN     OVER                 WITHOUT           TOTAL
                                      AND UP TO   TO THREE    MONTHS TO    TO TWO    TO THREE   TO FOUR     TO FIVE     TO TEN    TO TWENTY   TWENTY   TOTAL CASH  MATURITY       BALANCE SHEET
                                      ONE MONTH    MONTHS     ONE YEAR     YEARS      YEARS      YEARS       YEARS       YEARS      YEARS     YEARS      FLOWS      DATE(2)         AMOUNT (3)
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
                                         NIS        NIS         NIS         NIS        NIS        NIS         NIS         NIS        NIS       NIS        NIS         NIS              NIS
                                       MILLIONS   MILLIONS    MILLIONS    MILLIONS   MILLIONS   MILLIONS    MILLIONS    MILLIONS   MILLIONS  MILLIONS   MILLIONS    MILLIONS         MILLIONS
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------

UNLINKED ISRAELI CURRENCY
Assets                                     37.1        3.6        36.6        34.3       30.3        4.0         2.1         3.3          -         -      151.3       128.0            257.5
Liabilities                                25.2       21.1       128.5       114.0          -          -           -           -          -         -      288.8       569.5 (4)        809.7
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                 11.9      (17.5)      (91.9)      (79.7)      30.3        4.0         2.1         3.3          -         -     (137.5)     (441.5)          (552.2)
Derivative instruments
 excluding options                         52.2       19.9        24.1           -          -          -           -           -          -         -       96.2           -             96.2
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                     10.2       21.4        74.7        82.5       73.9       67.5        58.7       163.4       87.9       0.8      641.0       825.8          1,309.3
Liabilities                                20.5       11.9        47.5        51.9       49.3       48.2        47.0        89.7        3.2         -      369.2        37.6            376.4
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                (10.3)       9.5        27.2        30.6       24.6       19.3        11.7        73.7       84.7       0.8      271.8       788.2            932.9
Derivative instruments
 excluding options                            -      (19.9)      (24.1)          -          -          -           -           -          -         -      (44.0)          -            (44.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                     26.2      160.4       496.8       617.5      611.7      606.4       600.6     2,949.2    3,672.5         -    9,741.3        36.8          5,897.2
Liabilities                                 2.8      158.1       488.8       608.3      604.1      599.9       595.6     2,940.5    3,673.6         -    9,671.7       492.2          6,308.8
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                 23.4        2.3         8.0         9.2        7.6        6.5         5.0         8.7       (1.1)        -       69.6      (455.4)          (411.6)
Derivative instruments
 excluding options                        (52.2)         -           -           -          -          -           -           -          -         -      (52.2)          -            (52.2)
NON-MONETARY ITEMS
Assets                                        -          -           -           -          -          -           -           -          -         -          -        52.4             52.4
Liabilities                                   -          -           -           -          -          -           -           -          -         -          -         1.5              1.5
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                    -          -           -           -          -          -           -           -          -         -          -        50.9             50.9

TOTAL AS AT DECEMBER 31, 2006
ASSETS                                     73.5      185.4       608.1       734.3      715.9      677.9       661.4     3,115.9    3,760.4       0.8   10,533.6     1,043.0          7,516.4
LIABILITIES                                48.5      191.1       664.8       774.2      653.4      648.1       642.6     3,030.2    3,676.8         -   10,329.7     1,100.8          7,496.4
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
DIFFERENCE                                 25.0       (5.7)      (56.7)      (39.9)      62.5       29.8        18.8        85.7       83.6       0.8      203.9       (57.8)            20.0
                                       ========   ========    ========    ========   ========   ========    ========    ========   ========  ========   ========    ========         ========

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 154.3 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                    F - 112

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                            DECEMBER 31   DECEMBER 31
                                               2007          2006
                                               -----         -----
                                             REPORTED       REPORTED
                                              AMOUNTS       AMOUNTS
                                               -----         -----
                                           NIS MILLIONS   NIS MILLIONS
                                               -----         -----

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                     157.9         170.9
Guarantees to home purchasers                   17.9          46.2
Other guarantees and liabilities                 4.6           6.3
Unutilized revolving credit facilities             -           0.6

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 18A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2009. The annual rental payment, which is linked to the CPI, amounts to NIS 1.1 million.

     3.   As at January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of five years. As part of the agreement, the company with which the Bank signed the agreement undertook to provide the Bank with ongoing management and operational services of its information systems, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the information systems, data security, etc. In 2008, the cost of the service will amount to NIS 2.2 million per annum. This agreement will expire on December 31, 2008 and the parties have no commitment to extend it further.

     4.   During 2006, the Bank signed an agreement to receive storage and archive services for a period of four years, ending at the end of
          April 2010. The annual cost is estimated at NIS 78 thousand.

     5.   A few years ago, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to U.S.$ 20 million. The said investment funds invest in Israeli companies or companies related to
          Israel and in hi-tech companies. The investment in them is presented under the "Securities" item. The major part of the investments made by these funds is in the credit component. The balance of these liabilities as at balance sheet date amounts to U.S.$ 0.7 million.

                                    F - 113

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS

     1)   The Company issued to its officers and directors a letter of indemnification that was approved by the shareholders' general meeting of the Bank on August 8, 2002. According to the letter of
          indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the letter of indemnification including, inter alia, the following events:

          o    The issuance of securities.

          o    Using voting rights and rights to appoint directors in a company in which the Bank held and/or will hold shares and/or in another company and/or business venture in which the Bank has or will invest.

          o    Voting for or against any decision of the Board of Directors, a committee, etc., of a company, entity or venture as
               aforementioned.

          o    The realizing of collateral provided to the Bank.

          o    The approval of credit and/or the provision of credit and other actions as part of the Bank's permissible business in accordance with the Banking Law (Licensing) - 1981.

          o    The holding of assets in trust.

          o    The providing of an underwriting commitment.

          o    A transaction in assets executed by the Bank for itself.

          o    The issuance of a report or notice as required by law.

          o    The receipt of licenses and permits.

          o    Events connected to employee-employer relations.

          o    The privatization of the Bank and any course of action performed to further the privatization or in connection therewith.

          o    Any refraining from executing one or more of the aforementioned acts.

          The amount of the total cumulative indemnification that is payable according to the aforementioned letter of indemnification shall not exceed 25% of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640.3 million, meaning no more than NIS 160.1 million, linked to the CPI published in respect of March 2002. The letter of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the letter of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned letter of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
          The question of the amendment applying to existing letters of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned writ of indemnification are uncertain.

                                    F - 114

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

          C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS
               (CONT'D)

               In May 2003, the Audit Committee and the Board of Directors of
               the Bank approved the applicability of the letter of
               indemnification to an additional director whose appointment ended prior to July 11, 2002.

          2)   On February 26, 2008, the Audit Committee and the Board of
               Directors of the Bank approved the issuance of a new letter of indemnification to Officers and Directors of the Bank
               (hereinafter - the "New Letter of Indemnification"). The new letter of indemnification applies to transactions (as defined to include acts of omission and decisions) conducted commencing on
               August 26, 2002 (which is the date on which the Prime Minister's
               Office, the Finance Ministry and the Bank of Israel decided on a package of steps in connection with the Bank, including the sale of its asset and liability portfolio) and that were performed and/or will be performed by Officers and Directors of the Bank by virtue of their being Officers or Directors of the Bank, or by virtue of any position or job in any company, the shares of which are and/or will be held by the Bank or in any corporation or other business project in which the Bank invested and/or will invest. The new letter of indemnification covers monetary
               indebtedness placed on the Officers or Directors in favor of another person by court ruling (including a ruling rendered as part of a compromise or arbitration ruling approved by the court)
               and which are connected or which derive from events set out in the new letter of indemnification, that are events that the Board of Directors of the Bank found to be foreseeable in view of the activity of the Bank at the date of the approval of the new letter of indemnification.

               These events include, among other things, the following:

               o    The sale or assignment of credit or collateral.

               o    Receipt of a special credit line from the Bank of Israel.

               o    Adoption or extension of the Bank's Run-off Plan.

               o    Liquidation or receivership of the assets of the Bank.

               o    Repayment of the perpetual deposits of the Bank with the
                    Treasury.

               o    Redemption of the redeemable preference shares of the Bank.

               o    Conducting and/or advancing negotiations and executing an
                    arrangement with the shareholders of the Bank as part of
                    article 350 of the Companies Law - 1999, in connection with the transfer and/or delivery and/or redemption of their
                    shares.

               o    The privatization of the Bank.

               o    Management of credit, handling debts, restructuring of
                    debts, taking steps to collect debts.

               o    Management of various types of risks.

               o    Activities connected with the disclosure and recording
                    requirements applicable to the Bank.

               The overall amount of the indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the new letter of indemnification and the overall amount of the indemnification in respect of the monetary indebtedness to be paid as part of the existing letter of indemnification which was approved by the general meeting of the Bank on August 8, 2002
               (hereinafter - the "existing letter of indemnification"), shall not exceed in the aggregate the ceiling for indemnification set out in the existing letter of indemnification which, as mentioned above, amounts to NIS 160.1 million, linked to the Cost of Living
               Index in respect of March 2002.

                                    F - 115

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS (CONT'D)

          In addition to the aforementioned monetary indebtedness, the new letter of indemnification also covers reasonable litigation costs, including attorney fees that officers or directors incurred or will be charged in certain proceedings. The new letter of indemnification still requires the approval of the general meeting of the Bank (which has not yet been given) and in any event will go into effect only upon submission of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the
          Companies Law - 1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     3)   On February 26, 2008, the Audit Committee and the Board of Directors
          of the Bank approved the issuance of a letter of exemption to Officers and Directors of the Bank. The letter of exemption exempts the
          Officers and Directors of the Bank from liability in respect of damage caused to the Bank as a result of a breach in their fiduciary responsibility towards the Bank in actions (defined as including acts of omission and decisions) carried out and/or that will be carried out by them by virtue of their being Officers and Directors of the Bank, except for actions carried out, as above, prior to August 26, 2002.

          The letter of exemption still requires the approval of the general meeting of the Bank (which has not yet been given) and in any event will go into effect only upon submission of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the Companies Law - 1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     4)   On July 17, 2005 the Bank issued a letter of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank has taken legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The claim filed by the aforementioned customer also includes various allegations against the aforementioned employee.

     5)   On February 11, 2005 the Bank issued a letter of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The letter of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney are taking in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

     D.   LEGAL ACTIONS

          Legal actions, including a motion to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the actions, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

          Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank.

                                    F - 116

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December
          7, 2003. The Bank delegated an attorney to represent it in the claim and the motion for approval. The hearing on the motion was held on May
          26, 2005. On June 18, 2006, the Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. The parties submitted written summaries, and the completion of oral arguments was held on February 21, 2008.
          The Supreme Court has not yet rendered its ruling on the appeal. In the opinion of the Bank's legal counsel, since the claim is a derivative action in which the Bank is only a formal respondent, the
          Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the Tel Aviv-Jaffa District Court a legal action against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1,
          2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the
          Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of
          extraordinary events and/or matters occurred that indicated that the
          Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed.
          The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a bankers policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the bankers policy notified the Bank that the bankers policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter.

                                    F - 117

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          The Bank announced that it summarily rejects these reservations and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. On July 11, 2007, a compromise agreement was signed between the Bank and the representative plaintiff, Mr. A. Fin (without either party recognizing the claims of the other), whereby the Bank undertook to pay an amount of NIS 4.7 million to the plaintiff group and an additional amount of NIS 1.2 million (plus VAT as applicable)
          as a special remuneration to the plaintiff and attorney fees to the attorneys of the plaintiff. In addition, the Bank will have to bear the costs of advertising the compromise arrangement, the fee of the examiner to be appointed by court to render his opinion on the proposed compromise, and an amount of US$ 10,000 plus VAT as the fee of the Supervisor who will examine the debt claims of the group.
          Concurrently, the Bank entered into a compromise agreement with the insurer which issued the policy granting indemnification of the
          Directors and senior officers, whereby the insurers undertook to indemnify the Bank in an amount equal to half of the cost of the compromise with the representative plaintiff (up to a maximum of NIS
          6.25 million), plus NIS 1 million in respect of the legal fees of the
          Bank and the senior officers that were sued. The compromise agreement with the representative plaintiff was ratified by the court on
          November 4, 2007 (with no objections to its ratification being submitted), after having been previously ratified by the general shareholders meeting of the Bank and the Bank paid the amounts set out in the agreement.

     3)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the
          aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. A preliminary hearing on the originating motions took place on January 12, 2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the
          Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

                                    F - 118

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the
          Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. On
          August 5, 2007, a verdict was handed down by the Tel Aviv District
          Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preference shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on October 9, 2007, the board of directors of the Bank discussed the ramifications of the verdict. The board of directors decided that since the suit of the Bank (its opening motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the board of directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
          Notwithstanding the above, the board of directors added in its decision that the appeal will not be filed if an adequate
          clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such clarification was not forthcoming and the appeal of the Bank was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the board of directors of the Bank also decided that in view of the ruling handed down by the
          Tel Aviv District Court on the originating motion of the Bank, it would be prudent for the Bank to take steps towards the renewal of the distribution of the dividend and as such, it decided to take a number of steps including convening a general meeting of the Bank and recommending to the general meeting to amend the by-laws of the Bank so as to remove the existing impediment therein against the renewal of a dividend distribution to the preferred shareholders of the Bank. The general meeting of the Bank convened on January 7, 2008 and rejected the proposed amendments to the by-laws of the Bank. On February 5,
          2008, the financial entities that filed the originating motion against the Bank submitted a request to the court to add the State as an additional respondent to the originating motion due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to the Bank's by-laws. In the opinion of the Bank's legal counsel, the likelihood that the court will require the Bank to pay the dividend, as above, without its being financed by the State (as interest on the perpetual deposits of the
          Bank with the Treasury) is remote.

     4)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank over charged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney.

                                    F - 119

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     5)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
          According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the
          Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

     6)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the
          Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the Bank and the owner of the property (who has since passed away) remained in place.

     7)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial judgment in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

                                    F - 120

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     8)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     9)   In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 15 million.

     E    NON-REPORTING IN THE U.S. REGARDING SHARES CONSIDERED "ABANDONED"

     The Bank's D and DD preference shares were issued in the U.S., as were some of the C and CC preference shares and capital notes of the Bank. According to U.S. state law, under certain circumstances, a security that is uncalled for is considered to be "abandoned" and it must be reported each year to the state in which the last residence of the owner of the security is located. The same state is also entitled to take ownership of the security.
     The same applies to the payment of a dividend and/or interest in respect of securities not collected by the holders of the securities which, when certain conditions are fulfilled, are also considered to be "abandoned" and which must be reported and transferred. The shares and capital notes were issued in the U.S. many years ago and the ongoing handling of the securities was done by an agent in the U.S. The information which reached the Bank indicates that no reports were filed with the various states and as a result the securities and/or the payments in respect of the securities of the Bank which were not collected became "abandoned".. Failure to file the required reports and the resulting non-transfer of the securities and/or the payments, may expose the bank to financial sanctions. There are various issues involved which still require further investigation, such as the volume of the securities and payments involved, whether the securities are indeed subject to U.S. law or to Israeli law, who is entitled to them as a result of their being "abandoned", the likelihood of sanctions and the possibility of having them cancelled, and to what extent the Bank is liable for the failure to report and transfer. At this stage, the Bank is unable to assess the financial consequences, if at all.

                                    F - 121

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                         DECEMBER 31   DECEMBER 31
                                                             2007          2006
                                                           -------       -------
                                                          REPORTED       REPORTED
                                                           AMOUNTS       AMOUNTS
                                                           -------       -------
                                                         NIS MILLIONS  NIS MILLIONS
                                                           -------       -------

Credit from deposits based on rate of collection**
Unlinked Israeli currency                                    335.1         335.6
CPI linked Israeli currency                                    4.7           4.7
Foreign currency                                             171.8         188.6
                                                           -------       -------

Total                                                        511.6         528.9
                                                           =======       =======

     *    Credit and deposits from deposits the repayment of which to the depositor is contingent upon the collection of credit (or deposits).
          The Bank presently has no interest margin or collection commission with respect to the handling of such credit.

     **   The aforementioned credit and deposits mainly derive from agreements that were made with the State regarding the granting of credit as follows:

          -    Loans intended for research and development.

          -    Loans in the framework of the fund for small businesses.

          -    Loans that were granted in the framework of Amendment 39 of the
               Law for the Encouragement of Capital Investments.

     As at December 31, 2007, the activity based on the extent of collection includes past due balances amounting to NIS 506.9 million (December 31,
     2006 - NIS 524.2 million).

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                            DECEMBER 31, 2007          DECEMBER 31, 2006
                          ---------------------      ---------------------
                         CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                          INTEREST     CURRENCY      INTEREST      CURRENCY
                         CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                          -------       -------      -------       -------
                             REPORTED AMOUNTS          REPORTED AMOUNTS
                          ---------------------      ---------------------
                       NIS MILLIONS  NIS MILLIONS  NIS millions  NIS millions
                          -------       -------      -------       -------

Forward contracts            30.4          17.0         45.9          53.4
                          -------       -------      -------       -------

Total                        30.4          17.0         45.9          53.4
                          =======       =======      =======       =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                    F - 122

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                  DECEMBER 31, 2007          DECEMBER 31, 2006
                                ---------------------      ---------------------
                               CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                                INTEREST     CURRENCY      INTEREST      CURRENCY
                               CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                                -------       -------      -------       -------
                                   REPORTED AMOUNTS          REPORTED AMOUNTS
                                ---------------------      ---------------------
                             NIS MILLIONS  NIS MILLIONS  NIS millions  NIS millions
                                -------       -------      -------       -------

Gross positive fair value             -           0.5          1.0           1.1
Gross negative fair value          (0.6)            -            -             -
                                -------       -------      -------       -------

Total                              (0.6)          0.5          1.0           1.1
                                =======       =======      =======       =======

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                      DECEMBER 31, 2007
                                                               -------------------------------
                                                                       REPORTED AMOUNTS
                                                               -------------------------------
                                                                         NIS MILLIONS
                                                               -------------------------------
                                                                BANKS   CENTRAL BANKS   TOTAL
                                                               -------     -------     -------

Gross positive fair value of derivative instruments                0.5           -         0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             4.7           -         4.7
                                                               -------     -------     -------

Total credit risk in respect of derivative instruments             5.2           -         5.2
                                                               =======     =======     =======

                                                                      DECEMBER 31, 2006
                                                               -------------------------------
                                                                       REPORTED AMOUNTS
                                                               -------------------------------
                                                                         NIS MILLIONS
                                                               -------------------------------
                                                                BANKS   CENTRAL BANKS   TOTAL
                                                               -------     -------     -------

Gross positive fair value of derivative instruments                2.1           -         2.1
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             9.9           -         9.9
                                                               -------     -------     -------

Total credit risk in respect of derivative instruments            12.0           -        12.0
                                                               =======     =======     =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

     (2)  Off-balance sheet credit risk relating to derivative instruments
          (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

                                    F - 123

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                               DECEMBER 31, 2007
                                      ----------------------------------
                                                REPORTED AMOUNTS
                                      ----------------------------------
                                       UP TO    FROM 3 MONTHS
                                      3 MONTHS    TO 1 YEAR       TOTAL
                                      -------      -------       -------
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                      -------      -------       -------

CPI/Shekel interest contracts            20.3         10.1          30.4
Foreign currency contracts               17.0            -          17.0
                                      -------      -------       -------

Total                                    37.3         10.1          47.4
                                      =======      =======       =======

                                               DECEMBER 31, 2006
                                      ----------------------------------
                                                REPORTED AMOUNTS
                                      ----------------------------------
                                       UP TO    FROM 3 MONTHS
                                      3 MONTHS    TO 1 YEAR       TOTAL
                                      -------      -------       -------
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                      -------      -------       -------

CPI/Shekel interest contracts            20.5         25.4          45.9
Foreign currency contracts               53.4            -          53.4
                                      -------      -------       -------

Total                                    73.9         25.4          99.3
                                      =======      =======       =======

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available.
     Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk intrinsic to the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

                                    F - 124

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

     Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern.
     Furthermore, considering the wide range of valuation and estimation techniques which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     GENERAL - As mentioned in Note 1A, the Bank needed a credit line from the
     Bank of Israel. The credit line from the Bank of Israel bears the Bank of
     Israel rate of interest. The discount rate of the cash flows of the deposits raised by the Bank is set, for purposes of the fair value of the liabilities, on the basis of the said interest rates.

     DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as at balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 45.3 million (on December 31, 2006 - NIS 51.7 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

     DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the
     Bank, prevailing as at balance sheet date.

                                    F - 125

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     DEPOSITS FROM THE BANK OF ISRAEL - The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

     NON-PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 14 and 16).

     PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value
     (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 15 and 16).

     DERIVATIVE FINANCIAL INSTRUMENTS - Instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market.
     Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

     FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE AND MARKETABLE FINANCIAL
     INSTRUMENTS) FOR AN INITIAL PERIOD NOT EXCEEDING THREE MONTHS AND AT
     VARIABLE MARKET INTEREST RATES - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

                                    F - 126

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                           DECEMBER 31, 2007
                                        ---------------------------------------------------------
                                                 BALANCE SHEET AMOUNTS
                                        -----------------------------------------
                                                          OTHER
                                        FINANCIAL       FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL         FAIR VALUE
                                        ---------       ---------       ---------       ---------
                                                             REPORTED AMOUNTS
                                        ---------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                        ---------       ---------       ---------       ---------

FINANCIAL ASSETS
Cash and deposits with banks                 31.5             2.3            33.8            33.9
Securities                                   45.8             0.5            46.3            46.3
Credit to the public                        148.5         5,372.6         5,521.1         5,551.9
Credit to governments                         0.1            24.6            24.7            26.2
Other financial assets                        3.3               -             3.3             3.3
Perpetual deposits with the
 Israeli Treasury                           848.8               -           848.8           848.8
                                        ---------       ---------       ---------       ---------

Total financial assets                    1,078.0         5,400.0         6,478.0         6,510.4
                                        =========       =========       =========       =========

FINANCIAL LIABILITIES
Deposits of the public                       30.0            24.6            54.6            55.5
Deposits of banks                           481.2               -           481.2           481.2
Deposits of the Government
 and a perpetual deposit                      0.1         5,319.2         5,319.3         5,326.2
Capital notes                                   -            20.2            20.2            21.8
Other financial liabilities                  24.0               -            24.0            24.0
Non participating preference
 shares                                     276.0               -           276.0           276.0
Participating preference shares             170.6               -           170.6           170.6
                                        ---------       ---------       ---------       ---------

Total financial liabilities                 981.9         5,364.0         6,345.9         6,355.3
                                        =========       =========       =========       =========

     (1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

                                    F - 127

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:
     (cont'd)

                                                           DECEMBER 31, 2006
                                        ---------------------------------------------------------
                                                 BALANCE SHEET AMOUNTS
                                        -----------------------------------------
                                                          OTHER
                                        FINANCIAL       FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL         FAIR VALUE
                                        ---------       ---------       ---------       ---------
                                                             REPORTED AMOUNTS
                                        ---------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                        ---------       ---------       ---------       ---------

FINANCIAL ASSETS
Cash and deposits with banks                 56.2            10.2            66.4            66.5
Securities                                   49.7             0.7            50.4            50.4
Credit to the public                        322.7         6,196.4         6,519.1         6,514.5
Credit to governments                           -            41.5            41.5            41.8
Other financial assets                        4.5               -             4.5             4.5
Perpetual deposits with the
 Israeli Treasury                           825.8               -           825.8           825.8
                                        ---------       ---------       ---------       ---------

Total financial assets                    1,258.9         6,248.8         7,507.7         7,503.5
                                        =========       =========       =========       =========

FINANCIAL LIABILITIES
Deposits of the public                       33.8            33.1            66.9            68.2
Deposits of banks                           761.5             6.8           768.3           768.4
Deposits of the Government
 and a perpetual deposit                      0.1         6,087.4         6,087.5         6,088.2
Capital notes                                   -            24.9            24.9            25.4
Other financial liabilities                  25.1               -            25.1            25.1
Non participating preference
 shares                                     303.2               -           303.2           303.2
Participating preference shares             187.4               -           187.4           187.4
                                        ---------       ---------       ---------       ---------

Total financial liabilities               1,311.1         6,152.2         7,463.3         7,465.9
                                        =========       =========       =========       =========

     (1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

                                    F - 128

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES

     "Related Parties" and "Interested Parties" of the Bank, as defined in
     Opinion No. 29 of the Institute of Certified Public Accountants in Israel
     and the Securities Regulations (Preparation of Annual Financial Statements)
     - 1993, are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank
     Ltd.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank
     and companies related to them, affiliates of the Bank and their related companies.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                            DECEMBER 31, 2007                                      DECEMBER 31, 2006
                             -------------------------------------------------       -------------------------------------------------
                              AFFILIATES AND THEIR                                   AFFILIATES AND THEIR
                               RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER     RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER
                             ---------------------       ---------------------       ---------------------       ---------------------
                                           HIGHEST                     HIGHEST                     HIGHEST                     HIGHEST
                           BALANCE AT      BALANCE     BALANCE AT      BALANCE     BALANCE AT      BALANCE     BALANCE AT      BALANCE
                          BALANCE SHEET   DURING THE  BALANCE SHEET  DURING THE   BALANCE SHEET   DURING THE  BALANCE SHEET   DURING THE
                               DATE        YEAR(1)        DATE         YEAR(1)        DATE         YEAR(1)        DATE         YEAR(1)
                             -------       -------       -------       -------       -------       -------       -------       -------
                                                                         REPORTED AMOUNTS
                             ---------------------------------------------------------------------------------------------------------
                           NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                             -------       -------       -------       -------       -------       -------       -------       -------

ASSETS
Credit to the public             0.1           0.2             -             -           0.2           0.3             -             -

LIABILITIES

Other liabilities                  -             -           0.9           0.9             -             -           0.2           0.2

          (1)  On the basis of the balances at the end of each month.

          (*)  For information on the credit to the Israel Electric Company
               Ltd., granted from the deposit of the State and with the
               guarantee of the State - see E below.

                                    F - 129

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES*

                                            2007         2006
                                         ---------     ---------
                                       DIRECTORS AND  DIRECTORS AND
                                          GENERAL       GENERAL
                                          MANAGER       MANAGER
                                         ---------     ---------
                                             REPORTED AMOUNTS
                                         -----------------------
                                       NIS MILLIONS  NIS MILLIONS
                                         ---------     ---------

Profit from financing
 operations before allowance
 for doubtful debts (1)                          -             -
Allowance for doubtful debts                     -             -
Operating and other expenses (2)               2.3           2.3

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     (*)  For information on the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the
          State - see E below.

     C.   BENEFITS TO INTERESTED PARTIES

                                                2007                           2006
                                       ----------------------         ----------------------
                                    DIRECTORS AND GENERAL MANAGER  DIRECTORS AND GENERAL MANAGER
                                       ----------------------         ----------------------
                                          REPORTED AMOUNTS               REPORTED AMOUNTS
                                       ----------------------         ----------------------
                                                     NUMBER OF                     NUMBER OF
                                     NIS MILLIONS   RECIPIENTS      NIS MILLIONS   RECIPIENTS
                                       ---------    ---------         ---------    ---------

Interested parties employed by
 the Bank (1)                                2.3            2               1.7            2
Fees to directors not employed
 by the Bank                                 0.6            9               0.6           10

     (1)  Not including VAT on salaries.

     See Note 18A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

                                    F - 130

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES*

                                                       2007          2006          2005
                                                      -------       -------       -------
                                                                REPORTED AMOUNTS
                                                      -----------------------------------
                                                    NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                      -------       -------       -------

Income deriving from credit to the public                   -             -             -
Expenses deriving from deposits of the public               -             -             -
                                                      -------       -------       -------
Net results from financing operations
 before allowance for doubtful debts                        -             -             -
                                                      =======       =======       =======

     Definitions in this note:

     -    Interested parties - as defined in Paragraph 1 of the definition of an
          "interested party in a company" in Section 1 of the Securities Law.

     -    Related party - as defined in Opinion 29 of the Institute of Certified
          Public Accountants in Israel.

     -    Directors and General Manager - including their spouses and minors
          (Opinion 29 of the Institute of Certified Public Accountants in
          Israel).

     (*)  For information on the income and expenses in connection with the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the State - see E below.

     E.   CREDIT TO THE ISRAEL ELECTRIC COMPANY LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank provided long-term credit to the Israel Electric Corporation Ltd.
     which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As at
     December 31, 2007, the balance of the credit was NIS 4,963 million (as at
     December 31, 2006 - NIS 5,671 million). An expense of NIS 127 million was recorded in respect of the aforementioned credit in 2007 (in 2006 - an expense of NIS 89 million). This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2005, income of NIS 864 million was recorded, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said year.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2007, the overall balance of the Government deposits amounted to NIS 5,319 million compared with NIS
     6,087 million as at December 31, 2006. Financing income in an amount of NIS
     115 million was recorded in 2007 in respect of the Government deposits, compared with income of NIS 84 million in 2006 and an expense of NIS 902 million in 2005.

                                    F - 131

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                               2007           2006          2005
                                                            ---------      ---------     ---------
                                                                       REPORTED AMOUNTS
                                                            --------------------------------------
                                                           NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                                            ---------      ---------     ---------

A.    INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                            (80.7)         (39.7)        979.3
Credit to governments                                               -           (0.9)          1.0
Deposits with Bank of Israel                                        -              -           0.1
Deposits with banks                                               0.8            0.7           8.2
Debentures                                                          -              -           0.3
                                                            ---------      ---------     ---------
                                                                (79.9)         (39.9)        988.9
                                                            ---------      ---------     ---------

B.    (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                           (3.1)          (4.4)        (15.4)
Deposits of the Government                                      115.1           84.2        (901.7)
Deposits of Bank of Israel                                      (23.6)         (45.2)        (43.0)
Deposits of banks                                                 0.1            0.9           0.7
                                                            ---------      ---------     ---------
                                                                 88.5           35.5        (959.4)
                                                            ---------      ---------     ---------

C.    INCOME DERIVING FROM DERIVATIVE FINANCIAL
      INSTRUMENTS
Net income from derivative instruments ALM *                      0.3           11.6           1.8
                                                            ---------      ---------     ---------
                                                                  0.3           11.6           1.8
                                                            ---------      ---------     ---------

D.    OTHER INCOME AND EXPENSES
Commissions from financing operations                            11.0           12.1          13.4
Other financing income**                                         19.0           11.6          28.1
Other financing expenses                                         (9.6)         (12.7)        (11.2)
                                                            ---------      ---------     ---------
                                                                 20.4           11.0          30.3
                                                            ---------      ---------     ---------
Total profit from financing operations before
 allowance for doubtful debts                                    29.3           18.2          61.6
                                                            =========      =========     =========

Including - exchange rate differences, net                       (6.1)          (9.8)         15.6
                                                            =========      =========     =========

E.   RESULTS FROM INVESTMENTS IN DEBENTURES
Financing income on accrual basis on available-for-
 sale debentures (included in income from assets)                   -              -           0.3
                                                            ---------      ---------     ---------

Total profit from investments in debentures                         -              -           0.3
                                                            =========      =========     =========

*    Derivatives comprising part of the asset and liability management system of the Bank, not designated for hedging purposes.

**  Including income from interest collected in
    respect of problematic debts                                 17.4            9.4          21.6
                                                            =========      =========     =========

                                    F - 132

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 24 - OPERATING COMMISSIONS

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Ledger fees (in Israeli and foreign currency)                   0.5          0.4           1.1
Payment order system services                                     -          0.1           0.1
Foreign trade transactions                                      0.1          0.2           0.2
Credit handling and drafting of contracts                         -            -           0.1
Computerized information services and
 confirmations                                                    -            -           0.1
Other                                                           0.5          0.6           0.6
                                                            -------      -------       -------

Total operating commissions                                     1.1          1.3           2.2
                                                            =======      =======       =======

NOTE 25 - GAINS ON INVESTMENTS IN SHARES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Gains on sale of available-for-sale shares                      3.3         10.3          11.3
Dividend from available-for-sale and trading shares             5.4          6.1             -
                                                            -------      -------       -------

Total gains on investments in shares                            8.7         16.4          11.3
                                                            =======      =======       =======

NOTE 26 - OTHER INCOME

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Gains on severance funding                                      0.2          0.8           0.6
Other                                                           1.5          3.0           4.1
                                                            -------      -------       -------

Total other income                                              1.7          3.8           4.7
                                                            =======      =======       =======

                                    F - 133

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 27 - SALARIES AND RELATED EXPENSES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Salaries                                                       13.3         13.8          14.5
Severance pay, provident fund, pensions,
 continuing education fund, vacation pay,
 sick leave pay and long service bonuses (*)                    2.1          3.0           2.8
National insurance                                              3.1          0.7           0.8
Other related expenses                                            -          0.1           0.1
                                                            -------      -------       -------

Total salaries and related expenses                            18.5         17.6          18.2
                                                            =======      =======       =======

     (*)  In 2006 and 2005, payroll tax was not included in payroll expenses due to the existence of losses for purposes of profit tax.

NOTE 28 - OTHER EXPENSES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Marketing and advertising                                       0.1          0.1           0.1
Communications (postage, telephone,
 courier fees, etc.)                                            0.3          0.4           0.4
Computer (not including salaries and
 depreciation)                                                  2.8          3.3           4.3
Office expenses                                                 0.2          0.2           0.3
Insurance                                                       1.5          3.2           4.7
Professional services                                           3.3          3.4           4.8
Directors' fees (not including a director employed
 as a senior executive)                                         0.6          0.6           0.7
Staff training, further education, etc.                         0.1          0.1             -
Other                                                           0.5          3.0           1.2
                                                            -------      -------       -------

Total other expenses                                            9.4         14.3          16.5
                                                            =======      =======       =======

                                    F - 134

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON ORDINARY OPERATING INCOME

     A.   COMPOSITION:

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Taxes for the current year                                      1.5            -             -
Taxes in respect of prior years                                 0.1            -             -
                                                            -------      -------       -------

Provision for taxes on income                                   1.6            -             -
                                                            =======      =======       =======

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     The following table presents a reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Statutory tax rate                                            38.53%       40.65%        43.59%
                                                            =======      =======       =======

Tax (tax savings) at the valid statutory rate                   9.2         (7.0)         (3.7)

Tax (tax savings) in respect of:
Addition (deduction) in respect of inflation                    2.1         (0.2)          2.2
General and supplementary allowances for
  doubtful debts                                               (2.5)        (2.4)         (5.2)
Other non-deductible expenses  (fines, excess expenses)         0.1          0.1           0.1
Exempt income and income with limited rates                       -          1.1             -
Differences and tax benefits in respect of which
 deferred taxes had not been recorded,                         (4.2)         7.3           3.6
Profit tax on payroll tax (net)                                 0.2            -             -
Taxes in respect of prior years                                 0.1            -             -
Additional payables (receivables) in respect of
  other problematic debts                                      (3.4)           -             -
Loss for purposes of profit VAT which
  cannot be set off                                               -          1.1           3.0
                                                            -------      -------       -------

Tax expense reflected in the statement of income                1.6            -             -
                                                            =======      =======       =======

     C.   The Bank has been issued final tax assessments for all years through
          2003.

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 719 million (in 2006 - NIS 707 million).

                                    F - 135

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     E.   In 2006, the Bank recorded payroll tax on salaries receivable in the amounts of NIS 2.8 million, as a result of losses for purposes of profit tax.

     F.   On July 25, 2005 the Israeli parliament passed the Law for the
          Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) -
          2005 (hereinafter - Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in
          2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in
          2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

          The tax on banking institutions includes profit tax in accordance with the VAT Law

          On June 29, 2006, a VAT Order was issued reducing the profit tax rate from 17% to 15.5%, commencing on July 1, 2006. Accordingly, the statutory tax rate that will apply to the Bank will be 36.8% in 2008,
          35.9% in 2009 and 35.1% in 2010.

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                      DECEMBER 31     DECEMBER 31
                                                         2007             2006
                                                       ---------       ---------
                                                        REPORTED        REPORTED
                                                        AMOUNTS         AMOUNTS
                                                       ---------       ---------
                                                     NIS MILLIONS     NIS MILLIONS
                                                       ---------       ---------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                     5,095.4         5,840.1
                                                       ---------       ---------

Total                                                    5,095.4         5,840.1
                                                       =========       =========

DESIGNATED DEPOSITS
Deposits of the Government                               5,219.8         5,977.1
                                                       ---------       ---------

Total                                                    5,219.8         5,977.1
                                                       =========       =========

     Credit out of designated deposits includes NIS 4,963.2 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2006 the balance of the credit secured by a State guarantee was NIS 5,671.0 million).

                                    F - 136

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 31 - INFORMATION ON NOMINAL DATA BASIS

                                  DECEMBER 31     DECEMBER 31
                                     2007            2006
                                   ---------       ---------
                                 NIS MILLIONS     NIS MILLIONS
                                   ---------       ---------

Total assets                         6,482.6         7,516.3
Total liabilities                    6,372.6         7,496.4
                                   ---------       ---------

Total shareholders' equity             110.0            19.9
                                   =========       =========

                                      2007            2006            2005
                                   ---------       ---------       ---------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   ---------       ---------       ---------

Nominal net income (loss)               22.2           (17.1)           (8.4)

                                    F - 137